Form 20-F
period 2024-12-31
Triton International Ltd
filed 2025-02-28
CIK 1660734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from          to
Commission file number - 001-37827

Triton International Limited
(Exact name of registrant as specified in the charter)

Bermuda
(Jurisdiction of incorporation or organization)

Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of principal executive offices)
Carla Heiss
Senior Vice President and General Counsel
100 Manhattanville Rd. Purchase, NY 10577
Tel: (441) 294-8033
Email: cheiss@trtn.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
8.50% Series A Cumulative Redeemable Perpetual Preference Shares	TRTN PRA	New York Stock Exchange
8.00% Series B Cumulative Redeemable Perpetual Preference Shares	TRTN PRB	New York Stock Exchange
7.375% Series C Cumulative Redeemable Perpetual Preference Shares	TRTN PRC	New York Stock Exchange
6.875% Series D Cumulative Redeemable Perpetual Preference Shares	TRTN PRD	New York Stock Exchange
5.75% Series E Cumulative Redeemable Perpetual Preference Shares	TRTN PRE	New York Stock Exchange
7.625% Series F Cumulative Redeemable Perpetual Preference Shares	TRTN PRF	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2024, there were 101,158,891 common shares, par value $0.01 per share, outstanding, all of which were held by a subsidiary of Brookfield Infrastructure

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ Other

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

References in this Annual Report on Form 20-F to the “Company,” “Triton,” “we,” “us” and “our” refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (the "Annual Report") of Triton International Limited contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the Securities and Exchange Commission (the "SEC"), or in connection with oral statements made to the press, potential investors or others. All statements, other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenues, future costs, prospects, plans and objectives of management are forward-looking statements. The words "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Triton's control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

•decreases in the demand for leased containers;
•decreases in market leasing rates for containers;
•difficulties in re-leasing containers after their initial fixed-term leases;
•our customers' decisions to buy rather than lease containers;
•increases in the cost of repairing and storing our off-hire containers;
•our dependence on a limited number of customers and suppliers;
•customer defaults;
•decreases in the selling prices of used containers;
•extensive competition in the container leasing industry;
•risks stemming from the international nature of our businesses, including global and regional economic conditions and geopolitical risks, including international conflicts;
•decreases in demand for international trade;
•risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties and tariffs;
•disruption to our operations from failures of, or attacks on, our information technology systems;
•disruption to our operations as a result of natural disasters or public health crises;
•compliance with laws and regulations globally;
•risks related to the acquisition of Triton by Brookfield Infrastructure, including the potentially divergent interests of our sole common shareholder and the holders of our outstanding indebtedness and preference shares, and our reliance on certain corporate governance exemptions, and that as a foreign private issuer we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•the availability and cost of capital;
•restrictions imposed by the terms of our debt agreements;
•changes in tax laws in Bermuda, the United States and other countries; and
•other risks and uncertainties, including those listed under Item 3.D, "Risk Factors" in this Annual Report and in the other documents we file with the SEC from time to time.

The foregoing list of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere. Any forward-looking statements made in this Annual Report are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Triton or its businesses or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    [Reserved]

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Related to Our Business and Industry

The international nature of our business exposes us to numerous risks.

We are subject to numerous risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. Several of these risks are discussed in more detail throughout this "Risk Factors" section. These risks include, but are not limited to:

•the imposition of tariffs or other trade barriers;
•difficulties with enforcement of lessees' obligations across various jurisdictions;
•changes in governmental policy or regulation affecting our business and industry, including as a result of the political relationship between the U.S. and other countries;
•restrictions on the transfer of funds into or out of countries in which we operate;
•political and social unrest or instability;
•nationalization of foreign assets;
•military conflicts;
•government protectionism;
•public health or similar issues, including epidemics and pandemics; and
•labor or other disruptions at key ports or at manufacturing facilities of our suppliers.

Our ability to enforce lessees’ obligations will be subject to applicable law in the jurisdiction in which enforcement is sought. As containers are used in international commerce, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the United States and in other jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the costs, relative success and expedience of collecting receivables or pursuing enforcement proceedings with respect to containers in various jurisdictions cannot be predicted. Any one or more of these or other factors could adversely affect our current or future international operations and business.

Container leasing demand can be negatively affected by decreases in global trade due to global and regional economic downturns and other adverse macroeconomic conditions.

Overall demand for containers depends largely on the rate of world trade and economic growth. Adverse macroeconomic conditions, including significant downturns in global economic growth, recessionary conditions in major geographic regions, inflation and attempts to control inflation, changes to fiscal and monetary policy, and higher interest rates, can negatively affect container demand and lessors' decisions to lease containers. During economic downturns and periods of reduced trade, shipping lines tend to use and lease fewer containers, or lease containers only at reduced rates, and tend to rely more on their own fleets to satisfy a greater percentage of their requirements. As a result, during periods of weak global economic activity or reduced trade, container lessors typically experience decreased leasing demand, decreased equipment utilization, lower average rental rates, decreased leasing revenue, decreased used container resale prices and significantly decreased profitability.

The impacts of global and regional economic downturns and other adverse macroeconomic conditions could have a material adverse effect on our business, profitability and cash flows.

Increased tariffs or other trade actions could adversely affect our business, financial condition and results of operations.

The international nature of our business and the container shipping industry exposes us to risks relating to the imposition of import and export duties, quotas and tariffs. These risks have increased over the last several years as the United States and other countries have adopted protectionist trade policies and as companies look to on-shoring or near-shoring their production to address material and parts shortages and/or increased costs due to these actions. In recent years, trade disputes between the United States and China have led both countries to impose tariffs on imported goods from the other, resulting in periods of decreased trade growth and demand for leased containers. Significant uncertainty remains about the future relationship between the United States and China as tariffs and other trade barriers remain historically high, other key areas of economic and foreign policy difference remain unresolved and tensions remain elevated. The recent inauguration of the second Trump administration in the United States has led to significant uncertainty regarding future trade policies, as the administration has imposed or threatened to impose wide-ranging and potentially substantial tariffs and reciprocal tariffs on U.S. trade partners, including China. In response, China has announced certain counter-tariffs and export controls, and it, along with other countries, could implement additional retaliatory measures, such as tariffs on U.S. exports or further restrictions on access to key materials and markets. Given the importance of the United States and China in the global economy, continued or increased tensions between these countries could significantly reduce the volume of goods traded internationally and reduce the rate of global economic growth. Increased trade barriers and the risk of further disruptions is also motivating some manufacturers and retailers to reduce their reliance on overseas production and could reduce the long-term growth rate for international trade, leading to decreased demand for leased containers, lower new container prices, decreased market leasing rates and lower used container disposal prices. These impacts could have a material adverse effect on our business, profitability and cash flows.

Our business and results of operations are subject to risks resulting from the political and economic policies of China.

A substantial portion of our containers are leased out from locations in China and we have several customers that are domiciled in China. The main manufacturers of containers are also located in China. See "We purchase containers from a small number of container manufacturers primarily based in China, potentially limiting our ability to maintain an adequate supply of containers and increasing our risk of negative outcomes from any manufacturing disputes" elsewhere in this "Risk Factors" section.

As a result, the political and economic policies of China and the level of economic activity in China may have a significant impact on our business and financial performance. For example, changes in laws and policies in China, which could be enacted with little notice, such as restrictions on private enterprise or foreign investment, the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion or remittances abroad could significantly impact business investment and exports in China. Additionally, government policies that reduce the emphasis on manufacturing and increase priorities for domestic consumption and services may alter trade patterns and reduce demand for containers in China. Chinese government environmental laws and regulations may increase the cost of manufacturing in China, leading to reduced exports and decreased container demand. Additionally, the imposition of policies aimed at controlling future disease outbreaks, similar to those enacted during the COVID-19 pandemic, may reduce manufacturing activity and exports and lead to logistical disruptions in global shipping. Changes in China’s laws and regulations could also impact the cost and availability of new containers from the container manufacturers in China. These factors could have a significant negative effect on our customers, the cost and availability of new containers and have a material adverse effect on our business and results of operations.

In addition, a geo-political conflict involving China could significantly reduce global economic activity and trade and have a material adverse effect on our business given the large share of global exports, container manufacturing and container lease-outs represented by China.

International conflicts may negatively impact international trade and our business.

Given the nature of our and our customers’ business and global operations, political, economic and other conditions in major regions, including geopolitical conflicts, may adversely affect us. For example, the ongoing war between Russia and Ukraine has resulted in economic and trade disruptions, significant stress on the global economy, as well as a significant humanitarian crisis. The conflict has led the United States, along with other nations and international organizations, to impose sweeping economic sanctions on Russia, its allies, and associated individuals, banks, and corporations. Additionally, it has prompted port restrictions on Russian vessels and decisions by several major ocean carriers to suspend services to Russia and modify certain shipping routes. More recently, attacks on shipping vessels in the Red Sea related to the armed conflict between Israel and Hamas have caused significant disruptions to trade routes in the region, which may be prolonged. While we do not have any employees or Company facilities in any of these major conflict areas, the extent and duration of military conflicts, resulting sanctions, embargoes, regional instability, shipping bans or disruptions, increased cybersecurity risks, escalation of hostilities and the effects of the conflicts on our customers and the global economy, including increased on-shoring and near-shoring, reduced global trade, heightened inflation and any other related economic or market disruptions, are impossible to predict, but could be substantial, particularly if they persist for an extended period of time or if geopolitical tensions result in expanded military conflict. These factors may negatively impact our business and results of operations.

Demand for containers was boosted in 2024 by supply chain disruptions related to attacks on shipping vessels in the Red Sea. A resumption of normal vessel routing through the Suez Canal would likely lead to a reduction in demand for containers and a period of excess container supply.

Houthi rebels operating from Yemen have intermittently attacked cargo vessels in and around the Red Sea since late 2023. In response, most containership operators have rerouted Asia-Europe trade routes around Africa’s southern tip rather than through the Suez Canal, significantly extending voyage times. To maintain container delivery capacity despite the longer voyage time, shipping lines purchased and leased a record number of containers in 2024. If containership operators resume using the Suez Canal, we expect that a surplus of containers will develop as voyage times normalize, potentially reducing investment opportunities for Triton, increasing container off-hire volumes, lowering fleet utilization, decreasing prices for new and used containers, and decreasing market leasing rates.

We face extensive competition in the container leasing industry.

The container leasing and sales business is highly competitive. We compete with several other major leasing companies, many smaller container lessors, equipment financing companies, and manufacturers of container equipment, who sometimes lease and finance containers directly with our shipping line customers. Some of these competitors may have greater financial resources and access to capital than us and may have lower investment return expectations. Additionally, some of these competitors may, at times, accumulate a high volume of underutilized inventories of containers, which could lead to significant downward pressure on lease rates and margins. As market conditions evolve, we may see new competition entering the market.

Competition among container leasing companies involves many factors, including, among others, lease rates, lease terms (including lease duration, and drop-off and repair provisions), customer service, and the location, availability, quality and individual characteristics of equipment. In addition, new technologies and the expansion of existing technologies, such as digitalization and expanded online services, may increase competitive pressures in our industry. The highly competitive nature of our industry may reduce our lease rates and margins and undermine our ability to maintain our current level of container utilization or achieve our growth plans.

Our customers may decide to lease fewer containers. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate and level of investment would decrease, resulting in decreased leasing revenues, increased storage costs, increased repositioning costs and lower growth.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased repositioning costs. A significant decrease in the portion of leased containers operated by shipping lines would also reduce our investment opportunities and significantly constrain our growth. Most of the factors affecting the lease versus buy decisions of our customers, including their operational and capital allocation priorities, are outside of our control and may change from year to year.

Market leasing rates may decrease due to a decrease in new container prices, weak leasing demand, increased competition or other factors.

Market leasing rates have historically varied widely and changed suddenly. Market leasing rates are typically a function of, among other things, new equipment prices (which are heavily influenced by steel prices), interest rates, the type and length of the lease, the equipment supply and demand balance at a particular time and location, and other factors described in this "Risk Factors" section.

A decrease in market leasing rates negatively impacts the leasing rates on both new container investments and the existing containers in our fleet. Most of our existing containers are on operating leases, with lease terms shorter than the expected life of the container, thus the lease rate we receive for the container is subject to change at the expiration of the current lease. The profitability impact of decreasing lease rates on existing containers can be particularly severe since it leads to a reduction in revenue with no corresponding reduction in investment or expenses.

We are exposed to customer credit risk, including the risk of lessee defaults.

Our containers and chassis are leased to numerous customers, who are responsible to pay lease rentals and other charges, including repair fees and costs for damage to or loss of equipment. Some of our customers are privately owned and do not provide detailed financial information regarding their operations. Our customers could incur financial difficulties, or otherwise have difficulty making payments to us when due for any number of factors which we may be unable to anticipate. A delay or diminution in amounts received under the leases, or a default in the performance of our lessees' obligations under the leases could adversely affect our business, financial condition, results of operations and cash flows and our ability to make payments on our debt.

In addition, when lessees default, we may fail to recover all of our equipment, and the equipment we do recover may be returned in damaged condition or to locations where we may not be able to efficiently re-lease or sell the equipment. As a result, we may have to repair our equipment and reposition it to other locations and we may lose lease revenues and incur significant operating expenses. We also often incur extra costs when repossessing containers from a defaulting lessee. These costs typically arise when our lessee has also defaulted on payments owed to container terminals or depot facilities where the repossessed containers are located. In such cases, the terminal or depot facility may delay or bar us from taking possession of our containers or sometimes seek to have us repay a portion of the lessee's unpaid bills as a condition to releasing the containers back to us.

Historically, the container shipping industry has been characterized by recurring periods of excess vessel capacity and weak financial performance. In addition, the potential impact of a customer default has increased due to the large volume of high-priced containers purchased and leased out in 2021. Also, it has become more difficult and expensive to obtain credit insurance in our industry following the bankruptcy of Hanjin Shipping Co. Ltd. in 2016, and we have chosen not to purchase credit insurance policies. As a result, a major customer default could have a significant adverse impact on our business, financial condition and cash flows.

Our customer base is highly concentrated. A default by or significant reduction in leasing business from any of our large customers could have a material adverse impact on our business and financial performance.

Our five largest customers represented approximately 65% of our lease billings in 2024. Furthermore, the shipping industry has experienced significant consolidation, and further consolidation could increase the portion of our revenues that come from our largest customers. Given the high concentration of our customer base, a default by or a significant reduction in future lease transactions with any of our major customers could materially reduce our leasing revenues, profitability, liquidity and growth prospects.

We purchase containers from a small number of container manufacturers primarily based in China, potentially limiting our ability to maintain an adequate supply of containers and increasing our risk of negative outcomes from any manufacturing disputes.

The vast majority of intermodal containers are currently manufactured in China, and we currently purchase substantially all of our equipment from third-party manufacturers based there. In addition, the container manufacturing industry in China is highly concentrated. In the event that it were to become more difficult or more expensive for us to procure containers in China because of further consolidation among container suppliers, reduced production or production disruptions by our suppliers, increased tariffs imposed by the United States or other governments, regional instability, or for any other reason, we may be unable to fully pass these increased costs through to our customers in the form of higher lease rates and we may not be able to adequately invest in and grow our container fleet.

Additionally, we may face significant challenges in the event of disputes with container manufacturers due to the limited number of potential alternative suppliers and higher uncertainty of outcomes for commercial disputes in China. Such disputes could involve manufacturers’ warranties or manufacturers’ ability and willingness to comply with key terms of our purchase agreements such as container quantities, container quality, delivery timing and price.

Manufacturers of equipment may be unwilling or unable to honor manufacturer warranties covering defects in our equipment or we may incur significant increased costs or reductions in the useful life of equipment due to changes in manufacturing processes, which could adversely affect our business, financial condition and results of operations.

We obtain warranties from the manufacturers of equipment that we purchase. When defects in the containers occur, we work with the manufacturers to identify and rectify the problems. However, there is no assurance that manufacturers will be willing or able to honor warranty obligations. In addition, manufacturers’ warranties typically do not cover the full expected life of our containers. If the manufacturer is unwilling or unable to honor warranties covering failures occurring within the warranty period or if defects are discovered in containers that are no longer covered by manufacturers' warranties, we could be required to expend significant amounts of money to repair the containers, the useful lives of the containers could be shortened and the value of the containers reduced.

Several key container components and manufacturing processes have undergone changes over the last several years, in many cases due to environmental concerns. These changes include, but are not limited to, the following:

•Changes in paint application systems to water-based from solvent-based;
•Changes to the wood floorboard materials to farm-grown woods from tropical hard woods;
•Changes to the refrigerant gasses used by refrigerated containers; and
•Changes to insulation foaming processes for the walls of refrigerated containers.

These changes have not yet proven their durability over the typical 12 to 15 year life of a container in a marine environment. In addition, due to increased container demand during the COVID-19 pandemic as a result of global supply chain disruptions, manufacturers significantly accelerated their rate of production in order to keep pace with demand. The impact of these and future changes in manufacturing processes or materials on the quality and durability of our equipment is uncertain and may result in increased costs to maintain or a significant reduction in the useful life of the equipment.

We may be exposed to increased repair and maintenance costs associated with our lessees’ failure to pay repair charges.

Under our lease agreements, lessees are responsible for many obligations, including maintaining the equipment while on-hire and for payment for damage to equipment beyond normal wear at the end of the lease term. Improper use or handling of our equipment, failure to perform required maintenance during the lease term or other damage caused to our equipment while on lease could result in substantial damage to our equipment and the assessment of significant repair charges to our lessees at the end of the lease term. Disputes with lessees over their responsibility for repair costs could require us to incur significant unplanned maintenance and repair expenses upon the termination of the applicable lease to restore the equipment to an acceptable condition prior to re-leasing or sale. A significant failure by our lessees to meet their obligations to maintain our equipment or pay for damage could have a material adverse effect on our business, results of operations and cash flows.

Used container sales prices are volatile and sale prices can fall below our accounting residual values, leading to losses on the disposal of our equipment and a large decrease in our cash flows.

Although our revenues primarily depend upon equipment leasing, our profitability is also affected by the gains or losses we realize on the sale of used containers because, in the ordinary course of our business, we sell certain containers when they are returned by customers upon lease expiration. The volatility of the selling prices and gains or losses from the disposal of such equipment can be significant. Used container selling prices, which can vary substantially, depend upon, among other factors, the cost of new containers, the global supply and demand balance for containers generally, the location of the containers, the supply and demand balance for used containers at a particular location, the physical condition of the container and related refurbishment needs, materials and labor costs and obsolescence of certain equipment or technology. Most of these factors are outside of our control.

Containers are typically sold if it is in our best interest to do so after taking into consideration local and global leasing and sale market conditions and the age, location and physical condition of the container. As these considerations vary, gains or losses on sale of equipment will also fluctuate and any such losses may be significant if we sell large quantities of containers below our estimated residual values. This could have a material adverse effect on our results of operations and cash flows.

Equipment trading results have been highly volatile and are subject to many factors outside of our control.

The profitability of our equipment trading activities has varied widely. Our ability to sustain a high level of equipment trading profitability will require securing large volumes of additional trading equipment and continuing to achieve high selling margins. Several factors could limit our trading volumes. Shipping lines that have sold containers to us could develop other means for disposing of their equipment or develop their own sales networks. In addition, we may limit our purchases if we have concerns that used container selling prices might decrease. Our equipment trading results would also be negatively impacted by a reduction in our selling margins resulting from increased competition for purchasing trading containers or decreased sales prices. If sales prices rapidly deteriorate and we hold a large inventory of equipment that was purchased when prices for equipment were higher, we may incur significant trading losses.

A number of key personnel are critical to the success of our business.

We have senior executives and other management level employees with extensive industry experience. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced marketing and sales team and technical personnel, as well as to recruit new skilled sales, marketing and technical and other support personnel. Competition for experienced talent in our industry can be intense. If we fail to retain and recruit the necessary personnel, our business and our ability to retain customers and provide acceptable levels of customer service could suffer.

It may become more difficult and expensive for us to store and repair our off-hire containers.

We are dependent on third-party depot operators to repair and store our equipment in port areas throughout the world. At times, particularly during times of decreasing fleet utilization, we may experience limited depot capacity and a refusal by certain depots to accept additional containers due to space constraints. For example, as a result of reduced trade levels and resulting lower demand for shipping containers following the subsiding of the COVID-19 pandemic, we have experienced periods of storage capacity shortages in a number of important locations in China, North Europe and the West Coast of the United States.

Additionally, in certain locations, the land occupied by depots is increasingly being considered as prime real estate due to its coastal location. As a result, existing depot locations may be redeveloped for other uses or become subject to increasing restrictions on operations by local communities and may be forced to relocate to sites further from the port areas. These factors have and may continue to impact available depot capacity, increase the cost of depot storage and repairs and increase the operational complexity of managing our business.

We may incur future asset impairment charges.

An asset impairment charge may result from the occurrence of an adverse change in market conditions, unexpected adverse events or management decisions that impact our estimates of expected cash flows generated from our long-lived assets. We review our long-lived assets, including our container and chassis equipment, goodwill and other intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We may be required to recognize asset impairment charges in the future as a result of reductions in demand for specific container and chassis types, a weak economic environment, challenging market conditions, events related to particular customers or asset types, or as a result of asset or portfolio sale decisions by management. The likelihood that we could incur asset impairment charges increases during periods of low new container prices, low market lease rates and low used container selling prices.

In addition, while used container selling prices are currently above our estimated residual values, they are extremely volatile and if disposal prices fall below our residual values for an extended period, we would likely need to revise our estimates for residual values. Decreasing estimates for residual values would result in an immediate charge on our leasing fleet containers at or older than the estimated useful life in our depreciation calculations and would result in increased depreciation expense for all of our other containers in subsequent periods. Asset impairment charges could significantly impact our profitability and could potentially cause us to breach the financial covenants contained in some or all of our debt agreements. The impact of asset impairment charges and a potential covenant default could be severe.

We may incur significant costs associated with relocation of leased equipment.

When lessees return equipment to locations where supply exceeds demand, containers are routinely repositioned to higher demand areas. Positioning expenses vary depending on geographic location, distance, freight rates and other factors. Positioning expenses can be significant if a large portion of our containers are returned to locations with weak demand. We seek to limit the number of containers that can be returned to areas where demand is not expected to be strong. However, future market conditions may not enable us to continue such practices. In addition, we may not be successful in accurately anticipating which port locations will be characterized by weak or strong demand in the future, and current contracts will not provide much protection against positioning costs if ports that are expected to be strong demand ports turn out to be low demand ports when the equipment is returned. In particular, many of our lease contracts are structured so that most containers will be returned to areas with current strong demand, especially major ports in China. If the economy in China continues to evolve in a way that leads to less focus on manufacturing and exports and more focus on consumer spending, imports and services, we may face large positioning costs in the future to relocate containers dropped off in China.

Our business, results of operations and financial condition could be materially adversely affected by public health crises such as major pandemics and disease outbreaks.

Public health crises, such as pandemics and disease outbreaks, have resulted in and may continue to result in significant impacts to businesses and supply chains globally. For example, the initial outbreak of COVID-19 led to the imposition of work, social and travel restrictions and a significant decrease in global economic activity and global trade. During this time, we faced increased business continuity and customer credit risks and experienced decreasing profitability, utilization, market leasing rates and used container sale prices and reduced container demand. A future pandemic or other public health crisis, depending on duration and severity, could materially adversely impact the global economy and our industry, operations and financial condition and performance.

Severe weather, climate change, terrorist attacks or other catastrophic events could negatively impact our operations and profitability and may expose us to liability.

Catastrophic natural events such as hurricanes, earthquakes, or fires, or other events, such as chemical explosions or other industrial accidents could lead to extensive damage to our equipment, significant disruptions to trade and reduced demand for containers. In addition, the potential effects of climate change could worsen the frequency and severity of natural events and change weather patterns, posing increased risks of economic instability and extensive disruptions to world trade. The incidence, severity and consequences of any of these events are unpredictable. These factors could impact the profitability of our customers and lead to higher credit risk, as well as significantly increase our operating costs, such as the cost of insurance coverage.

It is also possible that our containers could be involved in a terrorist attack. Although our lease agreements typically require our customers to indemnify us against all damages and liabilities arising out of the use of our containers and we carry insurance to potentially offset any costs in the event that our customer indemnifications prove to be insufficient, our insurance does not cover certain types of terrorist attacks. We may also experience reputational harm from a terrorist attack in which one of our containers is involved.

Risks Related to Our Indebtedness and Liquidity

We have a substantial amount of debt outstanding and have significant debt service requirements. Our high level of indebtedness may reduce our financial flexibility, impede our ability to operate and increase our risk of default.

We use substantial amounts of debt to fund our operations, particularly our purchase of equipment. As of December 31, 2024, we had outstanding indebtedness of approximately $7,657.7 million under our debt facilities.

Our substantial amount of debt could have important consequences for investors, including:

•making it more difficult for us to satisfy our obligations with respect to our debt facilities, which could result in an event of default under the agreements governing such indebtedness and potentially lead to insolvency;

•requiring us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, thereby reducing funds available for operations, capital expenditures, future business opportunities and other purposes;
•limiting our flexibility in planning for, or reacting to, changes in our business and industry;
•reducing our profit margin and investment returns on new container investments if we are unable to pass along increases in our cost of financing to our customers through higher lease rates, making it difficult for us to pay dividends on or redeem our preference shares;
•increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and
•placing us at a competitive disadvantage compared to our competitors having less debt.

We may also incur substantial additional indebtedness in the future. To the extent that new indebtedness is added to current debt levels, the risks described above would increase.

We may not be able to refinance our indebtedness on commercially reasonable terms or at all.

During difficult market environments, lenders to the container leasing industry may become more cautious, decreasing our sources of available debt financing and increasing our borrowing costs. In addition, we are the largest container leasing exposure for many of our lenders, and the amount of incremental loans available from our existing lenders may become constrained due to single-name credit limitations. If we cannot refinance our indebtedness, we may have to take actions such as selling assets, seeking additional capital or reducing or delaying future capital expenditures or other business investments, which could have a material adverse impact on our growth rate, profitability, preference share price and cash flows.

Our credit and asset-backed securitization ("ABS") facilities impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

Our credit and ABS facilities and other indebtedness impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries. These restrictions may limit or prohibit, among other things, our ability to:

•incur additional indebtedness;
•pay dividends on or redeem our preference shares;
•make loans and investments;
•create liens;
•sell certain assets or merge with or into other companies;
•enter into certain transactions with our shareholders and affiliates;
•cause our subsidiaries to make dividends, distributions and other payments to us; and
•otherwise conduct necessary corporate activities.

These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. In addition, our credit facility contains financial maintenance covenants that require us to satisfy certain ratios such as maximum leverage and minimum interest coverage. A breach of any of the above restrictions or financial covenants could result in an event of default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness to be immediately due and payable and proceed against any collateral securing that indebtedness.

Our ability to obtain debt financing and our cost of debt financing is, in part, dependent upon our credit ratings and outlook. A credit downgrade or being placed on negative watch could adversely impact our liquidity, access to capital markets and our financial results.

Maintaining our credit ratings depends on our financial results and on other factors, including the outlook of the rating agencies on our sector and on the debt capital markets generally. A credit rating downgrade or being placed on negative watch may make it more difficult or costly for us to raise debt financing, resulting in a negative impact on our liquidity and financial results.

A significant increase in our borrowing costs could negatively affect our financial condition, cash flows and results of operations.

The interest rates on our debt financings have several components, including credit spreads and underlying benchmark rates. Given our substantial indebtedness, an increase in our interest rates for any reason can have a substantial negative effect on our profitability and cash flows.

Our lease rental stream is generally fixed over the life of our leases. We employ various hedging strategies to attempt to match the duration of our leases and fixed interest rates. Our hedging strategies rely considerably on assumptions and projections regarding our assets and lease portfolio as well as general market factors. If any of these assumptions or projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates, we may experience volatility in our earnings that could adversely affect our profitability and financial condition. In addition, we may not be able to find market participants that are willing to act as our hedging counterparties on acceptable terms or at all, which could have an adverse effect on the success of our hedging strategies.

Our strategy of attempting to match the duration of our leases and interest rates also typically means that the average duration of our fixed interest rate debt is shorter than the average remaining duration of our container fleet. As a result, our profitability will decrease if our interest rates increase in the future and we are unable to pass along the cost of this increase in lease extension or re-lease transactions.

Risks Related to Information Technology and Data Security

We rely on our information technology systems to conduct our business. If these systems fail to adequately perform their functions, or if we experience an interruption in our operations, our business and financial results could be adversely affected.

The efficient operation of our business is highly dependent on our information technology systems, including our transaction tracking and billing systems and our customer interface systems. These systems allow our customers to view current inventory and check contractual terms in effect for their container lease agreements. These systems also process and track transactions, such as container pick-ups, drop-offs and repairs, and bill customers for the use of and damage to our equipment. If our information technology systems are damaged or an interruption is caused by a computer systems failure, viruses, security breach, cyber or ransom attack, fire, natural disaster or power loss, we may not be able to process transactions or accurately bill our customers for the containers they have on lease. The disruption to our normal business operations and impact on our costs, competitiveness and financial results could be significant. In recent years, we have moved various information technology systems and data to cloud-based storage providers and software vendors. We face additional risks from relying on third parties to store, process and manage our data and software. A significant interruption of these third-party systems could harm our business, results of operations and financial condition.

In addition, we rely on our financial systems and the integration of our financial and operating systems to provide timely and accurate financial reports on our business. A system failure leading to inaccurate or delayed financial reporting could have serious adverse consequences, including the ability to effectively manage our business, comply with our credit agreements, file our financial statements or meet our other legal and tax compliance obligations.

Security breaches and other disruptions could compromise our information technology systems and expose us to liability, which could cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store confidential and sensitive data on our systems, including our proprietary business information and that of our customers and suppliers, and personally identifiable information of our employees and third parties. The secure storage, processing, maintenance and transmission of this information is critical to our operations. Increased global cybersecurity vulnerabilities, threats and more sophisticated and targeted cybersecurity attacks, including social engineering threats, pose a potentially significant risk to the security of our information technology systems, as well as the confidentiality, availability and integrity of our data and the confidential data of our employees, customers, suppliers and other third parties that we may hold. Despite the security measures we employ as a component of our information security program, our information technology systems may be vulnerable to cyber attacks, breaches or other failures due to employee error, malfeasance or other disruptions. Any such incidents could compromise these systems and the information stored therein could be accessed, modified, publicly disclosed and/or lost or stolen. Any such incident could result in substantial remediation costs, legal claims or proceedings, liability under laws that protect the privacy of personal information, disruption to our operations, damage to our reputation and/or loss of competitive position.

Risks Related to Legal, Tax, and Other Regulatory and Compliance Matters

We may incur increased costs or be required to comply with increased restrictions due to the implementation of government regulations.

Although trade and transportation activity is regulated in most major economies, international container leasing companies have historically not been heavily impacted by regulations since containers have typically been viewed as international assets. However, periods of significant supply chain disruptions and increased transportation costs, such as during the COVID-19 pandemic, have resulted in increased scrutiny and regulation of the ocean shipping sector in various jurisdictions, including the United States. We could incur increased costs and operational complexity as a result of future regulations impacting our or our customers’ business and operations.

We also may become subject to regulations seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities or to set increased safety standards. For example, the Container Safety Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased costs for the acquisition of new, compliant equipment and/or the adaptation of existing equipment to meet any new requirements imposed by such regulations. Additionally, future development of products designed to enhance the security of containers transported in international commerce may result in increased costs associated with the adoption of these products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The lack of an international title registry for containers increases the risk of ownership disputes.

There is no internationally recognized system for recording or filing to evidence our title to containers nor is there an internationally recognized system for filing security interests in containers. Although this has not occurred to date, the lack of an international title recordation system for containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of the containers.

If we fail to comply with applicable regulations that impact our international operations, our business, results of operations or financial condition could be adversely affected.

Due to the international scope of our operations, we are subject to numerous laws and regulations, including economic sanctions, anti-corruption, anti-money laundering, import and export and similar laws. Recent years have seen a substantial increase in the enforcement of many of these laws in the United States and other countries. Any failure or perceived failure to comply with existing or new laws and regulations may subject us to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, and other enforcement actions in one or more jurisdictions, result in significant additional compliance requirements and costs, increase regulatory scrutiny of our business, result in the loss of customers, restrict our operations and limit our ability to grow our business, adversely affect our results of operations, and harm our reputation.

Environmental regulations and liability may adversely affect our business and financial condition.

We are subject to U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the United States and certain other countries, the owner of a leased container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from a container without regard to the owner's fault. Our insurance coverage and any indemnities provided by our lessees may be insufficient to compensate us for losses arising from environmental damage.

Changes in laws and regulations, or actions by authorities under existing laws or regulations, to address greenhouse gas emissions and climate change could negatively impact our and our customers’ business. For example, restrictions on emissions could significantly increase costs for our customers whose operations require significant amounts of energy. Customers’ increased costs could reduce their demand to lease our assets. Additionally, refrigerated intermodal containers are subject to existing and evolving environmental regulation in many regions, including the United States and European Union, such as restrictions with respect to the use of certain chemical refrigerants and the foam insulation used in the walls of these containers due to their ozone depleting and global warming effects. Non-compliance with applicable regulatory restrictions on the leasing, sale, repair or disposal of these containers could result in fines and penalties. Affected containers may also require costly retrofitting or repairs, and those containers that are not retrofitted may become more difficult to lease and command lower rental rates and disposal prices, or may have to be scrapped. As laws and regulations addressing climate change and other environmental impacts are enacted, interpreted and enforced, failure to comply with applicable regulatory restrictions or costs of compliance with these laws and regulations could have a material adverse effect on our or our customers’ financial condition and results of operations and cash flows.

Future tax rule changes or examination adjustments may have a material adverse effect on our results of operations.

We are a Bermuda company, and historically, Bermuda has not imposed corporate income taxes. However, Bermuda recently adopted the Corporate Income Tax Act, with most provisions taking effect on January 1, 2025. Based on our current understanding of this legislation as it applies to the Company and its Bermuda subsidiaries and given our financial reporting structure, we believe that we will not be subject to corporate income taxes in Bermuda. However, changes in the law, its interpretation, or modifications to our financial reporting structure could potentially result in the applicability of Bermuda corporate income tax to us, which could have an adverse effect on our financial position and results of operations.

We further believe that a significant portion of the income derived from our operations will not be subject to tax in many other countries in which our customers or containers are located. However, this belief is also based on our understanding of the current tax laws of the countries in which our customers use containers. The tax positions we take are subject to review and potential challenges by tax authorities in various jurisdictions during the course of regular audits or examinations, and to possible changes in law or rates that may have retroactive or prospective effects. These developments could result in unanticipated increases in our tax expense, including in the United States, and adversely affect our profitability and cash flows.

The Organization for Economic Co-operation and Development ("OECD") has coordinated a global effort to reform certain aspects of the international tax system. This effort included the December 2021 release of model rules for a 15% global minimum tax regime, commonly known as Pillar Two. Numerous jurisdictions have enacted or are in the process of enacting legislation to implement all or part of the Pillar Two model rules. Based on our understanding of Pillar Two and related local tax laws (regarding Qualified Minimum Domestic Top-Up Taxes, the Income Inclusion Rule, and the Under-Taxed Profits Rule) as they apply to the Company and its subsidiaries, we do not believe we are subject to material Pillar Two taxes in any jurisdiction where we operate. A change in law or to our financial reporting structure could adversely impact the applicability of Pillar Two laws to us, and result in a material increase to our annual global income tax expense and our annual global income tax payments.

Related to the OECD efforts to reform certain aspects of the international tax system, Bermuda implemented the Economic Substance Act 2018 which requires affected Bermuda registered companies to maintain a substantial economic presence in Bermuda. This legislation and/or other OECD efforts could require us to incur substantial additional costs to maintain compliance, result in the imposition of significant penalties, create additional tax liabilities globally, and possibly require us to re-domicile our company or any Bermuda subsidiary to a jurisdiction with higher tax rates. Our results of operations could be materially and adversely affected if we become subject to these or other unanticipated tax liabilities.

Future U.S. tax rule changes may subject us to unanticipated tax liabilities that may have a material adverse effect on our results of operations and cash flows.

We are a Bermuda company, however, a significant portion of our operations is subject to taxation in the United States. Our U.S. subsidiaries record tax provisions in their financial statements based on current tax rates. If there was an increase in the tax rate due to changes in enacted tax laws, our tax provision and effective tax rate would increase and our results of operations would be negatively impacted.

In addition, certain of our U.S. subsidiaries historically did not pay any meaningful U.S. income taxes primarily due to the benefit they received from accelerated tax depreciation of their container investments. However, the long duration of recent leases has limited the accelerated tax depreciation benefits of container investments, and as a result, we have limited the container investments made by our U.S. subsidiaries. Reduced investment in containers by our U.S. subsidiaries or any future change in rules governing the tax depreciation for our U.S. subsidiaries' containers could further reduce or eliminate this tax benefit and further increase our U.S. subsidiaries' cash tax payments.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences for direct or indirect U.S. investors in our preference shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. tax purposes if either:

•75% or more of our gross income in a taxable year is passive income for purposes of the PFIC rules; or
•the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%.

Based on the composition of our income and valuation of our assets, we do not expect that we should be treated as a PFIC for the current taxable year or for the foreseeable future. However, because the PFIC determination in our case is made by taking into account all of the relevant facts and circumstances regarding our business without the benefit of clearly defined bright line rules, it is possible that we may be a PFIC for any taxable year or that the U.S. Internal Revenue Service (the "IRS") may challenge our determination concerning our PFIC status. U.S. investors should consult their own tax advisors regarding the application of the PFIC rules, including the availability of any elections that may mitigate adverse U.S. tax consequences in the event that we are or become a PFIC.

Risks Related to Our Sole Common Shareholder and Owning Our Securities

The interests of the sole holder of our common shares may differ from the interests of holders of our indebtedness and preference shares.

A subsidiary of Brookfield Infrastructure owns all of the Company’s outstanding common shares and Brookfield Infrastructure has the ability to appoint the members of our Board of Directors ("Board"). As a result, Brookfield Infrastructure has significant influence over our business. The interests of Brookfield Infrastructure may differ from those of holders of our outstanding indebtedness and preference shares in material respects. Brookfield Infrastructure may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their overall equity investment, even though such transactions might involve risks to holders of our outstanding indebtedness or preference shares. For example, Brookfield Infrastructure may pursue future managed container transactions on our behalf, which could significantly reduce our assets and cash flows. In addition, Brookfield Infrastructure is in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are our suppliers or customers. The companies in which Brookfield Infrastructure invests may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

As a controlled company with only preference shares listed on the New York Stock Exchange ("NYSE"), we qualify for and rely on exemptions from certain corporate governance requirements. Holders of our preference shares will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Our common shares are owned by a subsidiary of Brookfield Infrastructure and, following the Merger (as defined in Item 4.A, "History and Development of the Company"), our common shares were delisted from the NYSE and only our preference shares remain listed on the NYSE. As a controlled company with only preference shares listed on the NYSE, certain of the listing rules, corporate governance requirements and provisions of the Exchange Act are no longer applicable to us. These include, for example, the requirements that:

•a majority of our board of directors consist of independent directors;
•we maintain a nominating committee and compensation committee composed entirely of independent directors;
•we maintain a code of conduct and ethics and corporate governance guidelines; and
•we comply with the proxy solicitation rules under the Exchange Act, including the furnishing of an annual proxy or information statement.

We have elected to utilize certain of the exemptions available to us and may elect to utilize all of the exemptions available to us in the future. Accordingly, holders of our preference shares do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE or certain of the reporting obligations under the Exchange Act.

We are a "foreign private issuer" under U.S. securities law. Therefore, we are exempt from many of the requirements applicable to U.S. domestic registrants.

We qualify as a "foreign private issuer" under the Exchange Act. As a result, among other things, we are not required under the Exchange Act to file annual, quarterly and current reports with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. Additionally, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act relating to their purchases and sales of our securities. Therefore, there may be less publicly available information about us than is regularly published by public companies in the United States. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our preference shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

The price of our preference shares has been volatile and may decrease regardless of our operating performance.

The trading price of our preference shares has been and may remain volatile. Factors affecting the trading price of our preference shares may include:

•broad market and industry factors, including global and political instability, trade actions, currency changes, and changes in prevailing interest rates, increases in which may have an adverse effect on the trading price of the preference shares;
•variations in our financial results;
•the public’s response to press releases or other public announcements by us or our competitors;
•changes in accounting standards, policies, guidance or interpretations or principles;
•the operating and trading performance of other companies that investors may deem comparable to us;
•changes in our dividend payments on our preference shares;
•the yield from dividends on our preference shares as compared to yields on other financial instruments;
•credit ratings of our preference shares and rating agencies’ outlook;
•fluctuations in the worldwide equity or debt markets;
•our issuance of additional preference shares or debt securities;
•recruitment or departure of key personnel; and
•other events or factors, including those described elsewhere in this "Risk Factors" section.

In addition, if the market for intermodal equipment leasing company securities or the stock market in general experiences a loss of investor confidence, the trading price of our preference shares could decline for reasons unrelated to our business or financial results. The trading price of our preference shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

We are incorporated in Bermuda and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States against the Company. Additionally, Bermuda law differs from the laws of the United States and may afford less protections to shareholders.

We are incorporated under the laws of Bermuda and a significant portion of our assets are located outside the United States. Additionally, several of our directors and officers are non-residents of the United States. As a result, it may be difficult to effect service of process on those persons in the United States or enforce court judgments obtained in the United States against us or those persons, based on the civil liability provisions of the federal or state securities laws of the United States. It is uncertain whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our officers or directors based on the civil liability provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Additionally, our shareholders might have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Bermuda Companies Act. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

Triton International Limited is an exempted company limited by shares formed under the laws of Bermuda. Triton is registered with the Registrar of Companies in Bermuda under registration number 50657. Our registered office is located at Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda and our telephone number is (441) 294-8033. Triton is a holding company, and substantially all of our operations are conducted through our subsidiaries.

Triton was formed on September 29, 2015 in connection with the merger of Triton Container International Limited ("TCIL") and TAL International Group, Inc. ("TAL") (the "TCIL-TAL Merger"), which was completed on July 12, 2016. Prior to the TCIL-TAL Merger, TCIL and TAL had both been engaged in the global intermodal container leasing business, with TCIL founded in 1985 and TAL tracing its history to 1963. Prior to the TCIL-TAL Merger, TAL’s common shares were listed on the NYSE under the symbol "TAL" since 2005. Following the TCIL-TAL Merger, Triton’s common shares were listed on the NYSE under the symbol "TRTN."

On September 28, 2023, pursuant to an Agreement and Plan of Merger, dated as of April 11, 2023 (the "Merger Agreement"), by and among Triton, Brookfield Infrastructure Corporation ("BIPC"), Thanos Holdings Limited ("Parent") and Thanos Merger Sub Limited, a subsidiary of Parent ("Merger Sub"), Merger Sub merged with and into Triton (the "Merger"), with Triton surviving the Merger as a subsidiary of Parent. As a result of the Merger, we became a privately held company and our common shares are no longer traded on the NYSE or any other securities exchange. Triton’s Series A-F cumulative redeemable perpetual preference shares are listed on the NYSE. Refer to Item 5, "Operating and Financial Review and Prospects" for further information regarding recent developments in our business.

Triton is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Information about us is also available on our website at www.trtn.com. The information on, or accessible through, our website is not a part of this Annual Report.

B.    Business Overview

Our Company

Triton is the world's largest lessor of intermodal containers. Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of December 31, 2024, our total fleet consisted of 4.1 million containers and chassis, representing 7.0 million twenty-foot equivalent units ("TEU") or 7.6 million cost equivalent units ("CEU"). We have an extensive global presence offering leasing services through a worldwide network of local offices and utilize third-party container depots spread across 47 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines. Our global field operations include sales, operations, equipment resale, and logistics services. Our registered office is located in Bermuda.

Industry Overview

Intermodal containers provide a secure and cost-effective method of transporting raw materials, component parts and finished goods because they can be used in multiple modes of transport. By making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking, containers reduce freight and labor costs. In addition, automated handling of containers permits faster loading and unloading of vessels, more efficient utilization of transportation equipment and reduced transit time. The protection provided by sealed containers also reduces cargo damage and the loss and theft of goods during shipment.

Container leasing companies maintain inventories of new and used containers in a wide range of worldwide locations and supply these containers primarily to shipping line customers under a variety of short and long-term lease structures. We estimate that container lessors owned approximately 26.5 million TEU, or approximately 48% of the total worldwide container fleet as of the end of 2024.

Leasing containers helps shipping lines improve their container fleet efficiency and provides shipping lines with an alternative source of equipment financing. Given the uncertainty and variability of export volumes, and the fact that shipping lines have difficulty in accurately forecasting their container requirements on a day-by-day, port-by-port basis, the availability of containers for lease on short notice reduces shipping lines' need to purchase and maintain larger container inventory buffers. In addition, the drop-off flexibility provided by operating leases also allows the shipping lines to adjust their container fleet sizes and the mix of container types in their fleets both seasonally and over time and helps balance their trade flows.

Spot leasing rates are typically a function of, among other things, new equipment prices (which are heavily influenced by steel prices), interest rates and the equipment supply and demand balance at a particular time and location. Average leasing rates on an entire portfolio of leases respond more gradually to changes in new equipment prices or changes in the balance of container supply and demand because lease agreements are generally only re-priced upon the expiration of the lease. The value that lessors receive upon resale of equipment is closely related to the cost of new equipment.

Our Equipment

Intermodal containers are designed to meet a number of criteria outlined by the International Standards Organization (ISO). The standard criteria include the size of the container and the gross weight rating of the container. This standardization ensures that containers can be used by the widest possible number of transporters and it facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since we can operate one fleet of containers that can be used by all of our major customers.

Our fleet primarily consists of five types of equipment:

•Dry Containers.  A dry container is a steel constructed box with a set of doors on one end. Dry containers come in lengths of 20, 40 or 45 feet. They are 8 feet wide, and either 8½ or 9½ feet tall. Dry containers are the least expensive and most widely used type of intermodal container and are used to carry general cargo such as manufactured component parts, consumer staples, electronics and apparel.
•Refrigerated Containers.  Refrigerated containers include a fully installed cooling machine and an insulated container. Refrigerated containers come in lengths of 20 or 40 feet. They are 8 feet wide, and are either 8½ or 9½ feet tall. These containers are used for perishable items such as fresh and frozen foods.
•Special Containers.  Most of our special containers are open top and flat rack containers. Open top containers come in similar sizes as dry containers, but do not have a fixed roof. Flat rack containers come in varying sizes and are steel platforms with folding ends and no fixed sides. Open top and flat rack containers are used to move heavy or over-sized cargos, such as marble slabs, steel coils or factory components, that cannot be easily loaded on a fork lift through the doors of a standard container.
•Tank Containers.  Tank containers are stainless steel cylindrical tanks enclosed in rectangular steel frames with the same outside dimensions as 20 foot dry containers. These containers carry bulk liquids such as chemicals.
•Chassis.  An intermodal chassis is a rectangular, wheeled steel frame, generally 23½, 40 or 45 feet in length, built specifically for the purpose of transporting intermodal containers on the road. Longer sized chassis, designed to solely accommodate rail containers, can be up to 53 feet in length. When mounted on a chassis, the container may be trucked either to its destination or to a railroad terminal for loading onto a rail car. Our chassis are primarily used in the United States.

Segments

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reportable segments:
•Equipment leasing—Our equipment leasing operations include the acquisition, leasing, re-leasing and ultimate sale of multiple types of intermodal transportation equipment, primarily intermodal containers.
•Equipment trading—We purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Our Leases

Most of our revenues are derived from leasing our equipment to our core shipping line customers. The majority of our leases are structured as operating leases, though we also provide customers with finance leases. Regardless of the lease type, we seek to exceed our targeted return on our investments over the life cycle of the equipment by managing utilization, lease rates, and the used equipment sale process.

Our lease products provide numerous operational and financial benefits to our shipping line customers. These benefits include:
•Operating Flexibility.  The timing, location and daily volume of cargo movements for a shipping line are often unpredictable. Leasing containers and chassis helps our customers manage this uncertainty and reduces the requirement for inventory buffers by allowing them to pick-up leased equipment on short notice.
•Fleet Size and Mix Flexibility.  The drop-off flexibility included in container and chassis operating leases allows our customers to more quickly adjust the size of their fleets and the mix of container types in their fleets as their trade volumes and patterns change due to seasonality, market changes or changes in company strategies.
•Alternative Source of Financing.  Container and chassis leases provide an additional source of equipment financing to help our customers manage the high level of investment required to keep pace with the growth of the asset intensive container shipping industry.

Operating Leases.    Operating leases are structured to allow customers flexibility to pick-up equipment on short notice and to drop-off equipment following a specified period. This may be prior to the end of the equipment's useful life, or, in the case of lifecycle leases, when the units reach a pre-specified age which is typically at or near the end of their useful lives. Because of this flexibility, many of our containers and chassis will go through several pick-up and drop-off cycles. Our operating lease contracts specify a per diem rate for equipment on-hire, where and when such equipment can be returned, how the customer will be charged for damage and the charge for lost or destroyed equipment, among other things.

We categorize our operating leases as either long-term leases or service leases. Some leases have contractual terms that have features reflective of both long-term and service leases. We classify such leases as either long-term or service leases, depending upon which features we believe are predominant. For example, some leases that provide redelivery flexibility during the lease term are classified as long-term leases in cases where lessees have made large upfront payments to reduce their lease payment during the lease term or in cases where lessees will incur significant redelivery fees if containers are returned during the lease term. Such leases are generally considered to be long-term leases based on the expected on-hire time and the economic protection achieved by the lease economics. Our long-term leases generally require our customers to maintain specific units on-hire for the duration of the lease term, and they provide us with predictable recurring cash flows. Long-term leases typically have initial contractual terms ranging from five to eight or more years.

We also have expired long-term leases whose fixed terms have ended but for which the related units remain on-hire and for which we continue to receive rental payments pursuant to the terms of the initial contract.

Service leases allow our customers to pick-up and drop-off equipment during the term of the lease, subject to contractual limitations. Service leases provide the customer with a higher level of flexibility than long-term leases and, as a result, typically carry a higher per diem rate. The terms of our service leases can range from 12 months to five years, though because equipment can be returned during the term of a service lease and since service leases are generally renewed or modified and extended upon expiration, lease term does not dictate expected on-hire time for our equipment on service leases.

Finance Leases.    Finance leases provide our customers with an alternative method to finance their equipment acquisitions. Finance leases are generally structured for specific quantities of equipment, generally require the customer to keep the equipment on-hire for its remaining useful life, and typically provide the customer with a purchase option at the end of the lease term.

The following table provides a summary of our equipment lease portfolio by lease type, based on CEU as of December 31, 2024:

Lease Portfolio	By CEU
Long-term leases	66.9%
Finance leases	10.3
Subtotal	77.2%
Service leases	5.8
Expired long-term leases, non-sale age (units on hire)	7.9
Expired long-term leases, sale-age (units on hire)	9.1
Total	100.0%

As of December 31, 2024, our long-term and finance leases combined had a weighted average remaining contractual term by CEU of approximately 55 months assuming no leases are renewed. In addition, even without lease renewal, our equipment on operating leases typically remains on-hire at the contractual per diem rate for an additional six to twelve months beyond the end of the contractual lease term due to monthly drop-off volume limitations and the logistical requirements in our leases that require our customers to return the containers and chassis to specific drop-off locations.

Logistics Management, Re-leasing, Depot Management and Equipment Disposals

We believe that managing the period after our equipment's first lease is one of the most important aspect of our business. Successful management of this period requires disciplined logistics management, extensive re-lease capability, careful cost control and effective sales of used equipment.

Logistics Management.    The shipping industry is characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, shipping lines have an incentive to return leased containers in North America and Europe to reduce the cost of empty container backhaul. Triton attempts to mitigate the risk of these unbalanced trade flows by maintaining a large portion of our fleet on long-term and finance leases and by contractually restricting the ability of our customers to return containers outside of Asian demand locations.

In addition, we attempt to minimize the costs of any container imbalances by finding local users in surplus locations and by moving empty containers as inexpensively as possible. While we believe we manage our logistics risks and costs effectively, logistical risk remains an important element of our business due to competitive pressures, changing trade patterns and other market factors and uncertainties.

Re-leasing.    Since our operating leases often allow customers to return containers and chassis prior to the end of their useful lives, we typically place containers and chassis on several leases during their useful lives. Initial lease transactions for new containers and chassis can usually be generated with a limited sales and customer service infrastructure because initial leases for new containers and chassis typically cover large volumes of units and are fairly standardized transactions. Used equipment, on the other hand, is typically leased out in small transactions that are structured to accommodate pick-ups and returns in a variety of locations. As a result, leasing companies benefit from having an extensive global marketing and operations infrastructure, a large number of customers, and a high level of operating contact with these customers.

Depot Management.    As of December 31, 2024, we managed our equipment fleet through approximately 450 third-party owned and operated depot facilities located in 47 countries. Our extensive third-party depot network allows us to offer leasing and/or sales services globally.

Depot facilities are generally responsible for repairing our containers and chassis when they are returned by lessees and for storing the equipment while it is off-hire. We have a global operations group that is responsible for managing our depot relationships and they also regularly visit the depot facilities to conduct inventory and repair audits. We also supplement our internal operations group with the use of independent inspection agents.

Our leases are generally structured so that the lessee is responsible for the customer damage portion of the repair costs, and customers are billed for damages at the time the equipment is returned. We sometimes offer our customers a repair service program whereby we, for an additional payment by the lessee (in the form of a higher per-diem rate or a flat fee at off-hire), assume financial responsibility for all or a portion of the cost of repairs upon return of the equipment.

Equipment Disposals.    Our in-house equipment sales group has a worldwide team of specialists that manage the sale process for our used containers and chassis from our lease fleet. We generally sell to portable storage companies, freight forwarders (who often use the containers for one-way trips) and other purchasers of used containers. We believe we are one of the world's largest sellers of used containers.

The sale prices we receive for our used containers are influenced by many factors, including the level of demand for used containers compared to the number of used containers available for disposal in a particular location, the cost of new containers, and the level of damage on the containers. While our total revenue is primarily made up of leasing revenues, gains or losses on the sale of used containers can have a significant positive or negative impact on our profitability.

Equipment Trading.    We also buy and sell new and used containers and chassis acquired from third parties. We typically purchase our equipment trading fleet from container manufacturers, our shipping line customers or other sellers of used or new equipment. Trading margins are dependent on the volume of units purchased and resold, selling prices, costs paid for equipment sold and selling and administrative costs.

Locations

We have an extensive global presence, offering leasing services through 21 offices and 2 independent agencies located in 15 countries.

Marketing and Customer Service

Our global marketing team and our customer service representatives are responsible for developing and maintaining relationships with senior operations staff at our shipping line customers, supporting lease negotiations and maintaining day-to-day coordination with our customers. This enables us to provide customers with a high level of service, helps us to finalize lease contracts that satisfy our customers' operating needs, ensures that we are aware of our customers' potential equipment requirements, and provides customers knowledge of our available equipment inventories.

Customers

Our customers are mainly international shipping lines, though we also lease containers to freight forwarding companies, manufacturers and other end users. We believe that we have strong, long-standing relationships with our largest customers, most of whom we have done business with for more than 30 years. Our twenty largest customers account for 86% of our lease billings. The shipping industry has experienced consolidation over the years, and further consolidation could increase the portion of our revenues that come from our largest customers. A default by one of our major customers could have a material adverse impact on our business, financial condition and future prospects.

Credit Controls

We monitor our customers' performance and our lease exposures on an ongoing basis. Our credit management processes are aided by the long payment experience we have with most of our customers and our broad network of relationships in the shipping industry that provides current information about our customers' market reputations. Credit criteria may include, but are not limited to, customer payment history, customer financial position and performance (e.g., net worth, leverage, and profitability), trade routes, country of domicile and the type of, and location of, equipment that is to be supplied.

Competition

We compete with at least five other major intermodal equipment leasing companies in addition to many smaller lessors, manufacturers of intermodal equipment, and companies offering finance leases as distinct from operating leases. It is common for our customers to utilize several leasing companies to meet their equipment needs.

Our competitors compete with us in many ways, including lease pricing, lease flexibility, supply reliability and customer service. In times of weak demand or excess supply, leasing companies often respond by lowering leasing rates and increasing the logistical flexibility offered in their lease agreements. In addition, new entrants into the leasing business are often aggressive on pricing and lease flexibility. Furthermore, customers also have the option to purchase intermodal equipment and utilize owned equipment instead of leasing, relying on their own fleets to satisfy their intermodal equipment needs and even leasing their excess container stock to other shipping companies.

While we are forced to compete aggressively on price, we attempt to emphasize our supply reliability and high level of customer service to our customers. We invest heavily to ensure adequate equipment availability in high demand locations, dedicate large portions of our organization to building customer relationships and maintaining close day-to-day coordination with customers' operating staffs, and have developed self-service systems that allow our customers to transact with us through the internet.

Suppliers

We have long-standing relationships with all of our major suppliers. We purchase our equipment from third-party manufacturers mostly based in China. The container manufacturing industry is highly concentrated, with the largest manufacturers accounting for substantially all of the global production volume. Our procurement and engineering staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our procurement and engineering group and third-party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Systems and Information Technology

The efficient operation of our business is highly dependent on our information technology systems to track transactions, bill customers and provide the information needed to report our financial results. Our systems allow customers to facilitate sales orders and drop-off requests on the internet, view current inventories and check contractual terms in effect with respect to any given container lease agreement. Our systems also maintain a database, which accounts for the intermodal containers in our fleet and our leasing agreements, processes leasing and sale transactions, and bills our customers for their use of and damage to our containers. We also use the information provided by these systems in our day-to-day business to make business decisions and improve our operations and customer service.

Environmental and Other Regulation

We are subject to various business impacts associated with environmental regulations, including potential liability due to accidental discharge from our containers, potential equipment obsolescence or retrofitting expenses due to changes in environmental regulations, and increased risk of container performance problems due to container design changes driven by environmental factors. These risks are particularly significant for our refrigerated container product line, as environmental regulations have targeted the global warming potential of chemical refrigerants and the blowing agent historically used in the insulation for refrigerated containers. Refrigerated container manufacturers have also changed the treatment process for the steel frame of refrigerated containers in a way that may lead to increased corrosion.

While we maintain environmental liability insurance coverage, and the terms of our leases and other arrangements for use of our containers place the responsibility for environmental liability on the end user, we still may be subject to environmental liability in connection with our current or historical operations. In certain countries like the United States, the owner of a leased container may be liable for the costs of environmental damage from the discharge of the contents of the container even though the owner is not at fault. Our lessees are required to indemnify us from environmental claims and our standard master tank container lease agreement contains an insurance clause that requires our tank container lessees to carry pollution liability insurance.

Our operations are also subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of equipment for international terrorism or other illicit activities, as well as regulations implementing equipment safety measures. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant equipment and/or the adaptation of existing equipment to meet new requirements imposed by such regulations. Violations of these rules and regulations can also result in substantial fines and penalties, including potential limitations on operations or forfeitures of assets. Additionally, we may be affected by future regulation related to supply chain management that could impact our equipment and operations.

For further discussion, refer to Item 3.D, "Risk Factors" – "Risks Related to Legal, Tax, and Other Regulatory and Compliance Matters" in this Annual Report.

C.    Organizational Structure

Following the closing of the Merger, all of our common shares are privately held by an affiliate of Brookfield Infrastructure. For further discussion, refer to Item 4.A, "History and Development of the Company". Triton is a holding company, and substantially all of our operations are conducted through our subsidiaries. Refer to Exhibit 8.1 in this Annual Report for a list of our subsidiaries as of December 31, 2024.

D.    Property, Plant and Equipment

As of December 31, 2024, we offer our services through 21 offices and 2 independent agencies located in 15 countries. Our corporate headquarters located in Purchase, New York occupies approximately 40,000 square feet of space under a lease that expires in 2035. We also lease other office space for our operations worldwide.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

        None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects should be read in conjunction with our audited Consolidated Financial Statements and related notes and other financial information included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion includes statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements, which are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties discussed under "Cautionary Note Regarding Forward-Looking Statements" and Item 3.D, "Risk Factors" in this Annual Report, and in any subsequent Reports on Form 6-K to be filed by us, as well as in the other documents we file with the SEC from time to time. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

For the discussion of the results of operations and financial condition for the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" and "Liquidity and Capital Resources" sections in Item 7 of our 2023 Annual Report on Form 10-K, filed with the SEC on February 29, 2024, which discussion is incorporated herein by reference.

Our Company

Triton is the world's largest lessor of intermodal containers. Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reportable segments:
•Equipment leasing - we own, lease and ultimately dispose of containers and chassis from our lease fleet.
•Equipment trading - we purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Brookfield Infrastructure Transaction

Refer to Item 4.A, "History and Development of the Company" in this Annual Report.

Recent Developments

In connection with a share purchase agreement entered into between a third-party investor and Parent in December 2024, Triton expects to distribute all of the equity interests in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of Triton, to Parent (the "TCF VIII Distribution"). As of December 31, 2024, TCF VIII had total assets of approximately $1.9 billion and total indebtedness of approximately $1.4 billion, and for the year ended December 31, 2024, TCF VIII had leasing revenues of approximately $0.3 billion. The TCF VIII Distribution is expected to reduce Triton’s total shareholders’ equity by approximately $0.5 billion. Following the completion of the TCF VIII Distribution, we will continue to manage the containers in the TCF VIII securitization portfolio, for which we will be entitled to receive management fees. The TCF VIII Distribution is subject to a number of conditions precedent, including regulatory approvals, and is expected to be completed during the first half of 2025. There can be no assurance the TCF VIII Distribution will be completed within such time frame or at all. We and Brookfield Infrastructure also may pursue future managed container transactions.

Operations

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of December 31, 2024, our total fleet consisted of 4.1 million containers and chassis, representing 7.0 million TEU or 7.6 million CEU. We have an extensive global presence, offering leasing services through a worldwide network of local offices, and we utilize third-party container depots spread across 47 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines.

The most important driver of profitability in our business is the extent to which leasing revenues, which are driven by our owned equipment fleet size, utilization and average lease rates, exceed our ownership and operating costs. Our profitability is also driven by the gains or losses we realize on the sale of used containers and the margins generated from trading new and used containers.
We lease five types of equipment: dry containers, refrigerated containers, special containers, tank containers, and chassis. Our in-house equipment sales group manages the sale process for our used containers and chassis from our equipment leasing fleet and sells used and new containers and chassis acquired from third parties.

The following table summarizes the percentage of our equipment fleet in terms of units and CEU as of December 31, 2024:

Equipment Type	Percentage of total fleet in units	Percentage of total fleet in CEU
Dry	90.9%	72.8%
Refrigerated	5.0	20.1
Special	2.4	3.4
Tank	0.3	1.3
Chassis	0.6	1.8
Equipment leasing fleet	99.2%	99.4%
Equipment trading fleet	0.8	0.6
Total	100.0%	100.0%

TEU and CEU are standard industry measures of fleet size and are used to measure the quantity of containers that make up our revenue earning assets. CEU is a ratio used to convert the actual number of containers in our fleet to a figure based on an estimate for the historical average relative purchase prices of our various equipment types to that of a 20-foot dry container. For example, the CEU ratio for a 40-foot high cube dry container is 1.70, and a 40-foot high cube refrigerated container is 7.50. These factors may differ slightly from CEU ratios used by others in the industry.

Operating Performance

Our financial performance during 2024 was strong. During the first half of the year, we experienced strong container demand mostly as a result of the Red Sea conflict which caused lengthened voyage times and supply chain inefficiencies. These logistical disruptions, combined with an increase in the volume of cargo shipments led to a sharp increase in pick-up and sales activity in the first half of the year. Demand continued to be tight in the latter half of 2024 due to ongoing uncertainty surrounding the Red Sea diversions, although container pick-up activity moderated from the high levels experienced in the first half. Overall, we experienced an increase in container pick-ups, reduced container drop-off activity, an increase in our fleet utilization and strong disposal volumes and prices throughout 2024 due to the above factors.

As of December 31, 2024, the net book value of our revenue earning assets was $10.3 billion, down slightly from December 31, 2023. During 2024, we invested $916.0 million in new containers, which was offset by depreciation expense, a high volume of disposals and the write-off of $57.4 million related to a finance lease transaction entered into in the second quarter of 2024.

Our utilization increased in 2024 as compared to 2023 due to an increase in container pick-up activity, as well as a decrease in drop-off volumes. Average utilization for the years ended December 31, 2024 and 2023 was 98.6% and 96.9%, respectively, and ending utilization for the same periods was 99.1% and 96.5%. Utilization is computed by dividing our total units on lease (in CEU) by the total units in our fleet (in CEU), excluding new units not yet leased and off-hire units designated for sale.

A.Operating Results

The following table presents our comparative operating results for the years ended as indicated (in thousands):

	Year Ended December 31,
	2024	2023	Variance
Leasing revenues:
Operating leases	$1,426,947	$1,438,504	$(11,557)
Finance leases	107,889	105,288	2,601
Total leasing revenues	1,534,836	1,543,792	(8,956)

Equipment trading revenues	48,637	95,998	(47,361)
Equipment trading expenses	(44,341)	(88,099)	43,758
Trading margin	4,296	7,899	(3,603)

Net gain (loss) on sale of leasing equipment	12,369	58,615	(46,246)

Operating expenses:
Depreciation and amortization	541,468	575,551	(34,083)
Direct operating expenses	66,389	101,552	(35,163)
Administrative expenses	91,201	88,839	2,362
Transaction and other costs	26,986	79,000	(52,014)
Provision (reversal) for doubtful accounts	(1,192)	(3,369)	2,177
Total operating expenses	724,852	841,573	(116,721)
Operating income (loss)	826,649	768,733	57,916
Other (income) expenses:
Interest and debt expense	259,941	240,838	19,103
Other (income) expense, net	(290)	(658)	368
Total other (income) expenses	259,651	240,180	19,471
Income (loss) before income taxes	566,998	528,553	38,445
Income tax expense (benefit)	$48,803	$54,464	$(5,661)
Net income (loss)	518,195	474,089	44,106
Less: dividends on preferred shares	52,112	52,112	—
Net income (loss) attributable to common shareholder	$466,083	$421,977	$44,106

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023
Leasing revenues.    Per diem revenue represents revenue earned under operating lease contracts. Fee and ancillary lease revenue represents fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Finance lease revenue represents interest income earned under finance lease contracts. The following table summarizes our leasing revenue for the periods indicated below (in thousands):

	Year Ended December 31,
	2024	2023	Variance
Leasing revenues
Operating leases:
Per diem revenues	$1,368,726	$1,371,048	$(2,322)
Fee and ancillary revenues	58,221	67,456	(9,235)
Total operating lease revenues	1,426,947	1,438,504	(11,557)
Finance leases	107,889	105,288	2,601
Total leasing revenues	$1,534,836	$1,543,792	$(8,956)

Total leasing revenues were $1,534.8 million in 2024 compared to $1,543.8 million in 2023, a decrease of $9.0 million.
Per diem revenues were $1,368.7 million in 2024 compared to $1,371.0 million in 2023, a decrease of $2.3 million. The primary reasons for the decrease were as follows:
•$6.0 million decrease due to a decrease of approximately 0.1 million CEU in the average number of containers on-hire. The number of containers on-hire decreased throughout 2023, resulting in a decrease in average on-hires in 2024, despite the increase in pick-up activity during the year; partially offset by a
•$1.8 million increase due to an increase in the average lease rates for our product lines; and a
•$2.7 million increase due to the lease intangible becoming fully amortized as of the third quarter of 2024.

Fee and ancillary lease revenues were $58.2 million in 2024 compared to $67.5 million in 2023, a decrease of $9.3 million, primarily due to a decrease in repair revenue as a result of a lower volume of redeliveries.

Finance lease revenues were $107.9 million in 2024 compared to $105.3 million in 2023, an increase of $2.6 million. The increase was primarily due to the addition of a large finance lease in the second quarter of 2024, partially offset by the runoff of the existing portfolio.

Trading margin.    Trading margin was $4.3 million in 2024 compared to $7.9 million in 2023, a decrease of $3.6 million. Container trading margins decreased in 2024 primarily as a result of a decrease in volume of new production units sold.

Net gain (loss) on sale of leasing equipment.    Gain on sale of leasing equipment was $12.4 million in 2024 compared to $58.6 million in 2023, a decrease of $46.2 million. The decrease was primarily due to a $57.4 million up-front loss on a finance lease transaction in 2024 that included certain containers purchased during the COVID-19 pandemic with carrying values that were higher than current market values. Additionally, in the prior year we had a gain from the buyout of a finance lease of $4.3 million that did not re-occur. Excluding activity related to finance leases, gain on sale of equipment increased in the current period primarily due to an increase in sales volume and the average sales price for used dry containers.

Depreciation and amortization.    Depreciation and amortization was $541.5 million in 2024 compared to $575.6 million in 2023, a decrease of $34.1 million. The primary reasons for the decrease were as follows:
•$58.2 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale; partially offset by a
•$21.9 million increase due to new production units placed on-hire in the current year.

Direct operating expenses.    Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $66.4 million in 2024 compared to $101.6 million in 2023, a decrease of $35.2 million. The primary reasons for the decrease were as follows:
•$26.9 million decrease in storage expense due to a decrease in the number of idle units; and a

•$5.8 million decrease in repair costs due to a lower volume of redeliveries.

Administrative expenses.    Administrative expenses were $91.2 million in 2024 compared to $88.8 million in 2023, an increase of $2.4 million primarily due to an increase in overall compensation expense, partially offset by a decrease in costs associated with no longer having publicly traded common shares. In addition, we had foreign exchange losses in 2024 compared to gains in 2023.

Transaction and other costs. Transaction and other costs were $27.0 million in 2024 compared to $79.0 million in 2023, a decrease of $52.0 million primarily due to a decrease in employee compensation costs and advisory fees associated with the closing of the Merger.

Provision (reversal) for doubtful accounts. Reversal for doubtful accounts was $1.2 million in 2024 compared to a reversal of $3.4 million in 2023 largely due to the reversal of reserves of $2.1 million in 2024 and $3.5 million in 2023 as a result of recoveries related to a customer default that occurred in 2022. Partially offsetting the reversal in 2024 were reserves of $0.9 million recorded for customer receivables not expected to be collected.

Interest and debt expense.    Interest and debt expense was $259.9 million in 2024 compared to $240.8 million in 2023, an increase of $19.1 million. The primary reasons for the increase were as follows:
•$28.8 million increase due to an increase in the average effective interest rate to 3.47% from 3.08% due to the maturity of lower interest fixed-rate debt in the third quarter of 2023 and the second quarter of 2024, which was repaid with higher rate variable debt borrowings; partially offset by a
•$10.0 million decrease in interest expense due to a reduction in the average debt balance of $322.8 million.

Income tax expense (benefit). Income tax expense was $48.8 million in 2024 compared to $54.5 million in 2023, a decrease of $5.7 million. The decrease in income tax expense was primarily the result of a decrease in the effective tax rate partially offset by an increase in pre-tax income. The Company's effective tax rate was 8.6% in 2024 compared to 10.3% in 2023. The decrease in the effective tax rate was primarily due to a tax benefit from the purchase of investment tax credits and an adjustment to our deferred tax liability as a result of a decrease in the portion of the Company's income sourced to the U.S. These decreases were partially offset by an increase in non-deductible compensation resulting from the payout of employee incentive compensation costs related to the Merger.

Segments

Our leasing segment is discussed in our operating results comparisons and the trading segment is discussed in the trading margin comparison within the results of operations comparisons.

For additional information on our segments, refer to Note 12 - "Segment and Geographic Information" in the Notes to the Consolidated Financial Statements.

B.    Liquidity and Capital Resources

Our principal sources of liquidity are cash flows provided by operating activities, proceeds from the sale of our leasing equipment, borrowings under our debt facilities and proceeds from other financing activities. Our principal uses of cash include capital expenditures, debt service, and dividends.

For the year ended December 31, 2024, cash provided by operating activities, together with the proceeds from the sale of our leasing equipment, was $1,488.0 million. In addition, as of December 31, 2024, we had $58.2 million of unrestricted cash and cash equivalents and $1,980.0 million of maximum borrowing capacity remaining under our existing credit facilities.

As of December 31, 2024, our cash commitments in the next twelve months include $511.9 million of scheduled principal payments on our existing debt facilities, and $20.6 million of committed but unpaid capital expenditures, primarily for the purchase of new equipment.

We believe that cash generated from operating activities, existing cash, proceeds from the sale of our leasing equipment, and availability under our credit facilities will be sufficient to meet our obligations over the next twelve months and beyond.

Capital Activity

During the year ended December 31, 2024, the Company paid dividends on preference shares of $52.1 million and paid cash dividends of $600.0 million on the common shares of the Company to Parent. The Company also paid $5.5 million in distributions to Parent for the reimbursement of or payment of costs primarily related to the Merger.

In February 2025, the Company issued 6,000,000 Series F Cumulative Redeemable Perpetual Preference Shares for aggregate net proceeds of $144.6 million.

For additional information on capital activity and dividends, refer to Note 11 - "Other Equity Matters" and Note 17 – "Subsequent Events" in the Notes to the Consolidated Financial Statements.

Debt Agreements

As of December 31, 2024, our outstanding indebtedness was comprised of the following (amounts in millions):

	December 31, 2024
	Outstanding Borrowings	Maximum Borrowing Level
Secured Debt Financings
Securitization term instruments	$3,032.7	$3,032.7
Securitization warehouse	60.0	1,125.0
Total secured debt financings	3,092.7	4,157.7
Unsecured Debt Financings
Senior notes	1,800.0	1,800.0
Credit facility:
Revolving credit tranche	1,085.0	2,000.0
Term loan tranche	1,680.0	1,680.0
Total unsecured debt financings	4,565.0	5,480.0
Total debt financings	7,657.7	9,637.7
Unamortized debt costs	(48.7)
Unamortized debt premiums & discounts	(3.3)
Debt, net of unamortized costs	$7,605.7	$9,637.7

The maximum borrowing levels depicted in the table above may not reflect the actual availability under all of the credit facilities. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under the ABS warehouse and the revolving credit tranche under the credit facility at December 31, 2024 was approximately $827.0 million.

As of December 31, 2024, we had a combined $6,699.0 million of total debt on facilities with fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap contracts. This accounts for 87.5% of our total debt.

For additional information on our debt, refer to Note 7 - "Debt" in the Notes to the Consolidated Financial Statements.

Debt Activity

In the fourth quarter of 2024, in connection with the TCF VIII Distribution, the Company cancelled the related TCF VIII standby letters of credit, and funded restricted cash to be held by the indenture trustee in the amount of $21.3 million in order to satisfy the restricted cash balance requirements equal to nine months of interest expense on the TCF VIII ABS facility. As of December 31, 2024, the current value of the remaining standby letters of credit for our ABS facilities, as amended, is $31.9 million. Refer to Note 16 – "Related Party Transactions" for additional details regarding the TCF VIII Distribution.

During the third quarter of 2024, the Company amended and restated its existing $2,000.0 million revolving credit facility to, among other things, add a new $1,750.0 million term loan tranche under the credit facility. In conjunction with the addition of the term loan tranche under the credit facility, the Company terminated the former term loan credit facility. The amendment and restatement also transitioned the reference rate from term to daily Secured Overnight Financing Rate ("SOFR"), increased the accordion feature available under the credit facility from $500.0 million to $1,000.0 million (or more in certain instances) and extended the maturity date of the credit facility to July 9, 2029.

During the second and third quarters of 2024, the Company issued ABS fixed-rate notes in the amount of $450.0 million and $351.9 million at weighted average interest rates of 5.55% and 5.63% and expected maturity dates of May 2034 and February 2035, respectively. The proceeds from these issuances were primarily used to pay down borrowings under the Company's revolving credit facilities.

In the second quarter of 2024, the Company’s $500.0 million 1.15% senior notes matured. Payment at maturity was primarily funded by borrowings under Triton’s revolving credit facility.

In the first quarter of 2024, the Company obtained $57.0 million in irrevocable standby letters of credit to satisfy the restricted cash balance requirements equal to nine months of interest expense on the ABS facilities, inclusive of a $18.7 million irrevocable standby letter of credit related to the ABS fixed-rate notes issued in the second quarter of 2024. The restricted cash balance held by the indenture trustee in designated bank accounts of $38.3 million was released to the Company subsequent to the issuance of the letters of credit, proceeds of which were used for general corporate purposes. The Company also amended its $1,125.0 million ABS warehouse facility to extend the conversion date to January 22, 2027, after which borrowings will convert to term notes with a final maturity date of January 22, 2031 and pay interest at daily compounded SOFR plus 2.60%.

We may, from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for debt, in open-market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases or exchanges, if any, may be funded from operating cash flows or other sources, will be on such terms and at prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Debt Covenants

We are subject to certain financial covenants related to leverage and interest coverage as defined in our debt agreements. Failure to comply with these covenants could result in a default under the related credit agreements and the acceleration of our outstanding debt if we were unable to obtain a waiver from the creditors. As of December 31, 2024, we were in compliance with all such covenants.

Credit Ratings

Our investment-grade corporate and long-term debt credit ratings enable us to lower our cost of funds and broaden our access to attractively priced capital. While a ratings downgrade, on its own, would not result in a default under any of our debt agreements, it could adversely affect our ability to issue debt and obtain new financings, or renew existing financings, and it would increase the cost of our financings. Additionally, under the terms of our senior notes and certain series of our preference shares, certain ratings downgrades following the occurrence of a change of control, as more fully described in the relevant agreements governing those instruments, could give holders of those instruments certain redemption or conversion rights. The Company's long-term debt and corporate rating of BBB- from Fitch Ratings and BBB from S&P Global Ratings remained unchanged in 2024.

Cash Flow

The following table sets forth certain cash flow information for the periods presented (in thousands):

	Year Ended December 31,
	2024	2023	Variance
Net cash provided by (used in) operating activities	$1,113,368	$1,150,208	$(36,840)
Net cash provided by (used in) investing activities	$(555,108)	$144,291	$(699,399)
Net cash provided by (used in) financing activities	$(537,770)	$(1,331,582)	$793,812

Operating Activities

Net cash provided by operating activities decreased by $36.8 million to $1,113.4 million in 2024, compared to $1,150.2 million in 2023. The decrease was primarily due to a decrease in accounts payable and other accrued expenses of $54.7 million driven by the payout of employee incentive and retention costs associated with the Merger of $59.5 million and a decrease in cash collections on finance lease receivables due to a large buyout of $52.7 million of equipment under a finance lease in 2023, that did not re-occur in 2024. In addition, net sales of Trading equipment was lower in the current year compared to prior year. These decreases were partially offset by higher profitability in the current period of $41.5 million and a $35.9 million increase in the change in accounts receivable due to the timing of payments.

Investing Activities

Net cash used in investing activities was $555.1 million in 2024 compared to net cash provided by investing activities of $144.3 million in 2023, a change of $699.4 million. The change was primarily due to a $721.2 million increase in the purchases of leasing equipment.

Financing Activities

Net cash used in financing activities decreased by $793.8 million to $537.8 million in 2024, compared to $1,331.6 million in 2023. The decrease was primarily due to a decrease in net debt repayments of $756.2 million and a decrease in capital distributions of $48.0 million in 2024.

C.    Research and Development, Patents and Licenses, etc.

We do not carry out research and development activities and our business and profitability are not materially dependent upon any patents or licenses. The following items referred to in this Annual Report are registered or unregistered service marks in the United States and/or foreign jurisdictions pursuant to applicable intellectual property laws and are the property of Triton and its subsidiaries: Triton®, TAL®, and ®.

D.    Trend Information

Refer to Item 5, "Operating and Financial Review and Prospects" for a description of identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.    Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that affect the amounts and disclosures reported in the Consolidated Financial Statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

Leasing Equipment

We purchase new equipment from manufacturers for the purpose of leasing to customers. We also purchase used equipment with the intention of selling in one or more years from the date of purchase.

Leasing equipment is recorded at cost and depreciated to a residual amount for each equipment type on a straight-line basis over its estimated useful life. Capitalized costs for new equipment include the manufactured cost of the equipment, inspection, delivery, and associated costs incurred in moving the equipment from the manufacturer to the initial on-hire location. Repair and maintenance costs that do not extend the lives of the leasing equipment are charged to direct operating expenses at the time the costs are incurred.

The estimated useful lives and residual values of our leasing equipment are based on our expectations of how long we will lease the equipment and used container sales prices at the time we expect to sell the equipment. We evaluate estimates used in our depreciation policies on a regular basis to determine whether changes, such as industry events, technological advances or changes in standardization for containers have taken place that would suggest that a change in our depreciation estimates for useful lives or residual values is warranted. Our evaluation utilizes over fifteen years of historical sales experience for each major equipment type which takes into consideration varying business cycles, including unusually high and low markets. Any changes to depreciation estimates are applied prospectively. Due to the size of the depreciable fleet, a change in residual values could result in either large increases or decreases to annual depreciation expense depending on the direction of the change in residual values. We completed the 2024 annual review of depreciable lives and residual value estimates as of December 31, 2024 and increased useful lives for our Dry containers and Refrigerated containers to 15 and 13 years, respectively. In addition, we decreased the residual value of our Refrigerated containers. These changes will be effective January 1, 2025 on a prospective basis. Based on the equipment fleet as of December 31, 2024, we anticipate that these changes in estimate will decrease our depreciation expense by approximately $80.0 million in 2025.

The estimated useful life for each major equipment type for the years ended December 31, 2024 and 2023 was 13 years for Dry containers; 12 years for Refrigerated containers; 16 years for Special containers; and 20 years for Tank containers and Chassis.

Depreciation on leasing equipment commences on the date of initial on-hire.

For equipment purchased for resale that may be leased for a period of time, we adjust our estimates for remaining useful life and residual values based on our expectations for how long the equipment will remain on-hire to the current lessee and the expected sales market for older containers when these units are redelivered.

Valuation of Leasing Equipment

Leasing equipment is evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying value to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds our estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

When testing for impairment, leasing equipment is generally grouped by equipment type, and is tested separately from other groups of assets and liabilities. Some of the significant estimates and assumptions used to determine future undiscounted cash flows and the measurement for impairment are the remaining useful life, expected utilization, expected future lease rates and expected disposal prices of the equipment. We consider the assumptions on expected utilization and the remaining useful life to have the greatest impact on the estimate of future undiscounted cash flows. These estimates are principally based on our historical experience and management's judgment of market conditions at the time the calculations are prepared.

There were no key indicators of impairment and we did not record any impairment charges related to leasing equipment for the years ended December 31, 2024, 2023 and 2022.

Equipment Held for Sale

When leasing equipment is returned off lease, we make a determination of whether to repair and re-lease the equipment or sell the equipment. At the time we determine that equipment will be sold, we reclassify the carrying value of leasing equipment to equipment held for sale. Equipment held for sale is recorded at the lower of its estimated fair value, less costs to sell, or carrying value at the time identified for sale. Depreciation expense on equipment held for sale is halted and disposals generally occur within 90 days. Initial write downs of equipment held for sale to fair value are recorded as an impairment charge and are included in Net gain (loss) on sale of leasing equipment. Subsequent increases or decreases to the fair value of those assets are recorded as adjustments to the carrying value of the equipment held for sale, however, any such adjustments may not exceed the respective equipment's carrying value at the time it was initially classified as held for sale. Realized gains and losses resulting from the sale of equipment held for sale are recorded in Net gain (loss) on sale of leasing equipment, and cash flows associated with the sale of equipment held for sale are classified as cash flows from investing activities.

Equipment purchased for our equipment trading segment is also included in Equipment held for sale. Gains and losses resulting from the sale of this equipment is recorded in Trading margin, and cash flows associated with the purchase and sale of this equipment are classified as cash flows from operating activities.

Goodwill

Goodwill is tested for impairment at least annually on October 31 of each fiscal year or more frequently if events occur or circumstances exist that indicate that the fair value of a reporting unit may be below its carrying value. Goodwill has been allocated to our reporting units, which are the same as our reportable segments.

In evaluating goodwill for impairment, we have the option to first assess qualitative factors to determine whether further impairment testing is necessary. Among the relevant events and circumstances that affect the fair value of reporting units, we consider individual factors such as macroeconomic conditions, changes in our industry and the markets in which we operate, as well as our reporting units' historical and expected future financial performance. If, after assessing the totality of events and circumstances, we determine it is more-likely-than-not that the fair value of a reporting unit is less than our carrying amount, then a quantitative goodwill impairment test is performed. The quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit is less than its fair value, no impairment exists. If the carrying value of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

We elected to perform the qualitative assessment for our evaluation of goodwill impairment during the year ended December 31, 2024 and concluded there was no impairment. We have not recorded any impairment charges related to goodwill for the years ended December 31, 2024, 2023, and 2022.

For additional information on our significant accounting policies and recent accounting pronouncements, refer to Note 2 - "Summary of Significant Accounting Policies" to our Consolidated Financial Statements in Item 18, "Financial Statements" in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Directors

Our Amended and Restated Bye-Laws (the "Bye-Laws") provide that our Board is elected annually and that each director holds office until the next annual general meeting of shareholders of the Company or until his or her successor has been duly appointed or elected. Our Bye-Laws provide that any vacancies on the Board not filled at any general meeting of Triton will be deemed casual vacancies and the Board, so long as a quorum of directors remains in office, will have the power at any time and from time to time to appoint any individual to be a director to fill a casual vacancy.

Our Board is currently comprised of seven (7) directors. The following table lists our directors as of the date of this Annual Report.

Name	Age	Position
David Joynt(1)	42	Chairman
John C. Hellmann	54	Director
John F. O'Callaghan	64	Director, Executive Vice President
Terri A. Pizzuto(2)	66	Director
Roderick Romeo	56	Director
Brian M. Sondey	57	Director, Chief Executive Officer
Benjamin Vaughan(1)	53	Director
(1)    Member of the Compensation Committee.
(2)    Member of the Audit Committee.

Our Board believes that each of our directors is highly qualified to serve as a member of the Board and contributes to the mix of skills, backgrounds, experiences and qualifications of our Board. Certain biographical information about each of these individuals is set forth below.

David Joynt

Dave Joynt has served as a director since September 2023 and Chairman of our Board since October 2023. Mr. Joynt is a member of the Compensation Committee of the Board. Mr. Joynt is a Managing Partner in Brookfield’s Infrastructure Group, a position he has held since 2020. In this role, he leads infrastructure investment activities in North America with a global focus on the transport sector. He also co-leads the investment team in Toronto. Prior to Brookfield, Mr. Joynt was a senior principal at Canada Pension Plan Investment Board, which he joined in 2011, and served on its infrastructure team across a number of geographies, including as Chief Financial Officer ("CFO") of its Australian rail business. Prior to that, Mr. Joynt worked in private equity and advisory. Mr. Joynt holds a Master of Business Administration degree from the Harvard Business School, where he graduated as a Baker Scholar, and an Honours Business Administration degree from the Richard Ivey School of Business.

John C. Hellmann

John C. Hellmann has served as a director since September 2023. Mr. Hellmann is the Executive Chairman of the North American and UK/Europe boards of directors of Genesee & Wyoming Inc. ("G&W") and Vice Chair of Brookfield Infrastructure, positions he has held since September 2023. Prior to that, Mr. Hellmann served as Chairman and Chief Executive Officer of G&W since May 2017, Chief Executive Officer since 2007, President since 2005 and Chief Financial Officer from 2000 to 2005. Prior to joining G&W, Mr. Hellmann was an investment banker at Lehman Brothers Inc. and Schroder & Co. Inc. in New York. He also worked for Weyerhaeuser Company in Tokyo, Japan and Beijing, China. Mr. Hellmann holds an A.B. from Princeton University, an M.B.A. from the Wharton School of the University of Pennsylvania and an M.A. in International Studies from the Johns Hopkins University School of Advanced International Studies (SAIS).

John F. O'Callaghan

John F. O’Callaghan has served as a director and Executive Vice President of the Company since January 2025. Prior to that, from the closing of the TCIL-TAL Merger through December 2024, Mr. O’Callaghan served as our Executive Vice President and Global Head of Field Marketing and Operations. From 2006 until the closing of the TCIL-TAL Merger, Mr. O’Callaghan served as the Senior Vice President for Europe, North America, South America and the Indian Subcontinent of TCIL. Mr. O’Callaghan joined TCIL in 1994 as Marketing Manager of Refrigerated Containers and progressed over time to positions of increasing responsibility. Prior to his work with TCIL, Mr. O’Callaghan worked as an Architect at Buro Bolles Wilson, Germany & Young LLP and was also an Architect at Canary Wharf development with Koetter Kim. Mr. O’Callaghan studied engineering at Trinity College Dublin and qualified with Royal Institute of British Architects as an architect with the Architectural Association in London.

Terri A. Pizzuto

Terri A. Pizzuto has served as a director since April 2023. Ms. Pizzuto is the Chair of the Audit Committee of the Board. She served as Executive Vice President, Chief Financial Officer and Treasurer of Hub Group, Inc., a publicly traded supply chain solutions provider that offers multi-modal transportation services throughout North America, from 2007 until her retirement in 2020. Prior to that, she served as Vice President, Finance of Hub Group from 2002 to 2007. Before joining Hub Group, Ms. Pizzuto spent 22 years at Arthur Andersen, LLP, including the last six years as an audit partner, where she served a wide variety of SEC registrants and other clients in logistics, manufacturing, high tech and other industries. Ms. Pizzuto also serves on the board of directors of The Shyft Group, Inc., a North American leader in specialty vehicle manufacturing, assembly, and upfit for the commercial, retail and service specialty vehicle markets, as well as on the boards of directors of several private companies. Ms. Pizzuto is a certified public accountant and received a B.S. in Accountancy from the University of Illinois at Urbana-Champaign.

Roderick Romeo

Roderick Romeo joined our Board of Directors in January 2024. He has also served as President and a director of TCIL since January 2024. Mr. Romeo has over 20 years of experience in financial leadership roles in the insurance and reinsurance industries. Prior to joining the Company, Mr. Romeo was the CFO - Reinsurance of Vantage Risk Ltd. from September 2021 to June 2022. Prior to that, he held various positions at Arch Reinsurance Ltd., including as CFO from October 2018 to April

2021, and Controller - Strategic Ventures from July 2013 to September 2018. Previously, he held positions with Aeolus Capital Management Ltd., Aeolus Re. Ltd., and XL Group and its subsidiaries. Earlier in his career, Mr. Romeo served as an assistant manager at the Bermuda Monetary Authority and as an audit senior associate with PricewaterhouseCoopers in Bermuda. Mr. Romeo is a chartered professional accountant and received a Bachelor of Commerce degree with a major in Accounting from Saint Mary’s University, Halifax, Nova Scotia, Canada.

Brian M. Sondey

Brian M. Sondey has served as a director and our Chief Executive Officer ("CEO") since the closing of the TCIL-TAL Merger. Mr. Sondey also served as Chairman of our Board from the TCIL-TAL Merger through September 2023. Prior to the TCIL-TAL Merger, Mr. Sondey served as the Chairman, President and CEO of TAL since 2004. Mr. Sondey joined TAL’s former parent, Transamerica Corporation, in April 1996 as Director of Corporate Development. He then joined TAL International Container Corporation in November 1998 as Senior Vice President of Business Development. In September 1999, Mr. Sondey became President of TAL International Container Corporation. Prior to his work with Transamerica Corporation and TAL International Container Corporation, Mr. Sondey worked as a management consultant at the Boston Consulting Group and as a Mergers & Acquisitions Associate at J.P. Morgan. Mr. Sondey holds an MBA from The Stanford Graduate School of Business and a BA degree in Economics from Amherst College.

Benjamin Vaughan

Benjamin Vaughan has served as a director since September 2023. He is a member of the Compensation Committee of the Board. Mr. Vaughan is a Managing Partner of Brookfield Asset Management and is the Operating Partner and Chief Operating Officer of Brookfield Infrastructure. He joined Brookfield in 2001. Prior to his current roles, Mr. Vaughan held a series of executive positions within Brookfield’s Renewable Group. In addition to his role in the renewable power business, Mr. Vaughan played a key role in Brookfield’s investment activities across South America. He serves on the board of directors of Arteris S.A., a highway concession company in Brazil, in addition to several private Brookfield portfolio company boards. Mr. Vaughan holds a Bachelor of Commerce degree from Queen’s University in Canada and is a Chartered Professional Accountant.

Executive Officers

The following table lists our executive officers as of the date of this Annual Report.

Name	Age	Position
Brian M. Sondey	57	Chief Executive Officer
Michael S. Pearl	48	Senior Vice President and Chief Financial Officer
Kevin Valentine	60	Executive Vice President, Triton Container Sales
Carla Heiss	55	Senior Vice President, General Counsel and Secretary
Filip De Bruin	51	Senior Vice President, Global Marketing and Field Operations(1)
(1)    Mr. De Bruin assumed his current role effective January 1, 2025 upon the retirement of John O’Callaghan from his position as Executive Vice President, Global Head of Field Marketing and Operations.

Information concerning the business experience of Mr. Sondey is provided under the section titled "Directors" above.

Michael S. Pearl

Michael Pearl is our Senior Vice President and CFO and has served in this role since January 2023. Prior to this role, Mr. Pearl served as our Senior Vice President and Treasurer starting in February 2022 and previously as Vice President and Treasurer following the completion of the TCIL-TAL Merger in July 2016. Prior to that time, he served as Assistant Treasurer and Head of Credit since 2014 and Assistant Treasurer and Director, Business Development from 2009 to 2014. Prior to joining the Company, Mr. Pearl worked for a number of companies in the financial sector, including National City Bank, Wachovia Bank, and S&P Global. Mr. Pearl holds an MBA from the University of Michigan and a BA degree in Economics from Colby College.

Kevin Valentine

Kevin Valentine is our Executive Vice President, Triton Container Sales. Mr. Valentine assumed his current role in February 2024. Prior to that, he served as Senior Vice President, Triton Container Sales since the closing of the TCIL-TAL Merger in July 2016. Previously, Mr. Valentine served as Senior Vice President, Trader and Global Operations of TAL since 2011. Mr. Valentine joined TAL in 1994 as Regional Marketing Manager and progressed over time to positions of increasing responsibility. Prior to his work with TAL, Mr. Valentine worked as a Marketing Manager at Tiphook Container Rental. Mr. Valentine received a BA (Hons) degree in Business from Middlesex University, London, England.

Carla Heiss

Carla Heiss is our Senior Vice President, General Counsel and Secretary and has served in this role since December 2019. Prior to joining Triton, Ms. Heiss was Deputy General Counsel and Secretary at Bunge Global, a global leader in agribusiness, food and ingredients, where she worked from 2003 to 2019. Ms. Heiss began her legal career at Shearman & Sterling, LLP (now A&O Shearman) from 1994 to 2003. Ms. Heiss holds a JD degree from the George Washington University Law School and earned her BA degree in Government from Cornell University.

Filip De Bruin

Filip De Bruin is our Senior Vice President, Global Marketing and Field Operations and has served in this role since January 2025. Prior to assuming his current position, Mr. De Bruin served as Senior Vice President of Lease Marketing for Europe, Africa and the Middle East since the closing of the TCIL-TAL Merger in July 2016. Mr. De Bruin’s career in the container leasing industry began in 1993 as a Marketing Assistant with Tiphook Container Rental. After Tiphook was acquired by Transamerica Corporation in 1994, he joined TAL International Container Corporation as a Customer Service Representative and subsequently progressed into roles of increasing responsibility, including Vice President for European Lease Marketing from 2013 to 2016 and Marketing Director from 2001 to 2013.

Management Transition

John O’Callaghan retired from his role as Executive Vice President, Global Head of Field Marketing and Operations effective January 1, 2025. Mr. O’Callaghan will remain with the Company in the role of Executive Vice President, Director, through the end of 2026, and was elected to our Board effective January 1, 2025. Prior to his retirement, Mr. O’Callaghan served as an executive officer of the Company. In connection with Mr. O’Callaghan’s retirement, Filip De Bruin was appointed to the role of Senior Vice President, Global Marketing and Field Operations effective January 1, 2025. Mr. De Bruin did not serve as an executive officer of the Company prior to his appointment to his current role.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Selection of Directors and Executive Officers

All of our issued and outstanding common shares are held by our direct parent, Thanos Holdings Limited. As our sole common shareholder, Thanos Holdings Limited, together with its parent companies, is able to control the appointment and removal of our directors and, accordingly, exercise substantial influence over us. Refer to Item 7, "Major Shareholders and Related Party Transactions" for information regarding our ownership structure.

B.    Compensation

Executive Officer Compensation

The Company considers Messrs. Sondey, Valentine, Pearl and O’Callaghan and Ms. Heiss to have been our executive officers for the year ended December 31, 2024. For additional information, refer to "Management Transition" above in Item 6.A, "Directors, Senior Management and Employees".

The aggregate compensation that we paid to our executive officers as a group for the year ended December 31, 2024 was approximately $39.0 million, which included approximately (i) $3.0 million in base salaries for 2024, (ii) $3.4 million in annual bonuses paid in February 2025, earned for services performed in 2024; (iii) $32.5 million, representing the value of contingent cash awards in respect of restricted share awards that were outstanding immediately prior to the Merger that vested in 2024, including accrued dividends; and (iv) $100,000 to provide for retirement savings plan benefits and other payments, including Company paid car allowances, Company paid life insurance premiums for coverage exceeding $50,000, Company paid HSA contributions, Company matching gift donations and club membership fees. We do not offer a defined benefit pension plan to our executive officers.

Annual Incentive Program

Our annual cash-based incentive program is designed to incentivize our executive officers to achieve annual financial and strategic priorities. The Compensation Committee establishes the target incentive compensation amounts and incentive compensation ranges annually. For 2024, performance criteria under the annual incentive plan were based on both our 2024 consolidated financial performance and on individual performance. Actual payouts under the Company financial performance and individual performance elements of the plan may range from 0% to 200% based on actual performance compared to target goals, and the Compensation Committee may also use a subjective assessment of the perceived strength and contributions of each of the executive officers to increase or decrease the calculated payout levels. In February 2025, an aggregate of approximately $3.4 million in annual incentive bonuses was paid to the executive officers based on the achievement of the 2024 performance goals.

Long-Term Cash Incentive Plan

In 2024, we adopted a Long-Term Cash Incentive Plan under which eligible employees and consultants of the Company, including the executive officers, may receive long-term cash incentive awards (the "Cash Incentive Plan"). Payout of awards granted under the Cash Incentive Plan may be based on the value of the Company over the vesting period of the awards or may have such other terms as the Compensation Committee may determine.

In 2024, the Compensation Committee approved long-term target incentive awards to our executive officers with an aggregate target opportunity to the group of approximately $5.8 million as of the grant date. The 2024 long-term incentive awards will vest in equal installments on January 15, 2026 and January 15, 2027. Upon a participant’s termination of employment without "cause" or for "good reason" (in each case, as defined in the Cash Incentive Plan) unvested awards that were not granted during the calendar year in which such termination of employment occurs shall vest in full, and unvested awards that were granted during the calendar year in which such termination of employment occurs shall be forfeited, in each case, as of the termination date.

Long-Term Incentive Unit Awards

In the second quarter of 2024, Brookfield Infrastructure granted 125 incentive unit awards to Mr. O’Callaghan in the form of bonus unit awards with a grant date fair value of $2.4 million. Since the establishment of the long-term incentive program in the fourth quarter of 2023, Brookfield Infrastructure has granted an aggregate of 875 incentive unit awards, including the units granted in 2024, to program participants. The awards (the "Incentive Units") represent a conditional right to receive a return tied to a profit-sharing pool based upon the appreciation of the Company’s valuation from the date of grant in excess of a specified hurdle rate, subject to a cap (as set forth in the grant documentation). Payment obligations with respect to the awards (if any) would be the responsibility of Brookfield Infrastructure.

The Incentive Units will vest in five equal annual installments on each of the first five anniversaries of the closing date of the Merger, subject to the executive officer’s continued employment or service. The Incentive Units (both vested and unvested) are subject to forfeiture (and recoupment of previously paid amounts, if any) if the executive officer’s employment is terminated for "cause" or a failure to comply with specified restrictive covenants. Unvested Incentive Units are subject to forfeiture in the event of the executive officer’s termination of employment or service, including resignation for any reason. In the event of the executive officer’s termination of employment or service (other than for cause), the executive officer will be entitled to receive payment in respect of his or her vested Incentive Units based on the then-prevailing valuation of the Company. The Incentive Units also provide for accelerated vesting upon a sale of the Company by Brookfield Infrastructure.

Director Compensation

Only one of our non-employee directors, Ms. Pizzuto, receives any compensation for service on our Board. In 2024, Ms. Pizzuto received an annual cash retainer of $200,000, in addition to reimbursement for reasonable business expenses. As a result of their affiliation with Brookfield Infrastructure, Messrs. Joynt, Vaughan, and Hellmann do not receive additional compensation for service on our Board other than reimbursement for reasonable expenses incurred in connection with attendance at meetings. Messrs. Sondey, Romeo and O’Callaghan, as employees of the Company or its subsidiaries, also do not receive additional compensation for service as directors.

Employment Agreements.

We do not have any employment agreements with our executive officers.

Executive Severance Plan

We have adopted the Triton International Limited Executive Severance Plan. Under the Executive Severance Plan, subject to the execution of a release of claims, selected senior management employees of the Company and its subsidiaries, including the executive officers, are eligible to receive severance payments and benefits in the event their employment is terminated without "cause" or they resign their employment for "good reason," as defined in the Executive Severance Plan.

Upon a termination of employment without cause or a resignation for good reason other than in connection with a change in control, executive officers would receive the following severance benefits: (i) a payment equal to their base salary in effect at the time of termination, plus their target bonus opportunity for the fiscal year of termination, multiplied by one (1) (or by 1.5 in the case of Mr. Sondey) and (ii) their pro-rated target bonus opportunity for the fiscal year of termination. Executive officers are also entitled to COBRA continuation coverage paid by the Company for 18 months (or, if earlier, until the date on which they become eligible for coverage under another employer-provided plan).

The Executive Severance Plan contains a "double trigger" requirement for the payment of severance benefits in connection with a change in control of the Company (as defined in the Executive Severance Plan). Upon a termination of employment without cause or a resignation for good reason during a "change in control protection period," as defined in the Executive Severance Plan, executive officers would receive the following severance benefits: (i) a payment equal to their base salary in effect at the time of termination, plus their target bonus opportunity for the fiscal year of termination, multiplied by 1.5 (or by 2 in the case of Mr. Sondey) and (ii) their full target bonus opportunity for the fiscal year of termination. Executive officers are also entitled to COBRA continuation coverage paid by the Company for 18 months (or, if earlier, until the date on which they become eligible for coverage under another employer-provided plan). We completed the Merger on September 28, 2023. The completion of the Merger constituted a "change in control" under the Executive Severance Plan and, accordingly, a "change in control protection period" will be in effect with respect to the Merger until September 28, 2025.

As a condition to participating in the Executive Severance Plan, participants are required to agree to be subject to certain protective covenants, including non-competition, non-solicitation, confidentiality and non-disparagement covenants. The non-competition and non-solicitation covenants apply for 12-months following an executive officer’s termination of employment for any reason. The confidentiality and non-disparagement covenants apply for an indefinite period.

If any payments to an executive officer under the Executive Severance Plan or otherwise would be subject to "golden parachute" excise taxes under the Code, the payments will be reduced to limit or avoid the excise taxes if and to the extent such reduction would produce an expected better after-tax result for the executive officer.

Indemnification Agreements

In addition to providing directors and officers liability insurance to indemnify our executive officers and directors against certain liabilities and expenses arising in connection with the performance of their obligations to the Company, we have also entered into individual indemnification agreements with each of our directors and certain of our executive officers.

Tax Gross-Ups

We do not have any agreements or severance arrangements that provide for tax "gross-ups" to our executive officers.

Clawback Policy

We have adopted our Clawback Policy: Recovery of Erroneously Awarded Incentive-Based Compensation to comply with the rules of the SEC and the NYSE relating to the requirements of the Dodd-Frank Act.

C.    Board Practices

Triton’s common shares are privately held by our sole shareholder, Thanos Holdings Limited, an affiliate of Brookfield Infrastructure. Triton also qualified as a "foreign private issuer" under applicable U.S. federal securities laws on the last business day of our most recently completed second fiscal quarter. Given our status as a foreign private issuer and a controlled company with only preference shares listed on the NYSE, we qualify for and rely on exemptions from certain NYSE corporate governance requirements. For a discussion on the practices that we follow in lieu of the NYSE’s corporate governance rules, refer to Item 16.G, "Corporate Governance" in this Annual Report.

Board Committees

To support effective corporate governance, our Board has two standing committees: the Audit Committee and the Compensation Committee. Each of the committees regularly discusses with the Board the work it has performed to discharge its responsibilities, and it may also report to the Board at any time regarding any matter it deems of sufficient importance. Each committee has the authority to engage legal counsel or other advisors or consultants as they deem appropriate to carry out their responsibilities.

Audit Committee

The Audit Committee is responsible for assisting the Board in:
•overseeing our financial reporting and disclosure processes, including the adequacy and effectiveness of our internal controls over financial reporting and our disclosure controls and procedures;
•appointing, overseeing and establishing the compensation of the independent registered accounting firm, and the independence of such firm with respect to services performed;
•overseeing the risk management of the Company, including major financial risk exposures, legal and regulatory matters, and related person transactions/conflicts of interest; and
•overseeing the work and performance of the internal audit function.

In discharging its duties, the Audit Committee has the authority to retain independent legal, accounting and other advisors and has the sole authority (subject, if applicable, to shareholder ratification) to appoint, retain, replace or terminate the independent auditor. The Audit Committee operates under a written Audit Committee Charter adopted by our Board. As of the date of this Annual Report, Ms. Pizzuto is the sole member of the Audit Committee. For additional information on our Audit Committee, refer to Items 16.A, "Audit Committee Financial Expert" and 16.G, "Corporate Governance" in this Annual Report.

Compensation Committee

The Compensation Committee is responsible for assisting the Board, among other things, in:
•establishing and overseeing our general compensation philosophy, strategy and principles;
•approving the goals and objectives relevant to compensation of the CEO and other executive officers and overseeing, in conjunction with the full Board, the CEO’s performance;
•reviewing and approving the compensation of our executive officers;
•as necessary, reviewing our compensation programs to evaluate unnecessary or excessive risk taking; and
•making recommendations to the Board regarding the compensation of non-employee directors.

The Compensation Committee operates under a Compensation Committee Charter adopted by our Board. As of the date of this Annual Report, Messrs. Joynt and Vaughan comprise the Compensation Committee. For additional information on our Compensation Committee, refer to Item 16.G, "Corporate Governance" in this Annual Report.

Nomination of Directors

Following the Merger, the Company is wholly owned by a subsidiary of Brookfield Infrastructure and the Board does not maintain a standing nominating committee or committee performing a similar function. Rather, the Company’s full Board performs the functions of a nominating committee. The Board believes that the directors can satisfactorily carry out the responsibility of properly recommending or approving director nominees without the formation of a standing nominating committee. As we have no standing nominating committee, the Company does not have a nominating committee charter or similar document in place.

The Board’s Role in Risk Oversight

The Board has overall responsibility for the oversight of risk management at Triton. Management is responsible for the day-to-day assessment and management of risk. The Board and its committees provide active oversight of these efforts, with senior management engaging with and reporting to the Board and the relevant Board committees on a regular basis to address high priority risks and how management is seeking to manage and mitigate risks.

At each Board meeting, the Board reviews and discusses with senior management key areas of financial, operational and strategic risk affecting Triton, including key market risks and risks related to Triton’s capital structure, liquidity and financing, procurement strategy, competitive environment, customer credit and other strategic developments. The Board also regularly engages with management with respect to the oversight of other risks, including succession planning and talent management, environmental, social and governance matters and cybersecurity and information technology risks. Refer to Item 16.K, "Cybersecurity" in this Annual Report for more information on our Information Security Program. Each of the Audit Committee and Compensation Committee has been delegated responsibility for oversight of risk categories related to its specific areas of focus. Refer to "Board Practices" above for descriptions of the risk categories that each of our committees is responsible for overseeing. Each committee regularly reports on its activities to the full Board to promote effective coordination and ensure that the entire Board remains apprised of major risks, how those risks may interrelate, and how management addresses those risks.

Refer to Item 6.A, "Directors and Senior Management" for information regarding terms of office and periods of service of our directors. Refer to Item 6.B, "Compensation" for information related to employment arrangements and compensation of our directors.

D.    Employees

We seek to attract, retain, and develop the best talent available in order to drive our continued success and achieve our business goals. As of December 31, 2024, our workforce was comprised of approximately 258 employees located in 21 offices and 13 countries. Our workforce remained relatively unchanged in 2024 compared to 2023. Voluntary workforce turnover for the year was approximately 4%. We are not a party to any collective bargaining agreements.

E.    Share Ownership

Refer to Item 7.A, "Major Shareholders" for information regarding director and executive officer ownership of our common shares.
.
F.    Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The table below sets forth information as of February 7, 2025 related to the beneficial ownership of our common shares. None of our officers or directors beneficially own any of our common or preference shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Name of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class (%)
Thanos Holdings Limited	101,158,891(1)	100
(1)     All issued and outstanding common shares of the Company are held by the Company's direct parent, Thanos Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda ("Thanos Holdings"). Brookfield Corporation, a corporation formed under the laws of the Province of Ontario, Canada ("Brookfield") is the ultimate parent of Thanos Holdings. BAM Partners Trust (the "BAM Partnership"), a trust formed under the laws of the Province of Ontario, Canada, owns 85,120 class B limited voting shares of Brookfield (the "Brookfield Class B Shares") representing 100% of such shares. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation. The Brookfield Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield, as a class. The principal business address of Brookfield is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

B.    Related Party Transactions

Policies and Procedures

Triton’s Board has adopted a written policy regarding related person transactions. These are defined, subject to certain exceptions, as any transaction or series of transactions (i) in which the Company or a subsidiary was or is a participant, (ii) where the amount involved exceeds or is expected to exceed $120,000 in any fiscal year, and (iii) in which the related person (i.e., a director, director nominee, executive officer, greater than five percent beneficial owner of the Company’s common shares) or any immediate family member has or will have a direct or indirect material interest (each, a "Related Person Transaction").

Pursuant to its charter and the related person transactions policy, the Audit Committee reviews and approves or ratifies Related Person Transactions. Transactions deemed reasonably likely to be Related Person Transactions are reviewed by the Audit Committee at its next meeting, unless action is required sooner. In such a case, the transaction would be submitted to the Audit Committee Chair for approval in advance of the next scheduled Audit Committee meeting. In reviewing Related Person Transactions, the following factors will generally be considered:

•the nature of the related person’s interest in the transaction;
•the purpose and material terms of the transaction, including the amount and type of transaction;
•the importance of the transaction to the related person and to Triton;
•whether the transaction is in the ordinary course of Triton’s business and whether it was initiated by Triton or the related person;
•whether the transaction is on terms no less favorable to Triton than terms that could have been reached with an unrelated third party;
•whether the transaction would impair the judgment of a director or executive officer to act in the best interest of Triton; and
•any other matters deemed appropriate with respect to the particular transaction.

Transactions with Related Persons

The following is a description of the Related Person Transactions we have entered into since January 1, 2024 that had, or will have, a direct or indirect material interest on us or on a related person. The following excludes discussion of compensation arrangements, which are described under Items 6.A, "Directors and Senior Management" and 6.B, "Compensation".

Tax Credit Transfer Agreement

The Company entered into a Tax Credit Transfer Agreement on October 29, 2024 to purchase $33.0 million of renewable energy tax credits from Urban Grid Partnership 2 Holding, LLC, a Brookfield Renewable portfolio company that develops solar power plants. The tax credits are expected to offset a significant portion of Triton’s 2024 federal tax liability. The Company paid Urban Grid $30.7 million for the tax credits and recorded a $2.3 million income tax benefit on the Consolidated Statement of Operations for the year ended December 31, 2024.

TCF VIII Distribution

In connection with a share purchase agreement entered into between a third-party investor and Parent in December 2024, Triton expects to distribute all of the equity interests in TCF VIII to Parent. Refer to Item 5, "Operating and Financial Review and Prospects – Recent Developments" for additional information.

Other Transactions

Certain portfolio companies and other affiliates of Brookfield Infrastructure have from time to time entered into, and may continue to enter into, arrangements with the Company regarding the lease or purchase of our equipment in the ordinary course of their business. None of these transactions were or are material to the Company or the applicable counterparty.

Dividends and Distributions

During the year ended December 31, 2024, the Company paid cash dividends of $600.0 million to Parent. The Company also paid $5.5 million in cash distributions to Parent for the reimbursement of or payment of costs primarily related to the

Merger. In addition, the Company received a capital contribution of $1.9 million from a Brookfield affiliate in connection with the Merger that was distributed as a dividend to Parent. The Company’s dividends and distributions to Parent are approved by the Board in accordance with Bermuda law.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial Statements

Our audited Consolidated Financial Statements which are comprised of our consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2024 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, "Financial Statements" in this Annual Report. Also, refer to Item 5, "Operating and Financial Review and Prospects" for additional financial information.

Legal Proceedings

From time to time we are a party to various legal proceedings, including claims, suits and government proceedings and investigations arising in connection with the normal course of our business. For a discussion of legal proceedings, refer to Note 15 - "Contingencies" to the Consolidated Financial Statements included in this Annual Report.

Common Share Dividend Policy

We periodically pay dividends on our common shares which are wholly owned by a subsidiary of Brookfield Infrastructure. Dividends will be payable when, and as declared by the Company's Board of Directors out of any funds legally available for the payment of such dividends, subject to the dividend rights of any preference shares outstanding that may exist from time to time. The Board has the power to declare dividends or distributions out of contributed surplus, and to pay any fixed cash dividend whenever the position of the Company justifies such payment. For further detail of our common share dividends, refer to Note 11 - "Other Equity Matters – Dividends" in our Consolidated Financial Statements in this Annual Report.

Preference Share Dividend Policy

Dividends on each of our outstanding series of preference shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board. Dividends will be payable equal to the stated rate per annum of the $25.00 liquidation preference per share. Each series of preference shares ranks senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. For further detail on our preference share dividends, refer to Note 11 - "Other Equity Matters – Dividends" in our Consolidated Financial Statements in this Annual Report.

B.    Significant Changes

Except as disclosed in this Annual Report, no significant changes have occurred since December 31, 2024, which is the date of our audited Consolidated Financial Statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Market Information

As of September 28, 2023, the Company’s common shares ceased trading on the NYSE and are no longer publicly traded either on a stock exchange or over-the-counter market.

Holders

As of February 7, 2025, 100% of the Company’s issued and outstanding common shares are privately held by a subsidiary of Brookfield Infrastructure.

B.    Plan of Distribution

Not applicable.

C.    Markets

Refer to Item 9.A, "Offer and Listing Details –Market Information" above.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

As used in this section, the terms "Triton," the "Company," "we," "our" and "us" refer to Triton International Limited, a Bermuda exempted company, and do not, unless otherwise specified, include our subsidiaries.

Objects and Purposes of the Company

The Company is an exempted company limited by shares incorporated under the laws of Bermuda, and is registered with the Bermuda Registrar of Companies with registration number 50657. The objects of the Company's business are unrestricted, and the Company has the capacity of a natural person. The Company’s objects and purposes can be found in paragraph 6 of the Memorandum of Association of the Company.

Directors

The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or its bye-laws to be exercised by the shareholders.

Our Bye-Laws provide that the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company.

Under Bermuda law and our Bye-Laws, any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be accountable to us for any benefit realized under that transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our Bye-Laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which he or she has an interest.

Among the powers of the Company which the Board may exercise, the Board is allowed to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company. The Board may also issue debentures and other securities (whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons).

There is no requirement in our Bye-Laws or under Bermuda law that directors hold any of the Company's shares. There is also no requirement in our Bye-Laws or under Bermuda law that the directors must retire at a certain age.

Description of Share Capital

As of the date of this Annual Report, we are authorized to issue up to 250,000,000 common shares, par value $0.01 per share, and 101,158,891 common shares were issued and outstanding, all of which were held by Thanos Holdings Limited, a subsidiary of Brookfield Infrastructure. The Board has been authorized to provide for the issuance of up to 50,000,000 preference shares, par value $0.01 per share, in multiple series without the approval of shareholders. As of the date of this Annual Report, the following series of preference shares were issued and outstanding:

•3,450,000 shares of 8.50% Series A Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share;

•5,750,000 shares of 8.00% Series B Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share;

•7,000,000 shares of 7.375% Series C Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share;

•6,000,000 shares of 6.875% Series D Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share;

•7,000,000 shares of 5.75% Series E Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share; and

•6,000,000 shares 7.625% Series F Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share.

For a description of the rights, preferences and restrictions attaching to our common shares and each series of our preference shares outstanding as well as the other information required by Item 10.B of Form 20-F see (i) the Memorandum of Association of the Company, dated September 29, 2015, as amended September 28, 2023, a copy of which is filed as Exhibit 1.2 to this Annual Report and (ii) the information set forth under the heading "Description of Share Capital" in our Registration Statement on Form F-3, which was declared effective by the SEC on January 10, 2025 (File No. 333-283474), as supplemented by the information under the heading "Description of Series F Preference Shares" in the final prospectus supplement, dated January 31, 2025, which are incorporated herein by reference.

C.    Material Contracts

Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.    Exchange Controls

We have been designated as a non-resident of Bermuda by the Bermuda Monetary Authority (the "BMA") for the purposes of the Exchange Control Act 1972. This designation allows us to engage in transactions in currencies without restriction (other than the Bermuda dollar) and there are no restrictions on our ability to transfer funds (other than Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our shares.

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, the Exchange Control Act 1972, and related regulations of Bermuda, each as amended, that regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, each as amended, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is deemed to be an appointed stock exchange under Bermuda law), general permission is given for the issue and subsequent transfer of any securities of such company, from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed.

E.    Taxation

Bermuda Tax Consequences

As of the date of this Annual Report, except as noted below, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of the shares of the Company or in respect of distributions they receive from us with respect to the shares of the Company. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions and distributions of shares of the Company.

Currently, there is no withholding tax payable in Bermuda on dividends distributed from the Company to its shareholders.

United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax considerations applicable to an investment in our preference shares held by U.S. Holders (as defined below). This discussion deals only with our preference shares held as capital assets by holders. This discussion is based on the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, and published rulings and court decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as the following:

• brokers or dealers in securities or currencies;
• financial institutions;
• pension plans;
• regulated investment companies;
• real estate investment trusts;
• cooperatives;
• tax-exempt entities;
• insurance companies;
• persons holding preference shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;
• traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
• persons liable for alternative minimum tax;
• U.S. expatriates;
• accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements under Section 451(b) of the Code;

• U.S. persons (as defined by the Code) who own or are considered to own 10% or more of either the total combined voting power of all classes of shares of Triton entitled to vote or of the total value of the shares of Triton;
• partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors therein); or
• U.S. Holders whose "functional currency" is not the U.S. dollar.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our preference shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of an investment in our preference shares.

For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of our preference shares that is, for U.S. federal income tax purposes:

• an individual citizen or resident of the United States;
• a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia;
• a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or
• an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

This discussion does not address any non-income tax considerations, the potential application of the Medicare tax on net investment income, or any foreign, state or local tax consequences. Each holder of our preference shares is urged to consult with such holder’s tax advisor with respect to the particular tax consequences to such holder.

THIS DISCUSSION IS NOT A COMPREHENSIVE DESCRIPTION OF ALL OF THE U.S. FEDERAL TAX CONSEQUENCES THAT MAY BE RELEVANT WITH RESPECT TO AN INVESTMENT IN OUR PREFERENCE SHARES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING YOUR PARTICULAR CIRCUMSTANCES AND THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OUR PREFERENCE SHARES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Tax Consequences to U.S. Holders

Distributions

Distributions paid with respect to our preference shares will generally be taxed as ordinary income to U.S. Holders to the extent that they are paid out of Triton’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital to the extent of the holder’s adjusted basis in the preference share, causing a reduction in such adjusted basis in the same amount. The balance of the excess, if any, will be taxed as capital gain, which will be long-term capital gain if the preference share has been held for more than one year at the time the distribution is received (as described below under "Sale, Exchange or Other Taxable Disposition"). Any dividend paid with respect to our preference shares may be characterized for U.S. federal income tax purposes as any of the foregoing, in whole or in part, depending on the facts and circumstances at the level of the holder or Triton.

Subject to the PFIC rules discussed below, the gross amount of the dividends, if any, paid by Triton to individuals and other non-corporate U.S. Holders may be eligible to be taxed at lower rates applicable to certain qualified dividends, provided that (i) in the year such dividends are paid by Triton, the preference shares are readily tradable on an established securities market in the United States and (ii) such individual or other non-corporate U.S. Holder satisfies certain holding period requirements and does not engage in hedging transactions. Dividends will be treated as foreign-source income for U.S. foreign tax credit purposes. Dividends with respect to our preference shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Sale, Exchange or Other Taxable Disposition

Subject to the discussion below relating to the redemption of the preference shares and subject to the PFIC rules discussed below, a U.S. Holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of a preference share in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the holder’s tax basis in the preference share. Gain or loss, if any, will generally be U.S. source income for foreign tax credit limitation purposes.

Gain or loss realized on the sale, exchange or other taxable disposition of a preference share generally will be capital gain or loss and will be long-term capital gain or loss if the preference share has been held for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. taxation in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Redemption of Preference Shares

Subject to the discussion herein relating to the application of the PFIC rules, under Section 302 of the Code, a redemption of the preference shares will be treated as a dividend to the extent of Triton’s current and accumulated earnings and profits, unless such redemption satisfies the tests set forth under Section 302(b) of the Code, which would treat the redemption as a sale or exchange subject to taxation as described above under "Sale, Exchange or Other Taxable Disposition." A redemption will be treated as a sale or exchange if: (i) it is "substantially disproportionate," (ii) constitutes a "complete termination of the holder’s stock interest" in us, or (iii) is "not essentially equivalent to a dividend," each within the meaning of Section 302(b) of the Code. In determining whether any of these tests are satisfied, shares considered to be owned by a U.S. Holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to a particular holder of the preference shares will depend on the facts and circumstances as of the time the determination is made, U.S. Holders should consult their tax advisors, at such time, to determine their tax treatment in light of their particular circumstances.

PFIC Considerations

A PFIC is any foreign corporation if, after the application of certain "look-through" rules, (a) at least 75% of its gross income is "passive income" as that term is defined in the relevant provisions of the Code or (b) at least 50% of the average value of its assets produce "passive income" or are held for the production of "passive income." In general, under the "look-through" rules, if a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. The determination as to PFIC status is made annually.

If a U.S. Holder is treated as owning PFIC stock, the holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. In such a case, under the PFIC rules, unless a U.S. Holder is permitted to and does elect otherwise under the Code, such U.S. Holder will be subject to special tax rules with respect to "excess distributions" and any gain from the disposition of our preference shares. In particular, an "excess distribution" or such gain will be treated as if it had been recognized ratably over the holder’s holding period for the preference shares, and amounts allocated to prior years starting with the first taxable year of Triton during which Triton was a PFIC will be subject to U.S. federal income tax at the highest prevailing tax rates on ordinary income for that year plus an interest charge.

Based on our current and expected income, valuation of our assets and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, because the PFIC determination is made by taking into account all of the relevant facts and circumstances regarding our business without the benefit of clearly defined bright line rules, it is possible we may be a PFIC for any taxable year or that the IRS may challenge our determination concerning our PFIC status.

In the case Triton is subsequently determined to be a PFIC, a U.S. Holder may also be able to avoid certain of the rules described above by making a mark-to-market election and, in certain circumstances, a retroactive election, provided that our preference shares are treated as "marketable stock" within the meaning of applicable U.S. Treasury Regulations. Our preference shares will be "marketable stock" as long as they remain listed on the NYSE and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If you make a valid mark-to-market election for your preference shares, you would include in income each year an amount equal to the excess, if any, of the fair market value of the preference shares as of the close of your taxable year over your adjusted basis in such preference shares. You would be allowed a deduction for the excess, if any, of the adjusted basis of your preference shares over their fair market value as of the close of the taxable year, but only to the extent of any net mark-to-market gains on your preference shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the preference shares, would be treated as ordinary income. Ordinary loss treatment would also apply to the deductible portion of any mark-to-market loss on the preference shares, as well as to any loss realized on the actual sale or disposition of the preference shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such preference shares. Your basis in the preference shares would be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower qualified dividends rate would not apply).

Alternatively, a U.S. Holder may avoid the PFIC tax consequences described above in respect of its preference shares by making a timely "qualified electing fund" ("QEF") election. To comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Because we do not intend to provide such information, however, such election will not be available to you with respect of the preference shares.

The adverse rules described above will continue to apply to any taxable year in which Triton is a PFIC and for which the U.S. Holder has neither a valid QEF election nor a valid mark-to-market election in effect.

In addition, notwithstanding any election made with regard to the preference shares, dividends paid by us will not constitute qualified dividend income to individual and other non-corporate U.S. Holders eligible for taxation at the preferential rates if we are a PFIC (or are treated as a PFIC with respect to such individual and other non-corporate U.S. Holder) either in the taxable year of the distribution or the preceding taxable year. Instead, such U.S. Holder must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in such U.S. Holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

U.S. Holders are urged to consult with their tax advisors regarding the potential availability and consequences of a mark-to-market election in case Triton is determined to be a PFIC in any taxable year.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) a U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, a U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the preference shares, subject to certain exceptions (including an exception for preference shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the preference shares.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Our SEC filings, including this Annual Report, are available to the public at the SEC’s website at www.sec.gov. Information about us is also available at our website at www.trtn.com. The information on, or accessible through, our website is not a part of this Annual Report.

I.    Subsidiary Information

Not applicable.

J.    Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, values or cash flows that may result from changes in the price of a financial instrument. The fair value of a financial instrument, derivative or non-derivative, might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We have operations internationally and we are exposed to market risks in the ordinary course of our business. These risks include interest rate and foreign currency exchange rate risks.

Interest Rate Risk

We enter into derivative agreements to fix the interest rates on a portion of our floating-rate debt. We assess and manage the external and internal risk associated with these derivative instruments in accordance with our overall operating goals. External risk is defined as those risks outside of our direct control, including counterparty credit risk, liquidity risk, systemic risk and legal risk. Internal risk relates to those operational risks within the management oversight structure and include actions taken in contravention of our policies.

The primary external risk of our derivative agreements is counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under the agreement. All of our derivative agreements are with highly-rated financial institutions. Credit exposures are measured based on counterparty credit risks and the market value of outstanding derivative instruments.

As of December 31, 2024, we had derivative agreements in place to fix interest rates on a portion of our borrowings under debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap	$1,866.3	2.54%	3.6 years

Our derivative agreements are designated as cash flow hedges for accounting purposes. Any unrealized gains or losses related to the changes in fair value are recognized in accumulated other comprehensive income and reclassified to interest and debt expense as they are realized. As of December 31, 2024, we have certain interest rate cap agreements that are non-designated derivatives and changes in fair value are recognized as unrealized (gain) loss on derivative instruments, net, on the Consolidated Statements of Operations.

Approximately 87.5% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. A 100 basis point increase in the interest rates on our unhedged debt (SOFR) would result in an increase of approximately $12.3 million in interest expense over the next 12 months.

Foreign currency exchange rate risk

The U.S. dollar is the operating currency for the large majority of our leases and obligations, and most of our revenues and expenses are denominated in U.S. dollars. However, we pay our non-U.S. staff in local currencies, and a portion of our direct operating expenses and disposal transactions for our older containers are denominated in foreign currencies. Due to the relatively small portion of our business that is exposed to foreign currency fluctuations, the impact is de minimis. We record realized and unrealized foreign currency exchange gains and losses in Administrative expenses in the Consolidated Statements of Operations as a result of fluctuations in exchange rates related to our Euro and Pound Sterling transactions and our foreign denominated assets and liabilities.

For the year ended December 31, 2024, net foreign currency exchange losses were $0.7 million and for the year ended December 31, 2023, net foreign currency exchange gains were $0.4 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based upon management's evaluation of these disclosure controls and procedures, our Chief Executive Officer and our Senior Vice President and Chief Financial Officer concluded, as of the end of the period covered by this Annual Report, that our disclosure controls and procedures were effective.

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving the desired control objectives. Our senior management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

B.    Management's Annual Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

We assessed our internal control over financial reporting as of December 31, 2024 and based our assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm, Deloitte & Touche LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2024.

C.    Attestation Report of Registered Public Accounting Firm

Refer to statement in Section (B) above. As a non-accelerated filer, we may take advantage of certain exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

D.    Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the period covered by this Annual Report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with NYSE rules applicable to foreign private issuers, as further discussed in Item 16.G, "Corporate Governance", we maintain an Audit Committee of the Board of Directors. As of the date of this Annual Report, Ms. Pizzuto was the sole member of the Audit Committee. Our Board, after reviewing all of the relevant facts, circumstances and attributes, has determined that Ms. Pizzuto qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F. In addition, the Board has determined that Ms. Pizzuto is independent as that term is defined in Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all of our directors, employees and officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Conduct, which is designed to help officers, directors and employees conduct business in an ethical and legal manner, covers topics including but not limited to conflicts of interest, confidentiality of information and compliance with laws and regulations. In addition, we also have a Code of Ethics for Chief Executive and Senior Financial Officers. Our Code of Conduct and Code of Ethics for Chief Executive and Senior Financial Officers are available, free of charge, within the Corporate Governance portion of the "Investors" section of our website. Copies of these documents may also be obtained by sending a request in writing to our Corporate Secretary at Triton International Limited, Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda.

During 2024, no waivers or amendments were made to the Code of Conduct for any of our directors or executive officers or the Code of Ethics for Chief Executive and Senior Financial Officers. If we make any substantive amendment to, or grant a waiver from, a provision of the Code of Conduct (to the extent applicable to certain officers and our directors) or the Code of Ethics for Chief Executive and Senior Financial Officers, we will disclose the nature of the amendment or waiver on our website at www.trtn.com, to the extent required by applicable law or regulation.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is Deloitte & Touche LLP ("Deloitte"), New York, NY, Auditor Firm ID: 34.

KPMG LLP ("KPMG") served as the independent registered public accounting firm for the Company for the period from July 12, 2016 (inception) through the year ended December 31, 2022, and the subsequent interim period until September 28, 2023. On September 28, 2023, our Audit Committee approved the change in the Company’s independent registered public accounting firm, effective September 28, 2023, to Deloitte.

The following table represents the aggregate fees from our current principal accountant, Deloitte, for the years ended December 31, 2024 and 2023 and our former principal accountant, KPMG, for the years ended December 31, 2024 and 2023:

	Deloitte		KPMG
Type of Fees	2024	2023	2024	2023
Audit Fees	$1,785,000	$1,554,000	$125,000	$845,234
Audit-Related Fees	167,000	245,000	250,000	31,500
Tax Fees	—	—	621,770	618,908
All Other Fees	76,000	76,000	—	—
Total Fees	$2,028,000	$1,875,000	$996,770	$1,495,642

In accordance with the SEC’s definitions and rules, "audit fees" are fees for professional services in connection with the audit of Triton’s Consolidated Financial Statements included in its Annual Report, and for services that are normally provided in connection with statutory and regulatory filings or engagements; "audit-related fees" are fees for services reasonably related to the performance of the audit, other than "audit fees"; "tax fees" are fees for tax compliance and tax advice; and "all other fees" are fees for any services not included in the first three categories, which were principally comprised of agreed upon procedures related to various debt issuances and ongoing debt compliance.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Accountant

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the Company’s independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Deloitte and management are required to periodically report to the Audit Committee regarding the extent of services provided by Deloitte in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All of the services relating to the fees set forth on the above table were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The disclosure required by Rule 10A-3(d) under the Exchange Act regarding exemption from the listing standards for audit committee is not applicable to the Company’s Audit Committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our common shares are wholly owned by a subsidiary of Brookfield Infrastructure. In addition, only our preference shares are listed on the NYSE. As a controlled company with only preference shares listed on the NYSE, we qualify for and rely on exemptions from certain of the NYSE listing rules, corporate governance requirements and provisions of the Exchange Act, including the rules requiring that:

•a majority of our board of directors consist of independent directors;
•we maintain a nominating committee and compensation committee composed entirely of independent directors;
•we maintain a code of conduct and ethics and corporate governance guidelines; and
•we comply with the proxy solicitation rules under the Exchange Act, including the furnishing of an annual proxy or information statement.

For additional information, refer to Item 3.D, "Risk Factors" - "As a controlled company with only preference shares listed on the NYSE, we qualify for and rely on exemptions from certain corporate governance requirements. Holders of our preference shares will not have the same protections afforded to shareholders of companies that are subject to such requirements."

Furthermore, we are a "foreign private issuer" under applicable U.S. federal securities laws. Accordingly, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain NYSE corporate governance rules applicable to U.S. domestic listed companies. A general summary of those differences is provided below. Also refer to Item 3.D, "Risk Factors" - "We are a "foreign private issuer under U.S. securities law. Therefore, we are exempt from many of the requirements applicable to U.S. domestic registrants."

Independence of Directors

The NYSE requires that the board of directors of domestic listed companies be comprised of a majority of independent directors. We are not required under Bermuda law to maintain a board of directors with a majority of independent directors, and as of the date of this Annual Report, our Board is not comprised of a majority of independent directors.

Non-Management Directors’ Executive Sessions

The NYSE requires that non-management directors of domestic listed companies meet at regularly scheduled executive sessions without management. Under Bermuda law, we are not required to hold such meetings.

Compensation Committee

The NYSE requires domestic listed companies to have a compensation committee comprised entirely of independent directors and a committee charter specifying the purpose, duties and evaluation of the committee. While we have a standing Compensation Committee that operates pursuant to a compensation committee charter, we are not required to do so and the members of the Compensation Committee are not independent.

Nominating / Corporate Governance Committee

The NYSE requires that a domestic listed company have a nominating/corporate governance committee comprised entirely of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Consistent with our status as a foreign private issuer and Bermuda law, we do not have a nominating/corporate governance committee.

Audit Committee

The NYSE requires, among other things, that a domestic listed company have an audit committee with a minimum of three independent members. Our Audit Committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. As permitted by Rule 10A-3 under the Exchange Act, our Audit Committee consists of one member of our Board who qualifies as independent under Rule 10A-3.

In addition, the NYSE requires that audit committees of domestic listed companies serve a number of functions in addition to overseeing the company’s financial reporting, engaging auditors and assessing their independence, and obtaining the legal and other professional advice of experts when necessary. Foreign private issuers such as us are exempt from these additional requirements if home country practice is followed. Bermuda law does not impose similar requirements, and consequently, we are not required to comply with these requirements, and certain of these additional functions may be performed by our Board as a whole rather than by the Audit Committee.

Corporate Governance Guidelines and Code of Business Conduct

The NYSE requires domestic listed companies to adopt and disclose corporate governance guidelines and a code of business conduct addressing specified requirements. The corporate governance guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the Board. We are not required to adopt such corporate governance guidelines under Bermuda law and do not maintain such guidelines.

Additionally, while as a foreign private issuer we are not required to adopt a code of business conduct, nonetheless, we have adopted codes of conduct as described under Item 16.B, "Code of Ethics."

Differences in Corporate Law

We are incorporated under, and are governed by, the laws of Bermuda. For a summary of certain of the differences between provisions of Bermuda law applicable to us and the laws generally applicable to U.S. companies and their shareholders, refer to Item 10.B, "Memorandum and Articles of Association."

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that is designed to promote compliance with applicable securities laws and regulations. The policy governs the purchase, sale and other dispositions of our securities, and the securities of other companies while in the possession of material non-public information, by our directors, officers and employees, as well as our consultants, contractors and temporary staff. A copy of Triton’s Insider Trading Policy is filed as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

Triton maintains a cybersecurity risk management program designed to identify, protect, detect and mitigate cybersecurity threats and ensure the reliability of our system applications and infrastructure (our "Information Security Program"). Our Information Security Program, which is integrated within the Company’s enterprise risk management framework, leverages recognized best practices and standards, including the National Institute of Standards and Technology cybersecurity framework, and is comprised of a robust set of cybersecurity tools, processes and procedures as further described below.

Our internal information security team is led by Triton’s Chief Information Officer, who has held this role for 15 years and holds over 30 years of experience in information technology, audit and risk management and holds certifications as a Certified Information Systems Security Professional, Certified Fraud Examiner and Certified Information Systems Auditor. Our Director, Information Security and Compliance holds over nine years of experience in cybersecurity management and oversight and over 20 years in information technology portfolio, program and application management positions. Additionally, others in our information technology team have relevant security experience and certifications. Our internal resources are augmented by external cybersecurity partners, including those described below. Our information security leadership team is responsible for assessing and managing the Company’s Information Security Program, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. We also take a cross-departmental approach to managing cybersecurity risk and have formed a Cybersecurity Incident Response Team ("CIRT") comprised of senior representatives from primary corporate functions as well as senior representatives from field operations to ensure a coordinated and effective response and ongoing business continuity in the face of cybersecurity threats and incidents.

Triton’s Board is responsible for oversight of information technology and cybersecurity-related matters and monitoring cybersecurity risk management, and the Board actively engages with senior management on the state of the Company’s Information Security Program. The information security leadership team prepares briefings for the Board on the effectiveness of the Company’s cyber risk management program, typically on a quarterly basis, which include a review of key performance indicators, training and test results and related remediation, and recent threats and how the Company is managing those threats.

Triton’s Information Security Program includes policies and procedures concerning cybersecurity matters, which include a cybersecurity incident response plan as well as other policies that directly or indirectly relate to cybersecurity, such as policies related to password standards, antivirus protection, remote access, multi-factor authentication, confidential information and the use of electronic devices, electronic communications and social media. We perform routine vulnerability scanning of our network, with a focus on timely remediation of vulnerabilities. Our information security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. We periodically perform simulations and tabletop exercises at an information technology department and CIRT level and incorporate external resources and advisors as needed. All employees and certain contractors are required to complete cybersecurity trainings annually. We conduct cybersecurity phishing exercises, and follow-up training as necessary, to ensure employees maintain a high level of vigilance regarding cybersecurity risks. Using external resources, we also conduct periodic cybersecurity risk assessments, penetration tests and internal threat testing to assess our processes and procedures and the threat landscape and help guide and prioritize our cybersecurity investments and solutions. In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with use of third-party service providers. Triton maintains dedicated backup systems and applications with enhanced ransomware protection features. In the event of an incident, we intend to follow our detailed incident response plan, which outlines the steps to be followed from incident detection to mitigation, recovery and notification, including notifying relevant functional areas, as well as senior leadership and the Board, as appropriate. We also maintain incident response service retainers with independent third parties to assist with response and recovery efforts. We continue to expand our cybersecurity investments and defenses and have implemented a managed detection and response solution operated by a third party to provide 24/7 monitoring of our global cybersecurity environment and assist with coordination, investigation and remediation of alerts.

Triton faces risks from cybersecurity threats that could have a material adverse effect on its business, financial condition, results of operations, cash flows or reputation. Although such risks have not materially affected us to date, Triton has experienced, and will continue to experience, cyber incidents in the normal course of its business. For more information on the cybersecurity risks we face, refer to Item 3.D, "Risk Factors" - "We rely on our information technology systems to conduct our business. If these systems fail to adequately perform their functions, or if we experience an interruption in our operations, our business and financial results could be adversely affected" and "Security breaches and other disruptions could compromise our information technology systems and expose us to liability, which could cause our business and reputation to suffer" in this Annual Report.

PART III
ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS
Reference is made to the financial statements and notes thereto beginning on page F-1 which are filed as part of this Annual Report.

ITEM 19. Exhibits
The following exhibits are filed as part of and incorporated by reference into this Annual Report:

Exhibit No.	Description
1.1	Amended and Restated Bye-Laws of Triton International Limited, dated April 27, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed July 27, 2021)

1.2	Memorandum of Association of Triton International Limited, dated September 29, 2015, as amended September 28, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 28, 2023)

2.1	Certificate of Designations of 8.50% Series A Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 14, 2019)

2.2	Certificate of Designations of 8.00% Series B Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 20, 2019)

2.3	Certificate of Designations of 7.375% Series C Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed November 6, 2019)

2.4	Certificate of Designations of 6.875% Series D Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 21, 2020)

2.5
Certificate of Designations of 5.75% Series E Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed August 17, 2021)

2.6	Certificate of Designations of 7.625% Series F Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed February 6, 2025)

2.7	Indenture (Conformed), dated as of September 21, 2020, between Triton Container Finance VIII LLC and Wilmington Trust, National Association, as indenture trustee, as amended by Amendment No. 1 to Indenture, dated as of December 20, 2021, and the First Omnibus Amendment, dated as of November 1, 2023 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K filed February 29, 2024)

2.8†	Series 2020-1 Supplement (Conformed), dated as of September 21, 2020, between Triton Container Finance VIII LLC and Wilmington Trust, National Association, as indenture trustee, as amended by Amendment No. 1 to Series 2020-1 Supplement to Indenture, dated as of December 20, 2021, and Amendment No. 2 to Series 2020-1 Supplement to Indenture, dated as of November 1, 2023 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K filed February 29, 2024)

Exhibit No.	Description
2.9	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 10-K filed February 29, 2024)

2.10
As permitted by paragraph 2(b)(i) of Instructions As To Exhibits of Form 20-F, the Registrant has not filed with this Annual Report certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because such long-term debt has not been registered and the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

4.1†	Twelfth Amended and Restated Credit Agreement, dated as of July 9, 2024, by and among Triton Container International Limited and TAL International Container Corporation, as borrowers, Triton International Limited, as guarantor, various lenders from time to time party thereto, and Bank of America, N.A., as administrative agent and letter of credit issuer (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed August 2, 2024)

4.2†	Loan and Security Agreement (Conformed), dated as of December 13, 2018, among TIF Funding LLC, as borrower, certain other wholly-owned subsidiaries of Triton International Limited, Wells Fargo Bank, National Association, as administrative agent, certain lenders party thereto and Wilmington Trust, National Association, as collateral agent and securities intermediary, as amended by Amendment Number 1 to Loan and Security Agreement, dated as of February 8, 2019, Amendment Number 2 to Loan and Security Agreement, dated as of November 4, 2019, Omnibus Amendment No. 1, dated as of November 13, 2020, Amendment Number 4 to Loan and Security Agreement, dated as of December 20, 2021, Omnibus Amendment No. 2 to Loan and Security Agreement, dated as of April 27, 2022, and Amendment Number 5 to Loan and Security Agreement, dated as of January 22, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed February 29, 2024)

4.3+	Triton International Limited Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 14, 2022)

4.4	Form of Indemnification Agreement for Directors and Certain Officers (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed February 29, 2024)

4.5+	Triton International Limited Long-Term Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 1, 2024)

4.6+	Form of Award Agreement pursuant to the Triton International Limited Long-Term Cash Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 1, 2024)

8.1*	List of Subsidiaries

11.1†*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2*	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2**	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

15.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

Exhibit No.	Description

17.1	List of Subsidiary Guarantors and Issuers of Guaranteed Securities (incorporated by reference to Exhibit 22.1 to the Company's Current Report on Form 8-K filed January 19, 2022)

97.1	Triton International Limited Clawback Policy: Recovery of Erroneously Awarded Incentive-Based Compensation (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 10-K filed February 29, 2024)

101.INS	Inline XBRL Instance Document - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Instance Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Inline XBRL Data (formatted as Inline XBRL and contained in Exhibit 101)
+ Indicates a management contract or compensatory plan or arrangement.
* Filed herewith.
** Furnished herewith.
† Schedules (or similar attachments) to these exhibits have not been filed since they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in these exhibits or the Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRITON INTERNATIONAL LIMITED
	By:	/s/ BRIAN M. SONDEY
February 28, 2025		Brian M. Sondey Director and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Triton International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Triton International Limited and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

The Consolidated Financial Statements of the Company for the year ended December 31, 2022, before the effects of the adjustments to retrospectively adjust those financial statements to include the additional segment information in Note 12 to the financial statements, were audited by other auditors whose report, dated February 14, 2023, expressed an unqualified opinion on those statements. We have audited the adjustments to the 2022 Consolidated Financial Statements to retrospectively adjust those financial statements to include additional segment information as discussed in Note 12 to the Consolidated Financial Statements. Our procedures included (1) comparing the previously reported segment information to previously issued Consolidated Financial Statements; (2) comparing the additional segment information to the Company's underlying analysis; and (3) testing the mathematical accuracy of the underlying analysis. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2022 Consolidated Financial Statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any form of assurance on the 2022 Consolidated Financial Statements taken as a whole.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimated Residual Values of Leasing Equipment – Refer to Note 2 to the financial statements

Critical Audit Matter Description

Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over its estimated useful lives. The estimated residual value represents the amount the Company estimates that it will recover upon the sale or other disposition of the leasing equipment at the end of their useful lives. The estimates of residual value are based on a number of factors including historical sales experience for each major equipment type. The Company reviews the estimated residual values on a regular basis to determine whether a change in their estimates of residual values is warranted.

We identified the estimated residual values of leasing equipment as a critical audit matter because of the significant estimates and assumptions management makes in evaluating whether current estimated residual values are reasonable. This required a high degree of auditor judgment when performing audit procedures to evaluate the reasonableness of management’s estimated residual values of leasing equipment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of estimated residual values of leasing equipment included the following, among others:
•We tested the effectiveness of controls relating to the Company’s evaluation of estimated residual values of the leasing equipment, including controls over the key information, such as historical sales data used to estimate residual values of leasing equipment.
•We tested a sample of the historical selling prices of used containers for accuracy and completeness by examining sales invoices and cash receipts.
•We compared the average selling prices for used containers to published industry reports.
•We tested the mathematical accuracy of the Company’s calculations supporting the residual values and compared the average historical selling prices per container type in the calculation to current estimated residual values.

/s/ Deloitte & Touche LLP

New York, New York
February 28, 2025
We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Triton International Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows of Triton International Limited and subsidiaries (the Company) for the year ended December 31, 2022, and the related notes. In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company’s auditor from 2014 to 2023.

New York, New York
February 14, 2023

TRITON INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2024	December 31, 2023
ASSETS:
Leasing equipment, net of accumulated depreciation of $4,776,458 and $4,482,185	$8,639,136	$8,768,917
Net investment in finance leases	1,585,812	1,507,292
Equipment held for sale	101,696	185,502
Revenue earning assets	10,326,644	10,461,711
Cash and cash equivalents	58,227	57,776
Restricted cash	111,489	91,450
Accounts receivable, net of allowances of $1,317 and $738	232,420	243,443
Goodwill	236,665	236,665
Other assets	33,782	46,217
Fair value of derivative instruments	104,176	95,606
Total assets	$11,103,403	$11,232,868
LIABILITIES AND SHAREHOLDERS' EQUITY:
Equipment purchases payable	$4,855	$31,597
Fair value of derivative instruments	697	1,827
Deferred revenue	184,760	259,023
Accounts payable and other accrued expenses	87,694	116,888
Net deferred income tax liability	410,524	415,901
Debt, net of unamortized costs of $48,743 and $43,924	7,605,720	7,470,634
Total liabilities	8,294,250	8,295,870
Shareholders' equity:
Preferred shares, $0.01 par value, at liquidation preference	730,000	730,000
Common shares, $0.01 par value, 250,000,000 and 270,000,000 shares authorized, 101,158,891 shares issued and outstanding	1,012	1,012
Undesignated shares, $0.01 par value, 20,800,000 and 800,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital (deficit)	(304,274)	(308,114)
Accumulated earnings	2,289,072	2,428,531
Accumulated other comprehensive income (loss)	93,343	85,569
Total shareholders' equity	2,809,153	2,936,998
Total liabilities and shareholders' equity	$11,103,403	$11,232,868

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Leasing revenues:
Operating leases	$1,426,947	$1,438,504	$1,564,486
Finance leases	107,889	105,288	115,200
Total leasing revenues	1,534,836	1,543,792	1,679,686

Equipment trading revenues	48,637	95,998	147,874
Equipment trading expenses	(44,341)	(88,099)	(131,870)
Trading margin	4,296	7,899	16,004

Net gain (loss) on sale of leasing equipment	12,369	58,615	115,665

Operating expenses:
Depreciation and amortization	541,468	575,551	634,837
Direct operating expenses	66,389	101,552	42,381
Administrative expenses	91,201	88,839	93,011
Transaction and other costs	26,986	79,000	—
Provision (reversal) for doubtful accounts	(1,192)	(3,369)	(3,102)
Total operating expenses	724,852	841,573	767,127
Operating income (loss)	826,649	768,733	1,044,228
Other (income) expenses:
Interest and debt expense	259,941	240,838	226,091
Unrealized (gain) loss on derivative instruments, net	40	(15)	(343)
Debt termination expense	87	—	1,933
Other (income) expense, net	(417)	(643)	(1,182)
Total other (income) expenses	259,651	240,180	226,499
Income (loss) before income taxes	566,998	528,553	817,729
Income tax expense (benefit)	48,803	54,464	70,807
Net income (loss)	$518,195	$474,089	$746,922
Less: dividends on preferred shares	52,112	52,112	52,112
Net income (loss) attributable to common shareholder	$466,083	$421,977	$694,810

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net income (loss)	$518,195	$474,089	$746,922
Other comprehensive income (loss), net of tax:
Change in derivative instruments designated as cash flow hedges	54,804	19,048	157,647
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges	(46,671)	(42,797)	1,168
Foreign currency translation adjustment	(359)	49	(727)
Other comprehensive income (loss), net of tax	7,774	(23,700)	158,088
Comprehensive income	$525,969	$450,389	$905,010
Less:
Dividend on preferred shares	52,112	52,112	52,112
Comprehensive income attributable to common shareholder	$473,857	$398,277	$852,898

Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$1,109	$1,100	$10,509
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$(4,124)	$(4,851)	$(908)

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share amounts)

	Preferred Shares		Common Shares		Treasury Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	29,200,000	$730,000	81,295,366	$813	15,429,499	$(522,360)	$904,224	$2,000,854	$(48,819)	$3,064,712
Share-based compensation	—	—	198,367	2	—	—	12,510	—	—	12,512
Treasury shares acquired	—	—	—	—	9,065,286	(555,199)	—	—	—	(555,199)
Share repurchase to settle shareholder tax obligations	—	—	(110,709)	(1)	—	—	(6,823)	—	—	(6,824)
Net income (loss)	—	—	—	—	—	—	—	746,922	—	746,922
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	158,088	158,088
Common shares dividend declared ($2.65 per share)	—	—	—	—	—	—	—	(163,736)	—	(163,736)
Preferred shares dividend declared	—	—	—	—	—	—	—	(52,112)	—	(52,112)
Balance as of December 31, 2022	29,200,000	$730,000	81,383,024	$814	24,494,785	$(1,077,559)	$909,911	$2,531,928	$109,269	$3,204,363
Share-based compensation expense	—	—	138,727	1	—	—	7,304	—	—	7,305
Treasury shares acquired	—	—	—	—	1,884,616	(125,661)	—	—	—	(125,661)
Share repurchase to settle shareholder tax obligations	—	—	(81,190)	(1)	—	—	(5,802)	—	—	(5,803)
Net income (loss)	—	—	—	—	—	—	—	474,089	—	474,089
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(23,700)	(23,700)
Reclassification of share-based awards to a liability	—	—	—	—	—	—	(16,109)	—	—	(16,109)
Return of capital to Parent	—	—	—	—	—	—	—	(408,190)	—	(408,190)
Common shares dividend declared ($2.10 per share)	—	—	—	—	—	—	—	(117,184)	—	(117,184)
Preferred shares dividend declared	—	—	—	—	—	—	—	(52,112)	—	(52,112)
Cancellation of Common Stock	—	—	(81,440,561)	(814)	—	—	814	—	—	—
Cancellation of Treasury Stock	—	—	—	—	(26,379,401)	1,203,220	(1,203,220)	—	—	—
Issuance of Common stock to Parent	—	—	101,158,891	1,012	—	—	(1,012)	—	—	—
Balance as of December 31, 2023	29,200,000	$730,000	101,158,891	$1,012	—	$—	$(308,114)	$2,428,531	$85,569	$2,936,998
Net income (loss)	—	—	—	—	—	—	—	518,195	—	518,195
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	7,774	7,774
Contributed capital from Parent for executive compensation	—	—	—	—	—	—	3,840	—	—	3,840
Distributions to Parent	—	—	—	—	—	—	—	(605,542)	—	(605,542)
Preferred shares dividend declared	—	—	—	—	—	—	—	(52,112)	—	(52,112)
Balance at December 31, 2024	29,200,000	$730,000	101,158,891	$1,012	—	$—	$(304,274)	$2,289,072	$93,343	$2,809,153

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities:
Net income (loss)	$518,195	$474,089	$746,922
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	541,468	575,551	634,837
Amortization of deferred debt cost and other debt related amortization	10,495	8,572	11,112
Lease related amortization	2,031	4,979	11,285
Other non-cash compensation costs	3,840	7,305	12,512
Net (gain) loss on sale of leasing equipment	(12,369)	(58,615)	(115,665)
Unrealized (gain) loss on derivative instruments	40	(15)	(343)
Debt termination expense	87	—	1,933
Deferred income taxes	(2,363)	8,024	26,018
Changes in operating assets and liabilities:
Accounts receivable, net	16,485	(19,459)	44,119
Deferred revenue	(74,263)	(74,237)	287,328
Accounts payable and other accrued expenses	(29,654)	25,056	4,620
Equipment sold (purchased) for resale activity	7,486	26,428	(93)
Cash received (paid) for settlement of interest rate swaps	—	—	19,026
Cash collections on finance lease receivables, net of income earned	122,202	172,717	180,075
Other assets	9,688	(187)	21,182
Net cash provided by (used in) operating activities	1,113,368	1,150,208	1,884,868

Cash flows from investing activities:
Purchases of leasing equipment and investments in finance leases	(929,449)	(208,242)	(943,062)
Proceeds from sale of equipment, net of selling costs	374,632	352,549	296,737
Other	(291)	(16)	(638)
Net cash provided by (used in) investing activities	(555,108)	144,291	(646,963)

Cash flows from financing activities:
Debt issuance costs	(19,239)	(3,008)	(10,162)
Borrowings under debt facilities	2,780,483	1,610,000	1,952,600
Payments under debt facilities and finance lease obligations	(2,641,360)	(2,227,139)	(2,449,367)
Dividends paid on preferred shares	(52,112)	(52,112)	(52,112)
Distributions to Parent	(605,542)	(408,190)	—
Dividends paid on common shares	—	(115,554)	(162,174)
Purchases of treasury shares	—	(129,776)	(554,095)
Other	—	(5,803)	(6,824)
Net cash provided by (used in) financing activities	(537,770)	(1,331,582)	(1,282,134)
Net increase (decrease) in cash, cash equivalents and restricted cash	$20,490	$(37,083)	$(44,229)
Cash, cash equivalents and restricted cash, beginning of period	149,226	186,309	230,538
Cash, cash equivalents and restricted cash, end of period	$169,716	$149,226	$186,309
Supplemental disclosures:
Interest paid	$249,754	$234,945	$208,714
Income taxes paid (refunded)	$51,139	$46,407	$47,010
Non-cash operating activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$2,525	$9,564	$907
Non-cash investing activities:
Equipment purchases payable	$4,855	$31,597	$11,817
The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business and Basis of Presentation

Description of the Business and Basis of Presentation

Triton International Limited ("Triton" or the "Company"), through its subsidiaries, leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services through a worldwide network of service subsidiaries, third-party depots and other facilities. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells containers from its equipment leasing fleet as well as containers specifically acquired for resale from third parties. The Company's registered office is located in Bermuda.

The Consolidated Financial Statements and accompanying notes include the accounts of the Company and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain reclassifications have been made to the accompanying prior period financial statements and notes to conform to the current year's presentation.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and subsidiaries in which it has a controlling interest, and variable interest entities of which the Company is the primary beneficiary. The equity method of accounting is applied when the Company does not have a controlling interest in an entity but exerts significant influence over the entity. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements. Such estimates include, but are not limited to, the Company's estimates in connection with leasing equipment, including residual values and depreciable lives, values of assets held for sale and other long-lived assets, provision for income tax, allowance for doubtful accounts, components of compensation, goodwill and intangible assets. Actual results could differ from those estimates.

Segment Reporting

The Company conducts its business activities in one industry, intermodal transportation equipment, and has two reportable segments, Equipment leasing and Equipment trading. The Company also segregates total equipment leasing revenues and total equipment trading revenues by geographic location based upon the primary domicile of the Company's customers.

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. As a percent of its lease billings, the Company's three largest customers accounted for 20%, 19% and 13% during 2024, 20%, 17% and 12% during 2023 and 20%, 17% and 11% during 2022. Similarly, as a percent of its accounts receivable, the Company's three largest customers accounted for 17%, 11% and 10% as of December 31, 2024, and 19%, 14%, and 10% as of December 31, 2023.

Other financial instruments that are exposed to concentration of credit risk are cash and cash equivalents, and restricted cash balances. Cash and cash equivalents, and restricted cash are held with financial institutions of high quality. Balances may exceed the amount of insurance provided on such deposits.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Fair Value Measurements

Fair value represents the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value may require an entity to make significant judgments or develop assumptions about market participants to reflect risks specific to the asset being valued. The Company uses the following fair value hierarchy when selecting inputs for its valuation techniques, with the highest priority given to Level 1:
•Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2—inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and
•Level 3—unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Cash and cash equivalents, restricted cash, accounts receivable, equipment purchases payable and accounts payable carrying amounts approximate fair values because of the short-term nature of these instruments. The Company's other financial and non-financial assets, which include leasing equipment, net investment in finance leases, intangible assets and goodwill, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur, or if an annual impairment test is required, the Company may determine that these assets should be written down to their fair value after completing an evaluation.

For information on the fair value of equipment held for sale, debt, and the fair value of derivative instruments, refer to Note 4 - "Equipment Held for Sale", Note 7 - "Debt" and Note 8 - "Derivative Instruments", respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments having original maturities of three months or less at the time of purchase.

Restricted Cash

The Company's restricted cash relates to amounts held at financial institutions pursuant to certain debt arrangements. The restricted cash balances represent cash proceeds collected and required to be used to pay debt service and other related expenses. In certain instances, the Company segregates cash receipts that are to be paid to a third party as restricted cash until paid.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is estimated based upon a review of the collectability of its receivables. This review is based on the risk profile of the receivables, credit quality indicators such as the level of past-due amounts and economic conditions. Generally, the Company does not require collateral on accounts receivable balances. An account is considered past due when a payment has not been received in accordance with the contractual terms. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance for doubtful accounts is intended to provide for losses in the receivables, and requires the application of estimates and judgments as to the outcome of collection efforts, among other things. The Company believes its allowance for doubtful accounts is adequate to provide for credit losses expected in its existing receivables.

For the Company's net investment in finance leases and accounts receivable for sales of equipment, the Company measures expected credit loss by evaluating the overall credit quality of its customers. Expected credit losses for these financial assets are estimated using historical experience which includes multiple economic cycles, customer payment history, management's assessment of the customer's financial condition, and consideration of current conditions and reasonable forecasts.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Net Investment in Finance Leases

The Company has entered into various lease agreements that qualify as finance leases. These leases are long-term in nature, ranging for a period of three to fourteen years, and typically include an option to purchase the equipment at the end of the lease term for a nominal price that the Company deems reasonably certain to be exercised. At the inception of a finance lease, a net investment is recorded based on the gross investment (representing the total future minimum lease payments plus the estimated residual value), net of unearned income. Unearned income represents the excess of the gross investment over the fair value of the leased equipment at lease commencement. Any gain or loss is recognized at commencement and recorded in Net gain (loss) on sale of leasing equipment in the Consolidated Statements of Operations.

Leasing Equipment

The Company purchases new equipment from manufacturers for the purpose of leasing to customers. The Company also purchases used equipment with the intention of selling in one or more years from the date of purchase.

Leasing equipment is recorded at cost and depreciated to a residual amount for each equipment type on a straight-line basis over its estimated useful life. Capitalized costs for new equipment include the manufactured cost of the equipment, inspection, delivery, and associated costs incurred in moving the equipment from the manufacturer to the initial on-hire location. Repair and maintenance costs that do not extend the lives of the leasing equipment are charged to direct operating expenses at the time the costs are incurred.

The estimated useful lives and residual values of the Company's leasing equipment are based on the Company's expectations of how long it will lease the equipment and used container sales prices at the time it expects to sell the equipment. The Company evaluates estimates used in its depreciation policies on a regular basis to determine whether changes, such as industry events, technological advances or changes in standardization for containers have taken place that would suggest that a change in its depreciation estimates for useful lives or residual values is warranted. The Company's evaluation utilizes over fifteen years of historical sales experience for each major equipment type which takes into consideration varying business cycles including unusually high and low markets. Any changes to depreciation estimates are applied prospectively. Due to the size of the depreciable fleet a change in residual values could result in either large increases or decreases to annual depreciation expense depending on the direction of the change in residual values. The Company completed the 2024 annual review of depreciable lives and residual value estimates as of December 31, 2024 and increased useful lives for Dry containers and Refrigerated containers to 15 and 13 years, respectively. In addition, the Company decreased the residual value of Refrigerated containers. These changes will be effective January 1, 2025 on a prospective basis. Based on the equipment fleet as of December 31, 2024, the Company anticipates that these changes in estimate will decrease depreciation expense by approximately $80.0 million in 2025.
The estimated useful life for each major equipment type for the years ended December 31, 2024 and 2023 was 13 years for Dry containers; 12 years for Refrigerated containers; 16 years for Special containers; and 20 years for Tank containers and Chassis.

The net book value of the Company's leasing equipment by major equipment type as of the dates indicated was (in thousands):

	December 31, 2024	December 31, 2023
Dry container	$7,007,107	$6,926,220
Refrigerated container	1,011,372	1,182,683
Special container	298,603	316,062
Tank container	118,572	122,241
Chassis	203,482	221,711
Total	$8,639,136	$8,768,917

Included in the amounts above are units not on lease at December 31, 2024 and 2023 with a total net book value of $348.9 million and $727.6 million respectively.

Depreciation on leasing equipment commences on the date of initial on-hire.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For equipment purchased for resale that may be leased for a period of time, the Company adjusts its estimates for remaining useful life and residual values based on the Company's expectations for how long the equipment will remain on-hire to the current lessee and the expected sales market for older containers when these units are redelivered.

Valuation of Leasing Equipment

Leasing equipment is evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying value to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

When testing for impairment, leasing equipment is generally grouped by equipment type, and is tested separately from other groups of assets and liabilities. Some of the significant estimates and assumptions used to determine future undiscounted cash flows and the measurement for impairment are the remaining useful life, expected utilization, expected future lease rates and expected disposal prices of the equipment. The Company considers the assumptions on expected utilization and the remaining useful life to have the greatest impact on the estimate of future undiscounted cash flows. These estimates are principally based on the Company's historical experience and management's judgment of market conditions at the time the calculations are prepared.

The Company has not recorded any impairment charges related to leasing equipment for the years ended December 31, 2024, 2023 and 2022.

Equipment Held for Sale

When leasing equipment is returned off lease, the Company makes a determination of whether to repair and re-lease the equipment or sell the equipment. At the time the Company determines that equipment will be sold, it reclassifies the carrying value of leasing equipment to equipment held for sale. Equipment held for sale is recorded at the lower of its estimated fair value less costs to sell, or carrying value at the time identified for sale. Depreciation expense on equipment held for sale is halted and disposals generally occur within 90 days. Initial write downs of equipment held for sale to fair value are recorded as an impairment charge and are included in Net gain (loss) on sale of leasing equipment. Subsequent increases or decreases to the fair value of those assets are recorded as adjustments to the carrying value of the equipment held for sale, however, any such adjustments may not exceed the respective equipment's carrying value at the time it was initially classified as held for sale. Realized gains and losses resulting from the sale of equipment held for sale are recorded in Net gain (loss) on sale of leasing equipment, and cash flows associated with the sale of equipment held for sale are classified as cash flows from investing activities.

Equipment purchased for the Company's equipment trading segment is also included in Equipment held for sale. Gains and losses resulting from the sale of this equipment is recorded in Trading margin, and cash flows associated with the purchase and sale of this equipment are classified as cash flows from operating activities.

Operating Leases

The Company leases office space and office equipment and evaluates whether these leases are classified as operating or financing at the inception of the lease. The classification is based on certain assumptions that require judgment, such as the asset's fair value, the asset's estimated residual value, the interest rate implicit in the lease, and the asset's economic useful life.

For operating leases, the Company records a lease liability based on the present value of the remaining minimum payments and a corresponding right-of-use ("ROU") asset. The Company uses its estimated incremental borrowing rate at the commencement date to determine the present value of lease payments. The benefits of lease incentives, including rent-free or reduced rent periods, and the cost of future rent escalations are recognized on a straight-line basis over the term of the lease. A lease liability and a corresponding ROU asset are not recognized when, at the commencement date of the lease, the term is 12 months or less.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Property, Furniture and Equipment

Costs of major additions of property, furniture, equipment and improvements are capitalized and are included in Other assets on the Consolidated Balance Sheets. The original cost is depreciated on a straight-line basis over the estimated useful lives of such property, furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the leased assets. Other fixed assets, which consist primarily of computer software and hardware as well as leasehold improvements, are recorded at cost and amortized on a straight-line basis over their respective estimated useful lives, which range from three to five years. Expenditures for maintenance and repairs are expensed as they are incurred.

Goodwill

Goodwill is tested for impairment at least annually on October 31 of each fiscal year or more frequently if events occur or circumstances exist that indicate that the fair value of a reporting unit may be below its carrying value. Goodwill has been allocated to the Company's reporting units, which are the same as its reportable segments.

In evaluating goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. Among the relevant events and circumstances that affect the fair value of reporting units, the Company considers individual factors such as macroeconomic conditions, changes in its industry and the markets in which the Company operates, as well as its reporting units' historical and expected future financial performance. If, after assessing the totality of events and circumstances, the Company determines it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed. The quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit is less than its fair value, no impairment exists. If the carrying value of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The Company elected to perform the qualitative assessment for its evaluation of goodwill impairment during the year ended December 31, 2024 and concluded there was no impairment. The Company has not recorded any impairment charges related to goodwill for the years ended December 31, 2024, 2023, and 2022.

Intangible Assets

Intangible assets with finite useful lives such as acquired lease intangibles are initially recorded at fair value and are amortized over their respective estimated useful lives and subsequently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company has not recorded any impairment charges related to intangible assets for the years ended December 31, 2024, 2023, and 2022.

Revenue Recognition

Lease Classification

The Company determines the classification of a lease at its inception as either operating leases or finance leases. If the provisions of the lease change after lease inception, other than by renewal or extension, the Company evaluates whether that change may have resulted in a different lease classification had the change been in effect at inception. If so, the revised agreement is considered a new lease for lease classification purposes. The classification of the lease as either an operating lease or finance lease will impact revenue recognition.

Operating Leases with Customers

The Company enters into long-term leases and service leases, principally as lessor in operating leases for intermodal equipment. Long-term leases provide customers with specified equipment for a specified term. The Company's leasing revenues are based upon the number of equipment units leased, the applicable per diem rate and the length of the lease. Long-term leases typically have initial contractual terms ranging from five to eight or more years. Revenues are recognized on a straight-line basis over the life of the respective lease. Revenue from advance billings are deferred and recognized in the period earned. Service leases do not specify the exact number of equipment units to be leased or the term that each unit will remain on-hire, but allow the lessee to pick-up and drop-off units at various locations specified in the lease agreement. Under a service

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
lease, rental revenue is based on the number of equipment units on-hire for a given period. Revenue from customers considered to be non-performing is deferred and recognized when the amounts are received.

The Company recognizes billings to customers for damages and certain other operating costs as leasing revenue when earned based on the terms of the contractual agreements with the customer.

Finance Leases with Customers

The Company enters into finance leases as lessor for some of the equipment in its fleet. At the inception of the lease, the Company records the total future minimum lease payments plus the estimated residual value, net of executory costs, if any, as gross finance lease receivables. Cash deposits reduce the gross finance lease receivable and are recorded on the Consolidated Statements of Cash Flows as deferred revenue within operating activities. The net investment in finance leases represents the receivables due from lessees, net of unearned income and amounts previously billed. As amounts are billed to a customer they are reclassified from gross finance lease receivable to accounts receivable. Unearned income, which also includes any initial direct costs, is recognized on a constant yield basis over the lease term and is recorded as leasing revenue. The Company's finance leases are usually long-term in nature and typically include an option to purchase the equipment at the end of the lease term for a nominal price that the Company deems reasonably certain to be exercised.

Equipment Trading Revenues and Expenses

Equipment trading revenues represent the proceeds from the sale of equipment purchased for resale and are recognized when units are sold. Equipment trading expenses represent the cost of equipment sold including selling costs that are recognized as incurred.

Direct Operating Expenses

Direct operating expenses are directly related to the Company's equipment under and available for lease. These expenses primarily consist of the Company's costs to repair and maintain the equipment, to reposition the equipment and to store the equipment when it is not on lease. These costs are recognized when incurred. Certain positioning costs may be capitalized when incurred to place new equipment on an initial lease.

Debt Costs

Debt costs represent the fees incurred in connection with debt obligation arrangements. These costs are capitalized and amortized based on the effective interest method or on a straight-line basis over the term of the related obligation, depending on the type of debt obligation to which they relate. Unamortized debt costs may be written off when the related debt obligations are refinanced or extinguished prior to maturity. Amounts written off are recorded in Debt termination expense on the Consolidated Statements of Operations.

Derivative Instruments

The Company primarily uses derivatives in the management of its interest rate exposure on its long-term borrowings. The Company records derivative instruments on its balance sheet at fair value and establishes criteria for both the designation and effectiveness of hedging activities.

The Company has entered into interest rate swap agreements with certain financial institutions. The interest rate swap agreements require the Company to make payments to counterparties at fixed rates in return for receipts based upon variable rates indexed to the Secured Overnight Financing Rate ("SOFR").

Derivative instruments are designated or non-designated for hedge accounting purposes. The fair value of the derivative instruments is measured at each balance sheet date and is reflected on a gross basis on the Consolidated Balance Sheets. The change in fair value of the derivative instruments designated as a cash flow hedge are recorded on the Consolidated Balance Sheets in Accumulated other comprehensive income (loss) and are reclassified to interest and debt expense when the hedged interest payments are recognized. The change in fair value of non-designated derivative instruments is recorded in the Consolidated Statements of Operations as Unrealized (gain) loss on derivative instruments, net.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Income Taxes

The Company uses the liability method of accounting for income taxes, which requires recognition of deferred tax assets and liabilities based on the expected future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any change in the tax rate which has an effect on deferred tax assets and liabilities is recognized as an increase or decrease to income in the period that includes the enactment date of the law that resulted in the change in tax rate.

The Company recognizes the effect of income tax positions which are more-likely-than-not of being sustained.  If a position does not meet the more-likely-than-not criteria, the Company records a reserve against the tax position such that a tax benefit is recognized only in the amount that has a greater than 50% likelihood of being recognized.  The full impact of any change in recognition or measurement of an uncertain tax position is reflected in the period in which such change occurs. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Foreign Currency Translation and Re-measurement

The Company uses the U.S. dollar as its functional currency. The Company's U.K. subsidiary operations and net assets are denominated in British pounds and are subject to foreign currency translation. The balance sheet accounts of this subsidiary are converted at rates of exchange in effect as of the balance sheet date and the statements of operations accounts are converted at the annual weighted average exchange rate. The effects of changes in exchange rates in translating foreign subsidiaries' financial statements are included in shareholders' equity as accumulated other comprehensive income (loss).

The Company also has certain cash accounts and certain obligations that are denominated in currencies other than the Company's functional currency. These assets and liabilities are generally denominated in euros or British pounds, and are re-measured at each balance sheet date at the exchange rates in effect as of those dates. The impact of changes in exchange rates on the re-measurement of assets and liabilities are included in Administrative expenses on the Consolidated Statements of Operations. The Company recorded a loss of $0.7 million, a gain of $0.4 million and a loss of $2.0 million in net foreign currency exchange gains or losses for the years ended December 31, 2024, 2023 and 2022, respectively.

Recently Adopted Accounting Standards

Segment Reporting

Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), was issued in November 2023, which requires enhancements to the disclosure requirements for operating segments, primarily disclosures about significant segment expenses, in the Company’s annual and interim Consolidated Financial Statements. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. The Company adopted ASU 2023-07 in the fourth quarter of 2024 and this standard impacted the Company's segment footnote disclosure. Refer to Note 12 - "Segment and Geographic Information" for the Company's updated presentation.

Recently Issued Accounting Standards Not Yet Adopted

Income Taxes

ASU No. 2023-09, Improvements to Income Tax Disclosures, was issued in December 2023, which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). The new guidance also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual reporting periods beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of this standard will have on its income tax disclosures.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Compensation Costs

ASU No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards ("ASU 2024-01"), was issued in March 2024, to clarify the scope application of profits interest and similar awards and to add incremental clarity to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of ASC 718, Compensation-Stock Compensation. ASU 2024-01 is effective for annual periods beginning after December 15, 2024 and interim periods within those annual periods with early adoption permitted. The Company will adopt ASU 2024-01 on January 1, 2025 on a prospective basis, and does not expect the adoption of this ASU to have an impact on the Company’s Consolidated Financial Statements.

Expense Disaggregation Disclosures

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), was issued in November 2024, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Note 3 —Merger

Brookfield Infrastructure Transaction

On September 28, 2023, the Company completed the transactions contemplated by the Agreement and Plan of Merger, dated as of April 11, 2023 (the "Merger Agreement"), by and among the Company, Brookfield Infrastructure Corporation ("BIPC"), Thanos Holdings Limited ("Parent") and Thanos MergerSub Limited, a subsidiary of Parent ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub merged with and into Triton (the "Merger"), with the Company surviving the Merger as a subsidiary of Parent.

Parent has accounted for the Merger under the acquisition method of accounting with the Company deemed to be the acquiree for accounting purposes. The Company and Parent have elected not to push down purchase accounting adjustments to reflect the assets and liabilities acquired at fair value, and therefore amounts reflected in the financial statements have not been adjusted.

The Company incurred certain costs related to the Merger that are included in Transaction and other costs in the Company’s Consolidated Statements of Operations. For the year ended December 31, 2024, transaction and other costs primarily consisted of employee incentive and retention compensation costs and legal expenses and other costs associated with the Merger. For the year ended December 31, 2023, transaction and other costs primarily consisted of employee incentive and retention compensation costs, financial advisory fees, and legal and professional expenses incurred in connection with the Merger. Refer to Note 10 - "Other Compensation Costs - Other Compensation" for more detailed information regarding employee incentive and retention compensation.

Note 4 —Equipment Held for Sale

The Company's equipment held for sale is recorded at the lower of its estimated fair value less cost to sell, or carrying value at the time identified for sale. Fair value is measured using Level 2 inputs and is based predominantly on recent sales prices. An impairment charge is recorded when the carrying value of the asset exceeds its fair value less cost to sell.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table summarizes the components of Net gain (loss) on sale of leasing equipment on the Consolidated Statements of Operations (in thousands):

	Year Ended December 31,
	2024	2023	2022
Impairment (loss) reversal on equipment held for sale	$(4,337)	$(7,144)	$(887)
Gain (loss) on sale of equipment, net of selling costs	74,114	65,759	116,552
Up-front (loss) on finance lease	(57,408)	—	—
Net gain (loss) on sale of leasing equipment	$12,369	$58,615	$115,665

During 2024, the Company entered into a finance lease transaction which included certain containers purchased during the COVID-19 pandemic with carrying values that were higher than current market values, resulting in an up-front loss of $57.4 million and corresponding reduction to the net book value of revenue earning assets.

Note 5—Intangible Assets

Intangible assets consist of lease intangibles for leases acquired with lease rates above market in a business combination. As of December 31, 2024, the Company's intangible assets were fully amortized.

Amortization expense related to intangible assets was $2.0 million, $4.7 million, and $10.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 6—Restricted Cash

The components of restricted cash were as follows for the periods ended (in thousands):

	December 31, 2024	December 31, 2023
Collection accounts	$43,187	$29,447
Trust accounts	18,700	18,932
Other restricted cash	49,602	43,071
Total restricted cash	$111,489	$91,450

Collection accounts

The Company maintains bank accounts for collections related to its containers that are financed ("the Collection Accounts"). Cash proceeds collected from leasing and disposition are deposited into the Collection Accounts and all expenses related to the operation of the containers are paid from the Collection Accounts. The Company considers the portion of the balance in the Collection Accounts to be transferred to separate trust accounts for the benefit of asset-backed securitization ("ABS") noteholders as restricted and the portion of the balance attributable to containers that are unsecured as unrestricted.

Trust accounts

Pursuant to certain debt agreements, cash is transferred from the Collection Accounts to separate accounts (the "Trust Accounts"). The Trust Accounts are maintained by an indenture trustee on behalf of certain ABS noteholders. The cash in the Trust Accounts is used to pay related ABS debt service and related expenses. Interest income earned on restricted cash is recorded in Interest and debt expense on the Consolidated Statements of Operations. Any remaining cash in these accounts is transferred to certain unrestricted bank accounts of the Company and is included in Cash and cash equivalents on the Consolidated Balance Sheets.

Other restricted cash

Pursuant to certain secured debt financings, cash is held in separate accounts to maintain an amount equal to projected interest expense for a specified number of months.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Other restricted cash at December 31, 2024 includes $13.4 million of cash received in December 2024 related to a settlement of claims from a customer bankruptcy in 2016 that the Company is required to remit to a third-party per the terms of a separate credit insurance agreement.

Note 7—Debt

The table below summarizes the Company's key terms and carrying value of debt as of the periods indicated:

	December 31, 2024				December 31, 2023
	Outstanding Borrowings (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Outstanding Borrowings (in thousands)
			From	To
Secured Debt Financings
Asset-backed securitization term notes	$3,032,700	2.93%	February 2028	February 2035	$2,579,832
Asset-backed securitization warehouse	60,000	6.16%	January 2031	January 2031	240,000
Total secured debt financings	3,092,700				2,819,832
Unsecured Debt Financings
Senior notes	1,800,000	2.82%	April 2026	March 2032	2,300,000
Credit facility:
Revolving credit tranche	1,085,000	5.76%	July 2029	July 2029	930,000
Term loan tranche	1,680,000	5.76%	July 2029	July 2029	1,468,496
Total unsecured debt financings	4,565,000				4,698,496
Total debt financings	$7,657,700				$7,518,328
Unamortized debt costs	(48,743)				(43,924)
Unamortized debt premium & discounts	(3,237)				(3,770)
Debt, net of unamortized costs	$7,605,720				$7,470,634

Securitization Term Instruments

Under the Company's ABS facilities, indirect wholly owned subsidiaries of the Company enter into debt agreements for ABS term instruments, including ABS notes. These subsidiaries are intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company’s borrowings under the ABS facilities amortize in monthly installments, typically in level payments over five or more years. These facilities provide for an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment is determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to nine months of interest expense on certain securitized term instruments.

In the second and third quarters of 2024, the Company issued a series of ABS fixed-rate notes in the amounts of $450.0 million and $351.9 million at weighted average interest rates of 5.55% and 5.63% and expected maturity dates of May 2034 and February 2035, respectively. The proceeds from these issuances were primarily used to pay down borrowings under the Company's revolving credit facilities.

In the first quarter of 2024, the Company obtained $57.0 million in irrevocable standby letters of credit to satisfy the restricted cash balance requirements equal to nine months of interest expense on the ABS facilities, inclusive of a $18.7 million irrevocable standby letter of credit related to the ABS fixed-rate notes issued in the second quarter of 2024. The restricted cash balance held by the indenture trustee in designated bank accounts of $38.3 million was released to the Company subsequent to the issuance of the letters of credit.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In the fourth quarter of 2024, in connection with the TCF VIII Distribution (as defined in Note 16 - "Related Party Transactions"), the Company cancelled the related TCF VIII standby letters of credit and funded restricted cash to be held by the indenture trustee in the amount of $21.3 million in order to satisfy the restricted cash balance requirements equal to nine months of interest expense on the TCF VIII ABS facility. As of December 31, 2024, the current value of the remaining standby letters of credit for the Company's ABS facilities, as amended, is $31.9 million. Refer to Note 16 - "Related Party Transactions" for additional details regarding the TCF VIII Distribution.

Asset-Backed Securitization Warehouse

Under the Company’s ABS warehouse facility, an indirect wholly owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company's ABS warehouse facility has a borrowing capacity of $1,125.0 million that is available on a revolving basis, paying interest at term SOFR plus 1.60%. In the first quarter of 2024, the Company amended its ABS warehouse facility to extend the conversion date from April 27, 2025 to January 22, 2027. After the revolving period, borrowings will convert to term notes with a final maturity date of January 22, 2031 and pay interest at daily compound SOFR plus 2.60%. The interest rate benchmark was amended from term SOFR to daily compounded SOFR. The margin over the benchmark rate was unchanged as a result of the amendment.

During the revolving period, the borrowing capacity under this facility is determined by applying an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment are determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three months of interest expense.

Senior Notes

The Company’s senior notes are unsecured and have initial maturities ranging from five to ten years and interest payments due semi-annually. The senior notes are prepayable (in whole or in part) at the Company's option at any time prior to the maturity date, subject to certain provisions in the senior note agreements, including the payment of a make-whole premium in respect to such prepayment.

In the second quarter of 2024, the Company’s $500.0 million 1.15% senior notes matured. Payment at maturity was primarily funded by borrowings under Triton’s revolving credit facility.

Credit Facility

In the third quarter of 2024, the Company amended and restated its existing $2,000.0 million revolving credit facility to add a new $1,750.0 million term loan tranche under the credit facility. Term loan borrowings under the credit facility amortize in quarterly installments. The amendment and restatement also transitioned the reference rate from term to daily SOFR, increased the accordion feature available under the credit facility from $500.0 million to $1,000.0 million (or more in certain instances) and extended the maturity date of the credit facility to July 9, 2029. The interest rate under the credit facility is daily SOFR plus 1.30%. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require the Company to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

In conjunction with the addition of the term loan tranche under the credit facility, the Company terminated the former term loan credit facility. These transactions were accounted for as a debt modification and, accordingly, financing fees paid were deferred and $0.1 million of the unamortized fees from the former term loan facility were written off and included in Debt termination expense on the Consolidated Statements of Operations.

Derivative Impact on Debt

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of December 31, 2024:

	Balance Outstanding (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Weighted Avg Remaining Term
			From	To
Excluding impact of derivative instruments:
Fixed-rate debt	$4,832,700	2.89%	Apr 2026	Feb 2035	4.2 years
Floating-rate debt	$2,825,000	5.77%	Jul 2029	Jan 2031	4.1 years

Including impact of derivative instruments:
Fixed-rate debt	$4,832,700	2.89%
Hedged floating rate debt	1,866,250	3.84%
Total fixed and hedged floating-rate debt	6,698,950	3.15%
Unhedged floating rate debt	958,750	5.77%
Total debt outstanding	$7,657,700	3.46%

The fair value of total debt outstanding was $7,241.7 million and $6,905.9 million as of December 31, 2024 and December 31, 2023, respectively, and was measured using Level 1 and Level 2 inputs.

As of December 31, 2024, the maximum borrowing levels for the ABS warehouse and the revolving credit tranche under the credit facility were $1,125.0 million and $2,000.0 million, respectively. These facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these revolving credit facilities at December 31, 2024 was approximately $827.0 million.

The Company is subject to certain financial covenants under its debt financings. As of December 31, 2024, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

Debt Maturities

At December 31, 2024, the Company's scheduled principal repayments and maturities were as follows (in thousands):

Years ending December 31,
2025	$511,937
2026	1,114,080
2027	572,058
2028	776,614
2029	2,739,848
2030 and thereafter	1,943,163
Total debt outstanding	$7,657,700

Note 8—Derivative Instruments

Interest Rate Swaps / Caps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in Accumulated other comprehensive income (loss) and are reclassified to interest and debt expense when the hedged interest payments are recognized.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In the first quarter of 2024, the Company entered into offsetting $500.0 million notional interest rate cap agreements with substantially similar economic terms related to certain debt facility requirements. These derivatives are not designated as hedging instruments, and because they offset, changes in fair value have an immaterial impact on the Consolidated Statements of Operations.

The counterparties to these agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of these agreements, the Company's exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company does not anticipate any non-performance by the counterparties.

Certain assets of the Company's subsidiaries are pledged as collateral for various ABS facilities. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities on the Consolidated Statements of Cash Flows. As of December 31, 2024, the Company had cash collateral on derivative instruments of $0.7 million.

Within the next twelve months, the Company expects to reclassify $27.4 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from accumulated other comprehensive income (loss) into earnings.

As of December 31, 2024, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap	$1,866.3	2.54%	3.6 years

The following table summarizes the impact of derivative instruments on the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income on a pretax basis (in thousands):

		Year Ended December 31,
	Financial statement caption	2024	2023	2022
Non-Designated Derivative Instruments
Unrealized (gains) losses	Unrealized (gain) loss on derivative instruments, net	$40	$(15)	$(343)
Designated Derivative Instruments
Realized (gains) losses	Interest and debt (income) expense	$(50,795)	$(47,648)	$260
Unrealized (gains) losses	Comprehensive (income) loss	$(55,913)	$(20,148)	$(168,156)

Fair Value of Derivative Instruments

The Company presents the fair value of derivative instruments on a gross basis as a separate line item on the Consolidated Balance Sheets.

The Company has elected to use the income approach to value its interest rate swap and cap agreements, using Level 2 market expectations at the measurement date and standard valuation techniques to convert future values to a single discounted present value. The Level 2 inputs for the interest rate swap and cap valuations are inputs other than quoted prices that are observable for the asset or liability (specifically SOFR and swap rates and credit risk at commonly quoted intervals).

Note 9—Leases

Lessee

The Company's leases office facilities under various cancellable and non-cancellable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table summarizes the impact of the Company's leases in its financial statements (in thousands):

Balance Sheet	Financial statement caption		December 31, 2024	December 31, 2023
Right-of-use asset - operating	Other assets		$10,645	$10,093
Lease liability - operating	Accounts payable and other accrued expenses		$14,331	$13,510

		Year Ended December 31,
Income Statement	Financial statement caption	2024	2023	2022
Operating lease cost(1)	Administrative expenses	$2,968	$2,869	$3,205
(1)     Includes short-term leases that are immaterial.

Cash paid for amounts included in the measurement of lease liabilities included in operating cash flows was $2.5 million, $2.9 million, and $3.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The following represents the Company's future undiscounted cash flows related to lease liabilities for each of the next five years and thereafter as of December 31, 2024 (in thousands):

Years ending December 31,
2025	$2,936
2026	2,413
2027	1,975
2028	1,713
2029	1,581
2030 and thereafter	7,595
Total undiscounted future cash flows related to lease payments	$18,213
Less: imputed interest	(3,882)
Total present value of lease liability	$14,331

The following table includes supplemental information related to the Company's operating leases:

	December 31, 2024	December 31, 2023
Weighted-Average Remaining Lease Term	8.5 years	9.5 years
Weighted-Average Discount Rate	5.67%	5.67%

Lessor

Operating Leases

The following is the minimum future rental income as of December 31, 2024 under non-cancelable operating leases, assuming the minimum contractual lease term (in thousands):

Years ending December 31,
2025	$949,398
2026	777,437
2027	639,232
2028	542,814
2029	397,239
2030 and thereafter	950,413
Total	$4,256,533

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2024, the Company has deferred revenue balances related to operating leases with uneven payment terms. These amounts will be amortized into revenue as follows (in thousands):

Years ending December 31,
2025	$65,984
2026	43,225
2027	16,725
2028	15,568
2029	13,877
2030 and thereafter	29,381
Total	$184,760

Finance Leases

The following table summarizes the components of the net investment in finance leases (in thousands):

	December 31, 2024	December 31, 2023
Future minimum lease payment receivable(1)	$1,989,859	$1,928,167
Estimated residual receivable(2)	269,090	218,199
Gross finance lease receivables(3)	2,258,949	2,146,366
Unearned income(4)	(673,137)	(636,486)
Finance lease reserve(5)	—	(2,588)
Net investment in finance leases(6)	$1,585,812	$1,507,292
(1)     There were no executory costs included in gross finance lease receivables as of December 31, 2024 and December 31, 2023.
(2)    The Company's finance leases generally include a purchase option at nominal amounts that is reasonably certain to be exercised, and therefore, the Company has immaterial residual value risk for assets.
(3)    The gross finance lease receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(4)     There were no unamortized initial direct costs as of December 31, 2024 and December 31, 2023.
(5)    The Company reversed the finance lease reserve during the second quarter of 2024.
(6)    One major customer represented 93% of the Company's finance lease portfolio as of December 31, 2024 and 2023. No other customer represented more than 10% of the Company's finance lease portfolio in each of those periods.

Maturities of the Company's gross finance lease receivables subsequent to December 31, 2024 are as follows (in thousands):

Years ending December 31,
2025	$231,432
2026	220,064
2027	194,218
2028	187,853
2029	185,641
2030 and thereafter	1,239,741
Total	$2,258,949

The Company’s finance lease portfolio customers are primarily large international shipping lines. In its estimate of expected credit losses, the Company evaluates the overall credit quality of its finance lease portfolio. The Company considers an account past due when a payment has not been received in accordance with the terms of the related lease agreement and maintains allowances, if necessary, for doubtful accounts. These allowances are based on, but not limited to, historical experience which includes stronger and weaker economic cycles, each lessee's payment history, management's current assessment of each lessee's financial condition, consideration of current economic conditions and reasonable market forecasts.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 10—Other Compensation Costs

Long-Term Cash Incentive Plan

The Company adopted a Long-Term Cash Incentive Plan that allows incentive awards to be granted to certain employees and consultants of the Company. The Company granted 2024 long-term cash incentive awards with a specified cash target value ("2024 LTIP Awards") during the first quarter of 2024. The 2024 LTIP Awards will vest in equal installments on January 15, 2026 and January 15, 2027, subject to the participant's continued service with the Company. Payouts of the awards will be based on changes in the Company’s valuation, plus cumulative cash dividends and return of capital distributions paid by the Company over the vesting period. Changes in the aggregate target value at each subsequent reporting date will be recognized as compensation expense based on the portion of vesting or service period lapsed from the grant date through the reporting date.

The aggregate target value of the 2024 LTIP Awards at December 31, 2024 was $13.8 million, which will be recognized as compensation expense over the vesting period. For the year ended December 31, 2024, the Company recognized $4.6 million of compensation expense for the 2024 LTIP Awards in Administrative expenses on the Consolidated Statements of Operations.

Long-Term Incentive Awards

In the fourth quarter of 2023, certain senior executives of the Company were granted 750 incentive units pursuant to a long-term incentive program established by Brookfield Infrastructure. The awards (the "Incentive Units") will vest in five equal annual installments on each of the first five anniversaries of the closing date of the Merger, subject to the participants' continued employment or service. During the second quarter of 2024, 125 additional Incentive Units were granted under this program in the form of bonus unit awards. The total number of Incentive Units granted under the long-term incentive program was 875 as of December 31, 2024. Payment obligations under the program (if any) are the responsibility of Brookfield Infrastructure. For additional information regarding the Incentive Units, refer to Item 6.B, "Compensation" section "Long-Term Incentive Unit Awards" in this Annual Report.

The Company will recognize compensation cost for the Incentive Units on a straight-line basis over the five-year vesting period based on the fair value of the awards. The fair value at grant date of $16.4 million relates to both units issued and additional units that are expected to be issued under this program. Changes in the fair value at each subsequent reporting date will be recognized as compensation expense based on the portion of vesting or service period lapsed from the grant date through the reporting date. Based on a review of the valuation of the Company at the first anniversary date of the Merger, the fair value of these awards at December 31, 2024 is $19.2 million. The fair value as of December 31, 2024 was calculated using a Black-Scholes pricing formula including the following significant assumptions:

Underlying market price per share	$117
Volatility	34.00%
Expected term	4 years
Risk-free rate	3.58%

For the year ended December 31, 2024, the Company recognized $3.8 million of compensation expense for the Incentive Units in Administrative expenses on the Consolidated Statements of Operations and recorded the payment obligations as Contributed capital from Parent on the Consolidated Statements of Shareholders’ Equity.

Other Compensation

Prior to the completion of the Merger, the Company recognized share-based compensation expense for share-based awards based on the grant date fair value. The expense was recognized over the employee's requisite service period, or vesting period of the equity award, approximately three years. The Company recognized share-based compensation expense in Administrative expenses on the Consolidated Statements of Operations of $7.3 million and $12.5 million for the years ended December 31, 2023 and 2022, respectively.

In accordance with the Merger Agreement, upon closing of the Merger, Triton’s unvested restricted shares and restricted share units that were outstanding immediately prior to the closing of the Merger were converted into a contingent right to

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
receive cash equal to the number of shares subject to such award, assuming attainment of the maximum level of performance for performance-based awards, multiplied by $83.16 per share, plus accrued dividends. Payment is at the earlier of the original vesting date of the award and the twelve month anniversary of the Merger closing date subject to the participant's continued service with the Company. The modification of the unvested share-based awards changed the classification of the awards from equity to liability, as well as modified the original service period of the awards. As a result of the change in the classification of the awards, the Company reclassified $16.1 million from equity, plus previously accrued dividends of $2.9 million to the accrued compensation liability. Further, for the year ended December 31, 2023, the Company recorded $24.2 million in share-based compensation expense as a result of the modification to recognize the fair value of the awards based on the portion of the service period completed through December 31, 2023. This amount is included in Transaction and other costs in the Consolidated Statements of Operations. For the year ended December 31, 2024, Transaction and other costs includes $11.9 million in incremental employee compensation costs to recognize the fair value of the awards over the remaining vesting period.

As of December 31, 2024, in accordance with the terms of the Merger Agreement, awards of $55.1 million have been paid in cash.

Transaction and other costs also included retention compensation expense related to the Merger of $2.2 million for both the years ended December 31, 2024 and 2023. The accrued retention liability of $4.4 million was paid in full in the third quarter of 2024. Refer to Note 3 - "Merger" for more detailed information regarding Merger costs.

Note 11—Other Equity Matters

In connection with the Merger, all previously issued and outstanding common shares of Triton were cancelled and following the closing of the Merger, 100% of the Company’s issued and outstanding common shares are privately held by a subsidiary of Brookfield Infrastructure, therefore, earnings per share data is not presented.

During the year ended December 31, 2024, the Company paid cash dividends of $600.0 million to Parent. The Company also paid $5.5 million in cash distributions to Parent for the reimbursement of or payment of costs primarily related to the Merger. In addition, the Company received a capital contribution of $1.9 million from a Brookfield affiliate in connection with the Merger that was distributed as a dividend to Parent.

Preference Shares

Triton’s preference shares are listed on the New York Stock Exchange.

The following table summarizes the Company's preference share issuances as of December 31, 2024 (each, a "Series"):

Preference Share Series	Issuance	Liquidation Preference (in thousands)	# of Shares(1)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$86,250	3,450,000
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000
		$730,000	29,200,000
(1)     Represents number of shares authorized, issued, and outstanding.

Each Series of preference shares may be redeemed at the Company's option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preference shares prior to the lapse of the five year

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
period upon the occurrence of certain events as described in each instrument, such as transactions that either transfer ownership of substantially all assets to a single entity or establish a majority voting interest by a single entity, and cause a downgrade or withdrawal of rating by the rating agency within 60 days of the event. If the Company does not elect to redeem each Series upon the occurrence of the preceding events, holders of preference shares may have the right to convert their preference shares into common shares. Specifically for Series E only, the Company may redeem the Series E Preference Shares if an applicable rating agency changes the methodology or criteria that were employed in assigning equity credit to securities similar to the Series E Preference Shares when originally issued, which either (a) shortens the period of time during which equity credit pertaining to the Series E Preference Shares would have been in effect had the methodology not been changed or (b) reduces the amount of equity credit as compared with the amount of equity credit that the rating agency had assigned to the Series E Preference Shares when originally issued.

Holders of preference shares generally have no voting rights. If the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive), holders will be entitled to elect two additional directors to the Board of Directors and the size of the Board of Directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid dividends in arrears.

Dividends

Dividends on shares of each Preference Series are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board of Directors. Dividends will be payable equal to the stated rate per annum of the $25.00 liquidation preference per share. The Series rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary.

The Company paid the following quarterly dividends on its issued and outstanding Series (in millions except for the per-share amounts):

	Year ended December 31,
	2024		2023		2022
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A(1)	$2.12	$7.2	$2.12	$7.2	$2.12	$7.2
B	$2.00	$11.6	$2.00	$11.6	$2.00	$11.6
C(1)	$1.84	$12.8	$1.84	$12.8	$1.84	$12.8
D(1)	$1.72	$10.4	$1.72	$10.4	$1.72	$10.4
E(1)	$1.44	$10.1	$1.44	$10.1	$1.44	$10.1
Total		$52.1		$52.1		$52.1
(1)     Per share payments rounded to the nearest whole cent.

As of December 31, 2024, the Company had cumulative unpaid preference dividends of $2.2 million.

Note 12—Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reportable segments:
•Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its lease fleet.
•Equipment trading - the Company purchases containers from shipping line customers, and other sellers of containers, and resells these containers to container retailers and users of containers for storage or one-way shipment. Included in the equipment trading segment revenues are leasing revenues from equipment purchased for resale that is currently on lease until the containers are dropped off.

These operating segments were determined based on the chief operating decision maker's review and resource allocation of the products and services offered. The Company’s Chief Operating Decision Maker(s) ("CODM") is the Senior executive team.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Most of Triton’s revenues are derived from leasing equipment to the Company's core shipping line customers. The most important driver of profitability is the extent to which leasing revenues, which are driven by the Company's owned equipment fleet size, utilization and average lease rates, exceed ownership (depreciation and interest expense) and operating costs. The Company's profitability is also driven by the gains or losses realized on the sale of used containers and the margins generated from trading new and used containers. The CODM uses leasing margin and disposal gains in the Company's equipment leasing segment and net trading margin in the equipment trading segment as the primary measures of profitability and the basis for the allocation of resources. Within the components of leasing margin the CODM will analyze the relationship between revenue trends and certain significant expenses including storage and handling and repair costs. The Company adopted ASU 2023-07 in December of 2024 on a retrospective basis.

The following tables summarizes the Company's segment information and the consolidated totals reported (in thousands):

As of and for the Year Ended December 31, 2024	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,527,035	$7,801	$1,534,836
Less:
Depreciation and amortization	540,646	822	541,468
Interest and debt expense	259,236	705	259,941
Storage and handling	51,765	—	51,765
Repair costs	9,045	—	9,045
Other operating expenses	5,579	—	5,579
Administrative expenses(1)	90,130	1,071	91,201
Other (income)expenses(2)	(1,609)	—	(1,609)
Leasing margin	$572,243	$5,203	$577,446
Net trading margin	—	4,296	4,296
Net gain (loss) on sale of leasing equipment	12,369	—	12,369
Transaction and other costs			(26,986)
Other costs (income)(3)			(127)
Income (loss) before income taxes			$566,998
Total assets	11,038,251	65,152	11,103,403
Purchases of leasing equipment and investments in finance leases(4)	$929,449	$—	$929,449

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of and for the Year Ended December 31, 2023	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,537,351	$6,441	$1,543,792
Less:
Depreciation and amortization	574,767	784	575,551
Interest and debt expense	239,844	994	240,838
Storage and handling	78,608	—	78,608
Repair costs	14,811	—	14,811
Other operating expenses	8,133	—	8,133
Administrative expenses(1)	86,774	2,065	88,839
Other (income)expenses(2)	(4,012)	—	(4,012)
Leasing margin	$538,426	$2,598	$541,024
Net trading margin	—	7,899	7,899
Net gain (loss) on sale of leasing equipment	58,615	—	58,615
Transaction and other costs			(79,000)
Other costs (income)(3)			15
Income (loss) before income taxes			$528,553
Total assets	11,164,052	68,816	11,232,868
Purchases of leasing equipment and investments in finance leases(4)	$208,242	$—	$208,242

As of and for the Year Ended December 31, 2022	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,665,880	$13,806	$1,679,686
Less:
Depreciation and amortization	634,090	747	634,837
Interest and debt expense	224,470	1,621	226,091
Storage and handling	22,990	—	22,990
Repair costs	13,485	—	13,485
Other operating expenses	5,906	—	5,906
Administrative expenses(1)	91,091	1,920	93,011
Other (income)expenses(2)	(4,284)	—	(4,284)
Leasing margin	$678,132	$9,518	$687,650
Net trading margin	—	16,004	16,004
Net gain (loss) on sale of leasing equipment	115,665	—	115,665
Transaction and other costs	—	—	—
Other costs (income)(3)			(1,590)
Income (loss) before income taxes			$817,729
Total assets	12,010,654	98,604	12,109,258
Purchases of leasing equipment and investments in finance leases(4)	$943,062	$—	$943,062

(1)     Certain Administrative expenses have been allocated to the equipment trading segment based on a methodology that is consistent in all the periods presented.
(2) Other segment items primarily include the provision (reversal) for doubtful accounts.
(3)    Other non-allocated costs (income) include unrealized gains or losses on derivative instruments and debt termination expense.
(4)    Represents cash disbursements for purchases of leasing equipment and investments in finance leases as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.

There are no intercompany revenues or expenses between segments. Certain administrative expenses have been allocated between segments based on an estimate of services provided to each segment. A portion of the Company's equipment purchased for resale in the equipment trading segment may be leased for a period of time and is reflected as leasing equipment as opposed to equipment held for sale and the cash flows associated with these transactions are reflected as purchases of leasing equipment and proceeds from the sale of equipment in investing activities in the Company's Consolidated Statements of Cash Flows.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Geographic Segment Information

The Company generates the majority of its leasing revenues from international containers which are deployed by its customers in a wide variety of global trade routes. The majority of the Company's leasing related revenue is denominated in U.S. dollars.

The following table summarizes the geographic allocation of total leasing revenues based on customers' primary domicile (in thousands):

	Year Ended December 31,
	2024	2023	2022
Total leasing revenues:
Asia	$559,938	$529,150	$602,985
Europe	820,633	822,902	876,691
Americas	89,075	132,930	142,822
Bermuda	4,335	4,203	3,135
Other International	60,855	54,607	54,053
Total	$1,534,836	$1,543,792	$1,679,686

Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

The following table summarizes the geographic allocation of equipment trading revenues based on the location of the sale (in thousands):

	Year Ended December 31,
	2024	2023	2022
Total equipment trading revenues:
Asia	$14,367	$32,673	$71,739
Europe	9,716	19,978	27,620
Americas	15,824	23,897	43,120
Bermuda	—	—	—
Other International	8,730	19,450	5,395
Total	$48,637	$95,998	$147,874

Note 13—Income Taxes

The Company is a Bermuda exempted company. Bermuda does not currently impose a corporate income tax. The Company is subject to taxation in certain foreign jurisdictions on a portion of its income attributable to such jurisdictions. The two main subsidiaries of Triton are Triton Container International Limited ("TCIL") and TAL International Group ("TAL"). TCIL is a Bermuda exempted company and therefore no income tax is imposed. However, a portion of TCIL’s income is subject to taxation in the U.S. TAL is a U.S. company and therefore is subject to taxation in the U.S.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table sets forth income tax expense (benefit) for the periods indicated (in thousands):

	Year Ended December 31,
	2024	2023	2022
Current taxes:
Bermuda	$—	$—	$—
U.S.	50,604	45,861	46,380
Foreign	563	580	952
	$51,167	$46,441	$47,332
Deferred taxes:
Bermuda	$—	$—	$—
U.S.	(2,350)	8,010	23,522
Foreign	(14)	13	(47)
	(2,364)	8,023	23,475
Income tax expense (benefit)	$48,803	$54,464	$70,807

Included in the Company’s U.S. current taxes is a $2.3 million income tax benefit from the purchase of investment tax credits related to property placed in service during 2024. The Company has chosen to account for these credits under ASC740 using the flow-through method of accounting to reduce its 2024 U.S. federal income tax expense. Refer to Note 16 - "Related Party Transactions" for additional details related to the Tax Credit Transfer Agreement.

The following table sets forth the components of income (loss) before income taxes (in thousands):

	Year Ended December 31,
	2024	2023	2022
Bermuda sources	$308,711	$325,453	$532,391
U.S. sources	256,967	201,960	284,468
Foreign sources	1,320	1,140	870
Income (loss) before income taxes	$566,998	$528,553	$817,729

The following table sets forth the difference between the Bermuda statutory income tax rate and the effective tax rate on the Consolidated Statements of Operations for the periods indicated below:

	Year Ended December 31,
	2024	2023	2022
Bermuda tax rate	—%	—%	—%
Change in enacted tax act	(0.52)%	0.86%	0.66%
U.S. income taxed at other than the statutory rate	9.18%	8.54%	7.58%
Effect of uncertain tax positions	—%	—%	(0.06)%
Foreign income taxed at other than the statutory rate	0.09%	0.10%	0.16%
Effect of permanent differences	1.01%	0.75%	0.10%
Effect of investment tax credit purchase	(0.41)%	—%	—%
Other discrete items	(0.74)%	0.05%	0.22%
Effective income tax rate	8.61%	10.30%	8.66%

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the components of deferred income tax assets and liabilities (in thousands):

	December 31, 2024	December 31, 2023
Deferred income tax assets:
Net operating loss and interest expense limitation carryforwards	$10,378	$6,244
Deferred income	2,172	2,344
Accrued liabilities and other payables	3,758	5,191
Total deferred tax assets	$16,308	$13,779

Deferred income tax liabilities:
Accelerated depreciation	$286,914	$321,494
Deferred partnership income (loss)	133,656	100,961
Goodwill and other intangible amortization	4,066	4,055
Derivative instruments	1,346	3,170
Other	850	—
Total deferred tax liability	426,832	429,680
Net deferred income tax liability	$410,524	$415,901

At December 31, 2024, the Company had U.S. state net operating loss carryforwards of $7.6 million that expire at various times beginning in 2025 and net interest expense limitation carryforwards of $46.2 million that have an indefinite carryforward period.

The Company has not recorded a valuation allowance for deferred tax assets as of December 31, 2024 or 2023. In assessing the potential future realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences as of December 31, 2024.

Certain income taxes on unremitted earnings have not been reflected on the Consolidated Financial Statements because such earnings are intended to be permanently reinvested in those jurisdictions. Such earnings and related income taxes are estimated to be approximately $520.8 million and $156.1 million, respectively, as of December 31, 2024.

The Company did not record any unrecognized tax benefits for the years ended December 31, 2024 or 2023.

The Company files income tax returns in several jurisdictions including the U.S. and certain U.S. states. The tax years 2021 through 2024 remain subject to examination by major tax jurisdictions.

The Company accrues interest and penalties related to income taxes in the provision for income taxes. The following table summarizes interest and penalty expense (in thousands):

	Year Ended December 31,
	2024	2023	2022
Interest expense (benefit)	$—	$—	$(86)
Penalty expense (benefit)	$—	$—	$(98)

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table summarizes the components of income taxes payable included in Accounts payable and other accrued expenses on the Consolidated Balance Sheets (in thousands):

	December 31, 2024	December 31, 2023
Corporate income taxes payable	$205	$99
Unrecognized tax benefits	—	—
Interest accrued	—	—
Penalties	—	—
Income taxes payable	$205	$99

Note 14—Other Postemployment Benefits

The Company's U.S. employees participate in a defined contribution plan. Under the provisions of the plan, an employee is fully vested with respect to Company contributions after four years of service. The Company matches employee contributions of 100% up to a maximum of $6,000 of qualified compensation and may, at its discretion, make voluntary contributions. The Company's contributions were $0.8 million for each of the years ended December 31, 2024, 2023 and 2022.

Note 15—Commitments and Contingencies

Container Equipment Purchase Commitments

As of December 31, 2024, the Company had commitments to purchase equipment in the amount of $15.8 million to be paid in 2025.

Contingencies

Legal Proceedings

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Triton records liabilities related to legal matters when the exposure item becomes probable and can be reasonably estimated. Management does not expect these matters to have a material adverse effect on Triton’s financial condition, results of operations, or liquidity. However, these matters are subject to inherent uncertainties and it is possible that a liability arising from these matters could have a material adverse impact in the period in which the uncertainties are resolved, depending in part on the operating results for such period.

In connection with the Merger, a putative Triton shareholder filed two petitions demanding an appraisal of its shares under Bermuda law in the Supreme Court of Bermuda. During the second quarter of 2024, the parties entered into a settlement to resolve all claims brought by the petitioner in connection with the appraisal rights proceedings. Settlement and other costs incurred in connection with the proceedings are included in Transaction and other costs in the Consolidated Statements of Operations.

Note 16—Related Party Transactions

The Company holds a 50% interest in Tristar Container Services (Asia) Private Limited ("Tristar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India. The Company's equity investment in Tristar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on finance leases with Tristar of $2.0 million for both the years ended December 31, 2024 and 2023. The Company has a finance lease receivable balance with Tristar of $3.9 million and $5.7 million as of December 31, 2024 and 2023, respectively.

The Company entered into a Tax Credit Transfer Agreement on October 29, 2024 to purchase $33.0 million of solar investment tax credits from Urban Grid, a Brookfield renewable energy company. The investment tax credits offset approximately 75% of Triton’s current federal taxable income in 2024. The Company paid Urban Grid $30.7 million for the

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
investment tax credits and recorded a $2.3 million income tax benefit on the Consolidated Statement of Operations for the year ended December 31, 2024.

In connection with a share purchase agreement entered into between a third-party investor and Parent in December 2024, Triton expects to distribute all of the equity interests in TCF VIII, a special purpose securitization subsidiary of Triton, to Parent (the "TCF VIII Distribution"). As of December 31, 2024, TCF VIII had total assets of approximately $1.9 billion and total indebtedness of approximately $1.4 billion, and for the year ended December 31, 2024, TCF VIII had leasing revenues of approximately $0.3 billion. The TCF VIII Distribution is expected to reduce Triton’s total shareholders’ equity by approximately $0.5 billion. Following the completion of the TCF VIII Distribution, the Company will continue to manage the containers in the TCF VIII securitization portfolio, for which the Company will be entitled to receive management fees. The TCF VIII Distribution is subject to a number of conditions precedent, including regulatory approvals, and is expected to be completed during the first half of 2025.

Note 17—Subsequent Events

On February 14, 2025, the Company's Board of Directors approved and declared a cash dividend of $150.0 million on its issued and outstanding common shares to Parent, payable on February 24, 2025.

On January 27, 2025 the Company's Board of Directors approved and declared a cash dividend on its issued and outstanding preference shares, payable on March 15, 2025 or the next business day thereafter to holders of record at the close of business on March 10, 2025 as follows:

Preference Share Series	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750

On February 6, 2025, the Company completed a public offering of the Series F Preference Shares and received $144.6 million in aggregate net proceeds after deducting underwriting discounts and estimated offering expenses of $5.4 million. The net proceeds from the sale of Series F Preference Shares will be used for general corporate purposes, including the purchase of containers, payment of dividends and repayment or repurchase of outstanding indebtedness.