Form 20-F
period 2025-12-31
Triton International Ltd
filed 2026-02-20
CIK 1660734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2025
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
Lily Colahan
Vice President, General Counsel and Secretary
100 Manhattanville Rd. Purchase, NY 10577
Tel: (914) 251-9000
Email: lcolahan@trtn.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
8.50% Series A Cumulative Redeemable Perpetual Preference Shares	TRTN PRA	New York Stock Exchange
8.00% Series B Cumulative Redeemable Perpetual Preference Shares	TRTN PRB	New York Stock Exchange
7.375% Series C Cumulative Redeemable Perpetual Preference Shares	TRTN PRC	New York Stock Exchange
6.875% Series D Cumulative Redeemable Perpetual Preference Shares	TRTN PRD	New York Stock Exchange
5.75% Series E Cumulative Redeemable Perpetual Preference Shares	TRTN PRE	New York Stock Exchange
7.625% Series F Cumulative Redeemable Perpetual Preference Shares	TRTN PRF	New York Stock Exchange
7.500% Series G Cumulative Redeemable Perpetual Preference Shares	TRTN PRG	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2025, there were 101,158,891 common shares, par value $0.01 per share, outstanding, all of which were held by a subsidiary of Brookfield Infrastructure

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

References in this Annual Report to the “Company,” “Triton,” “we,” “us” and “our” refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

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
•risks related to the ownership of Triton by Brookfield Infrastructure, including the potentially divergent interests of our sole common shareholder and the holders of our outstanding indebtedness and preference shares, and our reliance on certain corporate governance exemptions, and that as a foreign private issuer we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•the availability and cost of capital;
•restrictions imposed by the terms of our debt agreements;
•our ability to successfully complete, integrate and benefit from acquisitions and dispositions;
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

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    [Reserved]

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Related to Our Business and Industry

The international nature of our business exposes us to numerous risks.

We are subject to numerous risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include, but are not limited to:

•the imposition, expansion or modification of tariffs or other trade barriers;
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

The international nature of our business and the container shipping industry exposes us to risks relating to the imposition of import and export duties, quotas and tariffs. These risks have increased over the last several years as the United States and other countries have adopted protectionist trade policies and as companies look to on-shoring or near-shoring their production to address material and parts shortages and/or increased costs due to these actions. Trade tensions between the United States and China have been particularly significant in recent years, with both countries imposing tariffs on imported goods from the other, resulting in periods of decreased trade growth and demand for leased containers. Significant uncertainty remains about the future relationship between the United States and China as tariffs and other trade barriers remain historically high, other key areas of economic and foreign policy difference remain unresolved and tensions remain elevated. Given the importance of the United States and China in the global economy, continued or increased tensions between these countries could significantly reduce the volume of goods traded internationally and reduce the rate of global economic growth. Increased trade barriers and the risk of further disruptions is also motivating some manufacturers and retailers to reduce their reliance on overseas production and could reduce the long-term growth rate for international trade, leading to decreased demand for leased containers, lower new container prices, decreased market leasing rates and lower used container disposal prices. These impacts could have a material adverse effect on our business, profitability and cash flows.

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

As a result, the political and economic policies of China and the level of economic activity in China may have a significant impact on our business and financial performance. For example, changes in laws and policies in China, which previously have been and could in the future be enacted with little notice, such as restrictions on private enterprise or foreign investment, the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion or remittances abroad could significantly impact business investment and exports in China. Additionally, government policies that reduce the emphasis on manufacturing and increase priorities for domestic consumption and services may alter trade patterns and reduce demand for containers in China. Chinese government environmental laws and regulations may increase the cost of manufacturing in China, leading to reduced exports and decreased container demand. Additionally, the imposition of policies aimed at controlling future disease outbreaks, similar to those enacted during the COVID-19 pandemic, may reduce manufacturing activity and exports and lead to logistical disruptions in global shipping. Changes in China’s laws and regulations could also impact the cost and availability of new containers from the container manufacturers in China. These factors could have a significant negative effect on our customers, the cost and availability of new containers and have a material adverse effect on our business and results of operations.

In addition, a geo-political conflict involving China could significantly reduce global economic activity and trade and have a material adverse effect on our business given the large share of global exports, container manufacturing and container lease-outs represented by China.

International conflicts may negatively impact international trade and our business.

Given the nature of our and our customers’ business and global operations, political, economic and other conditions in major regions, including geopolitical conflicts, may adversely affect us. For example, the ongoing war between Russia and Ukraine has resulted in economic and trade disruptions, significant stress on the global economy, as well as a significant humanitarian crisis. The conflict has led the United States, along with other nations and international organizations, to impose sweeping economic sanctions on Russia, its allies, and associated individuals, banks, and corporations. Additionally, it has prompted port restrictions on Russian vessels and decisions by several major ocean carriers to suspend services to Russia and modify certain shipping routes. More recently, attacks on shipping vessels in the Red Sea have caused significant disruptions to trade routes in the region, and it is unclear when normal vessel routing through the Suez Canal will resume. While we do not have any employees or Company facilities in any of these major conflict areas, the extent and duration of military conflicts, resulting sanctions, embargoes, regional instability, shipping bans or disruptions, increased cybersecurity risks, escalation of hostilities and the effects of the conflicts on our customers and the global economy, including increased on-shoring and near-shoring, reduced global trade, heightened inflation and any other related economic or market disruptions, are impossible to predict, but could be substantial, particularly if they persist for an extended period of time or if geopolitical tensions result in expanded military conflict. These factors may negatively impact our business and results of operations.

Demand for containers was elevated in 2024 and 2025 by supply chain disruptions related to attacks on shipping vessels in the Red Sea. A resumption of normal vessel routing through the Suez Canal would likely lead to a reduction in demand for containers and a period of excess container supply.

Houthi rebels operating from Yemen have intermittently attacked cargo vessels in and around the Red Sea since late 2023. In response, most containership operators have rerouted Asia-Europe trade routes around Africa’s southern tip rather than through the Suez Canal, significantly extending voyage times. To maintain container delivery capacity despite the longer voyage time, shipping lines purchased and leased a record number of containers in 2024 and purchase and leasing demand remained elevated in 2025. If containership operators resume using the Suez Canal, we expect that a surplus of containers will develop as voyage times normalize, potentially reducing investment opportunities for Triton, increasing container off-hire volumes, lowering fleet utilization, decreasing prices for new and used containers, and decreasing market leasing rates.

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

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased repositioning costs. A significant decrease in the portion of leased containers operated by shipping lines would also reduce our investment opportunities and significantly constrain our growth. Most of the factors affecting the lease versus buy decisions of our customers, including their operational and capital allocation priorities, are outside of our control and previously have, and will continue to change from year to year.

In 2025, our shipping line customers significantly decreased their reliance on leasing for new container additions. This resulted in low investment levels for the leasing industry and Triton, and heightened competition among leasing companies for available leasing transactions, pressuring investment returns.

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

Market leasing rates were historically low in 2025 and remain historically low at the beginning of 2026. These low lease rates have been driven by low new container prices, increased interest by our customers to purchase rather than lease new containers, and aggressive competition among leasing companies for available leasing transactions. These low lease rates negatively impact our profitability by reducing our investment returns on new container lease transactions and negatively impacting the lease rates we achieve on lease renewals for existing containers.

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

Historically, the container shipping industry has been characterized by recurring periods of excess vessel capacity and weak financial performance. In addition, the potential impact of a customer default has increased due to the large volume of high-priced containers purchased and leased out during COVID-19. Also, it has become more difficult and expensive to obtain credit insurance in our industry, and we have chosen not to purchase credit insurance policies. As a result, a major customer default could have a significant adverse impact on our business, financial condition and cash flows.

Our customer base is highly concentrated. A default by or significant reduction in leasing business from any of our large customers could have a material adverse impact on our business and financial performance.

Our five largest customers represented approximately 66% of our lease billings in 2025. Furthermore, the shipping industry has experienced significant consolidation, and further consolidation could increase the portion of our revenues that come from our largest customers. Given the high concentration of our customer base, a default by or a significant reduction in future lease transactions with any of our major customers could materially reduce our leasing revenues, profitability, liquidity and growth prospects.

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

Several key container components and manufacturing processes have undergone changes in recent years, in many cases due to environmental concerns. These changes include, but are not limited to, the following:

•Changes in paint application systems to water-based from solvent-based;
•Changes to the wood floorboard materials to farm-grown woods from tropical hard woods;
•Changes to the refrigerant gasses used by refrigerated containers; and
•Changes to insulation foaming processes for the walls of refrigerated containers.

Certain of these changes have not yet proven their durability over the typical 13 to 20 year life of a container in a marine environment. The impact of these and future changes in manufacturing processes or materials on the quality and durability of our equipment is uncertain and may result in increased costs to maintain or a significant reduction in the useful life of the equipment.

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

Equipment trading results are highly volatile and are subject to many factors outside of our control.

The profitability of our equipment trading activities varies widely. Our ability to sustain a high level of equipment trading profitability requires securing large volumes of additional trading equipment and continuing to achieve high selling margins. Several factors can limit our trading volumes. Shipping lines that have sold containers to us could develop other means for disposing of their equipment or develop their own sales networks. In addition, we may limit our purchases if we have concerns that used container selling prices might decrease. Our equipment trading results can also be negatively impacted by a reduction in our selling margins resulting from increased competition for purchasing trading containers or decreased sales prices. If sales prices rapidly deteriorate and we hold a large inventory of equipment that was purchased when prices for equipment were higher, we may incur significant trading losses.

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

We are dependent on third-party depot operators to repair and store our equipment in port areas throughout the world. At times, particularly during times of decreasing fleet utilization, we may experience limited depot capacity and a refusal by certain depots to accept additional containers due to space constraints. For example, available storage capacity is currently tight in a number of important locations in North Europe and the West Coast of the United States.

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

When lessees return equipment to locations where supply exceeds demand, containers are routinely repositioned to higher demand areas. Positioning expenses vary depending on geographic location, distance, freight rates and other factors. Positioning expenses can be significant if a large portion of our containers are returned to locations with weak demand. We seek to limit the number of containers that can be returned to areas where demand is not expected to be strong. However, future market conditions may not enable us to continue such practices. In addition, we may not be successful in accurately anticipating which port locations will be characterized by weak or strong demand in the future, and current contracts will not provide much protection against positioning costs if ports that are expected to be strong demand ports turn out to be low demand ports when the equipment is returned. In particular, many of our lease contracts are structured so that most containers will be returned to areas with current strong demand, especially major ports in China. If the economy in China evolves in a way that leads to less focus on manufacturing and exports and more focus on consumer spending, imports and services, we may face large positioning costs in the future to relocate containers dropped off in China.

We may not realize the anticipated benefits of acquisitions, dispositions, or joint ventures.

From time to time, we evaluate and may pursue potential acquisitions and dispositions of assets and businesses, including our recent acquisition of Global Container International LLC ("GCI"). We may also effectuate acquisitions or dispositions through joint ventures in which we may have limited control. Acquisitions and dispositions involve a number of risks, including: our ability to identify suitable sellers or buyers, access funding sources on acceptable terms, negotiate favorable transaction terms, successfully consummate transactions, integrate any businesses we acquire, and adjust and optimize our retained businesses following a divestiture. Acquisition and disposition activities may also involve other risks, including unanticipated delays, costs, and other problems, diversion of management’s attention from existing operations, the risk of incorrect assumptions or estimates regarding the future results or expected cost reductions or other synergies expected to be realized as a result of an acquisition or disposition, losses of key employees or damage to customer and supplier relationships, challenges with integrating the financial and operational processes, procedures and controls of an acquired business with our existing operations, and potential litigation or other claims arising from an acquisition or disposition, including successor liability relating to actions by an acquired company and its management before the acquisition which could be significant. These factors could have a material adverse effect on our business, reputation, financial condition and results of operations.

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

We use substantial amounts of debt to fund our operations, particularly our purchase of equipment which could have important consequences for investors, including:

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

Our credit and securitization facilities impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

Our credit and securitization facilities and other indebtedness impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries. These restrictions may limit or prohibit, among other things, our ability to:

•incur additional indebtedness;
•pay dividends on or redeem or repurchase our preference shares;
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

A significant increase in our borrowing costs could negatively affect our financial condition, cash flows and results of operations and our hedging strategy to mitigate interest rate risk may not be successful.

Given our substantial indebtedness, an increase in our interest rates for any reason can have a substantial negative effect on our profitability and cash flows. Our lease rental stream is generally fixed over the life of our leases, whereas our interest costs vary over time. The interest rates on our debt financings have several components, including credit spreads and underlying benchmark rates. We employ various hedging strategies to attempt to match the duration of our leases and fixed interest rates. Our hedging strategies rely considerably on assumptions and projections regarding our assets and lease portfolio as well as general market factors. If any of these assumptions or projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates, we may experience volatility in our earnings that could adversely affect our profitability and financial condition. In addition, we may not be able to find market participants that are willing to act as our hedging counterparties on acceptable terms or at all, which could have an adverse effect on the success of our hedging strategies.

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

We may not have sufficient cash flows from operating activities to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness, and could result in cross defaults and/or cross accelerations of our other debt agreements. If we are not able to obtain additional debt or equity capital on reasonable terms or at all, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our debt facilities also could restrict our ability to dispose of assets and use the proceeds from such dispositions to meet our debt service and other obligations. We may not be able to consummate any such dispositions and, if we are able to, any proceeds therefrom may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

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

In the ordinary course of our business, we collect and store confidential and sensitive data on our systems, including our proprietary business information and that of our customers and suppliers, and personally identifiable information of our employees and third parties. The secure storage, processing, maintenance and transmission of this information is critical to our operations. Increased global cybersecurity vulnerabilities, threats and more sophisticated and targeted cybersecurity attacks, including social engineering threats, pose a potentially significant risk to the security of our information technology systems, as well as the confidentiality, availability and integrity of our data and the confidential data of our employees, customers, suppliers and other third parties that we may hold. Despite the security measures we employ as a component of our information security program, our information technology systems may be vulnerable to cyber attacks, breaches or other failures due to employee error, malfeasance or other disruptions. A material cyber incident could compromise these systems and the information stored therein could be accessed, modified, publicly disclosed and/or lost or stolen. Any such incident could result in substantial remediation costs, legal claims or proceedings, liability under laws that protect the privacy of personal information, disruption to our operations, damage to our reputation and/or loss of competitive position.

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

We are a Bermuda company, and historically, Bermuda has not imposed corporate income taxes. However, Bermuda recently adopted the Corporate Income Tax Act, which took effect on January 1, 2025. Based on our understanding of this legislation as it applies to the Company and its Bermuda subsidiaries and given our financial reporting structure, we believe that we are not and will not be subject to corporate income taxes in Bermuda. However, changes in the law, its interpretation, or modifications to our financial reporting structure could potentially result in the applicability of Bermuda corporate income tax to us, which could have an adverse effect on our financial position and results of operations.

We further believe that a significant portion of the income derived from our operations currently is not and will not be subject to tax in many other countries in which our customers or containers are located. However, this belief is also based on our understanding of the current tax laws of the countries in which our customers use containers. The tax positions we take are subject to review and potential challenges by tax authorities in various jurisdictions during the course of regular audits or examinations, and to possible changes in law or rates that may have retroactive or prospective effects. These developments could result in unanticipated increases in our tax expense, including in the United States, and adversely affect our profitability and cash flows.

The Organization for Economic Co-operation and Development ("OECD") has coordinated a global effort to reform certain aspects of the international tax system. This effort included the release of model rules for a 15% global minimum tax regime, commonly known as Pillar Two. Numerous jurisdictions have enacted or are in the process of enacting legislation to implement all or part of the Pillar Two model rules. Based on our understanding of Pillar Two and related local tax laws (regarding Qualified Minimum Domestic Top-Up Taxes, the Income Inclusion Rule, and the Under-Taxed Profits Rule) as they apply to the Company and its subsidiaries, we do not believe we are subject to material Pillar Two taxes in any jurisdiction where we operate. A change in law or to our financial reporting structure could adversely impact the applicability of Pillar Two laws to us, and result in a material increase to our annual global income tax expense and our annual global income tax payments.

Related to the OECD efforts to reform certain aspects of the international tax system, Bermuda implemented the Economic Substance Act, which requires affected Bermuda registered companies to maintain a substantial economic presence in Bermuda. This legislation and/or other OECD efforts could require us to incur substantial additional costs to maintain compliance, result in the imposition of significant penalties, create additional tax liabilities globally, and possibly require us to re-domicile our company or any Bermuda subsidiary to a jurisdiction with higher tax rates. Our results of operations could be materially and adversely affected if we become subject to these or other unanticipated tax liabilities.

Future U.S. tax rule changes may subject us to unanticipated tax liabilities that may have a material adverse effect on our results of operations and cash flows.

We are a Bermuda company, however, a significant portion of our operations is subject to taxation in the United States. Our U.S. subsidiaries record tax provisions in their financial statements based on current tax rates. If there was an increase in the tax rate due to changes in enacted tax laws, our tax provision and effective tax rate would increase and our results of operations would be negatively impacted. Certain of our U.S. subsidiaries have historically benefited from accelerated tax depreciation of their container investments in the way of reduced cash tax payments. Any future change in rules governing the tax depreciation for our U.S. subsidiaries could reduce or eliminate this benefit and further increase our U.S. subsidiaries’ cash tax payments.

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

A subsidiary of Brookfield Infrastructure owns all of the Company’s outstanding common shares and Brookfield Infrastructure has the ability to appoint the members of our Board of Directors ("Board"). As a result, Brookfield Infrastructure has significant influence over our business. The interests of Brookfield Infrastructure may differ from those of holders of our outstanding indebtedness and preference shares in material respects. Brookfield Infrastructure may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their overall equity investment, even though such transactions might involve risks to holders of our outstanding indebtedness or preference shares. For example, Brookfield Infrastructure has pursued in the past and may pursue in the future managed container transactions on our behalf, which could significantly reduce our assets and cash flows. In 2025, Triton distributed its equity interest in Triton Container Finance VIII LLC (“TCF VIII”), a special purpose securitization subsidiary of Triton, to Thanos Holdings Limited, which then contributed the interest to Tradewind Bermuda Holdings Limited, also an affiliate of Brookfield Infrastructure (the “TCF VIII Distribution”). Brookfield Infrastructure may undertake similar transactions on our behalf in the future.

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

We qualify as a "foreign private issuer" under the Exchange Act. As a result, among other things, we are not required under the Exchange Act to file annual, quarterly and current reports with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. Additionally, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, consents or authorizations in respect to securities registered under the Exchange Act, and our officers and directors are exempt from the short-swing profit recovery provisions and our principal shareholders are exempt from the reporting and short-swing profits recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder relating to their purchases and sales of our securities. Therefore, there may be less publicly available information about us and the information may be less timely than the information that is regularly published by public companies in the United States. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our preference shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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
•the availability of an active trading market for our preference shares;
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

We are incorporated in Bermuda and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States against the Company. Additionally, Bermuda law differs from the laws of the United States and may afford fewer protections to shareholders.

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

Triton was formed on September 29, 2015 in connection with the merger of Triton Container International Limited ("TCIL") and TAL International Group, Inc. ("TAL"), which was completed on July 12, 2016. Prior to the TCIL-TAL merger, TCIL and TAL were both engaged in the global intermodal container leasing business, with TCIL founded in 1985 and TAL tracing its history to 1963. Prior to the TCIL-TAL merger, TAL’s common shares were listed on the NYSE under the symbol "TAL" since 2005. Following the TCIL-TAL merger, Triton’s common shares were listed on the NYSE under the symbol "TRTN" until they were delisted from the NYSE in connection with the Merger (as defined below).

Triton was acquired by Brookfield Infrastructure through its subsidiary Brookfield Infrastructure Corporation (“BIPC”) on September 28, 2023 (the “Merger”). Following the Merger, all of Triton’s common shares are privately held by Thanos Holdings Limited (“Parent”), a subsidiary of BIPC. Triton’s Series A-G cumulative redeemable perpetual preference shares are listed on the NYSE. Refer to Item 5, "Operating and Financial Review and Prospects" in this Annual Report for further information regarding recent developments in our business.

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

B.    Business Overview

Our Company

Triton is the world's largest lessor of intermodal containers with an owned and managed container fleet of more than 7.0 million twenty-foot equivalent units ("TEU"). Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of December 31, 2025, our total fleet consisted of 4.3 million containers and chassis, representing 7.4 million TEU or 7.8 million cost equivalent units ("CEU"), including 0.8 million managed containers, representing 1.3 million TEU or 1.5 million CEU. On July 1, 2025, we acquired 0.3 million containers in connection with the acquisition of GCI, representing 0.5 million TEU or CEU, which are included in the total fleet numbers above. We have an extensive global presence offering leasing services through a worldwide network of local offices and utilize third-party container depots spread across over 40 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines.

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

Container leasing companies maintain inventories of new and used containers in a wide range of worldwide locations and supply these containers primarily to shipping line customers under a variety of short and long-term lease structures. We estimate that container lessors owned approximately 27.9 million TEU, or approximately 47% of the total worldwide container fleet as of the end of 2025.

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

Our Equipment

Intermodal containers are designed to meet a number of criteria outlined by the International Standards Organization (ISO). The standard criteria include the size of the container and the gross weight rating of the container. This standardization ensures that containers can be used by the widest possible number of transporters and facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since we can operate one fleet of containers that can be used by all of our major customers.

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

Segments

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reportable segments:
•Equipment leasing—we own, lease and ultimately dispose of containers and chassis from our lease fleet, as well as manage containers owned by other parties.
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

The following table provides a summary of our equipment lease portfolio by lease type, based on CEU as of December 31, 2025:

Lease Portfolio	By CEU
Long-term leases	69.3%
Finance leases	11.2
Subtotal	80.5%
Service leases	5.0
Expired long-term leases, non-sale age (units on hire)	7.4
Expired long-term leases, sale-age (units on hire)	7.1
Total	100.0%

As of December 31, 2025, our long-term and finance leases combined had a weighted average remaining contractual term by CEU of approximately 56 months assuming no leases are renewed. In addition, even without lease renewal, our equipment on operating leases typically remains on-hire at the contractual per diem rate for an additional six to twelve months beyond the end of the contractual lease term due to monthly drop-off volume limitations and the logistical requirements in our leases that require our customers to return the containers and chassis to specific drop-off locations.

Logistics Management, Re-leasing, Depot Management and Equipment Disposals

We believe that managing the period after our equipment's first lease is one of the most important aspects of our business. Successful management of this period requires disciplined logistics management, extensive re-lease capability, careful cost control and effective sales of used equipment.

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

Depot Management.    As of December 31, 2025, we managed our equipment fleet through over 450 third-party owned and operated depot facilities located in more than 40 countries. Our extensive third-party depot network allows us to offer leasing and/or sales services globally.

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

Management of Containers Owned by Others

A portion of our container fleet consists of containers that we manage on behalf of other owners. We earn management fees for these services, which include the leasing, repair, repositioning, storage and sale of the managed fleet pursuant to management agreements with the container owners. Our management fees from leasing services are calculated as a percentage of net revenues. Net revenues are calculated as the lease, ancillary revenue and sales proceeds attributable to the containers, less operating expenses, excluding depreciation or financing expenses. If operating expenses were to exceed revenues, the container owners would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net revenues.

The Company manages the containers owned by TCF VIII, subsequent to the distribution of its equity interest in TCF VIII to Parent.

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

Customers

Our customers are mainly international shipping lines, though we also lease containers to freight forwarding companies, manufacturers and other end users. We believe that we have strong, long-standing relationships with our largest customers, most of whom we have done business with for more than 30 years. Our twenty largest customers account for 87% of our lease billings. The shipping industry has experienced consolidation over the years, and further consolidation could increase the portion of our revenues that come from our largest customers. A default by one of our major customers could have a material adverse impact on our business, financial condition and future prospects.

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

Systems and Information Technology

The efficient operation of our business is highly dependent on our information technology systems to track transactions, bill customers and provide the information needed to report our financial results. Our systems allow customers to facilitate sales orders and other business transactions on the internet, view current inventories and check contractual terms in effect with respect to any given container lease agreement. Our systems also maintain a database that accounts for the intermodal containers in our fleet and our leasing agreements, processes leasing and sale transactions, bills our customers for their use of and damage to our containers and provides direct feeds of these transactions to our financial systems to facilitate financial reporting. We also use the information provided by these systems in our day-to-day business to make business decisions and improve our operations and customer service.

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

C.    Organizational Structure

All of our common shares are privately held by an affiliate of Brookfield Infrastructure. For further discussion, refer to Item 4.A, "History and Development of the Company" in this Annual Report. Triton is a holding company, and substantially all of our operations are conducted through our subsidiaries. Refer to Exhibit 8.1 in this Annual Report for a list of our subsidiaries as of December 31, 2025.

D.    Property, Plants and Equipment

As of December 31, 2025, we offer our services through 21 offices and 2 independent agencies located in 15 countries. Our corporate headquarters located in Purchase, New York occupies approximately 40,000 square feet of space under a lease that expires in 2035. We also lease other office space for our operations worldwide.

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

For the discussion of the results of operations and financial condition for the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to the "Operating and Financial Review and Prospects - Operating Results" and "Liquidity and Capital Resources" sections in Item 5 of our 2024 Annual Report on Form 20-F, filed with the SEC on February 28, 2025, which discussion is incorporated herein by reference.

Our Company

Triton is the world's largest lessor of intermodal containers with an owned and managed container fleet of more than 7.0 million TEU. Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reportable segments:
•Equipment leasing - we own, lease and ultimately dispose of containers and chassis from our lease fleet, as well as manage containers owned by other parties.
•Equipment trading - we purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Operations

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of December 31, 2025, our total fleet consisted of 4.3 million containers and chassis, representing 7.4 million TEU or 7.8 million CEU, including 0.8 million managed containers, representing 1.3 million TEU or 1.5 million CEU. On July 1, 2025, we acquired 0.3 million containers in connection with the GCI acquisition, representing 0.5 million TEU or CEU, which are included in the total fleet numbers above. We have an extensive global presence, offering leasing services through a worldwide network of local offices, and we utilize third-party container depots spread across over 40 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines.

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

The following table summarizes the percentage of our equipment fleet in terms of units and CEU as of December 31, 2025:

Equipment Type	Percentage of total fleet in units	Percentage of total fleet in CEU
Dry	91.3%	75.0%
Refrigerated	4.4	18.0
Special	2.3	3.3
Tank	0.3	1.3
Chassis	0.6	1.6
Equipment leasing fleet	98.9%	99.2%
Equipment trading fleet	1.1	0.8
Total	100.0%	100.0%

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

Operating Performance

Our operating and financial performance was solid during 2025 despite persistent market challenges. In 2025, container demand was negatively impacted by tariff actions that reduced trade volumes between the United States and China, and leasing demand was further negatively impacted by increased interest among our customers to purchase rather than lease needed containers. As a result, we faced increased container drop-offs, decreased container pick-ups and a steady decrease in our fleet utilization throughout the year. The large majority of our containers are on multi-year, long-term leases and accordingly our utilization has been decreasing gradually.

Average utilization for the years ended December 31, 2025 and 2024 was 98.1% and 98.6%, respectively, and ending utilization for the same periods was 97.1% and 99.1%. Utilization is computed by dividing our total units on lease (in CEU) by the total units in our fleet (in CEU), excluding new units not yet leased and off-hire units designated for sale.

Historically low new container prices also created challenges for Triton in 2025. Low new container prices led to low market lease rates for new and used container lease transactions, and negatively impacted lease rates on lease extension transactions for expiring leases. Low new container prices also drove reduced sale prices for our used container disposals, and our disposal gains decreased throughout the year. Despite these challenges, Triton achieved solid lease extension outcomes for approximately 600,000 CEU of containers and also achieved a solid gain on container disposals in 2025.

As of December 31, 2025, the net book value of our revenue earning assets was $9.1 billion, a decrease of 12% compared to December 31, 2024. In March 2025, we distributed our equity interest in TCF VIII, a special purpose securitization subsidiary of Triton, to Parent. As a result of the TCF VIII Distribution and related deconsolidation, our revenue earning assets decreased by approximately $1.8 billion as of March 31, 2025. Excluding the impact of the TCF VIII Distribution, our net book value increased by $0.6 billion from December 31, 2024, largely due to the purchase of containers with a value of approximately $1.0 billion, partially offset by depreciation expense, in connection with the GCI acquisition.

A.Operating Results

The following table presents our comparative operating results for the years ended as indicated (in thousands):

	Year Ended December 31,
	2025	2024	Variance
Revenues:
Operating lease revenues	$1,221,483	$1,426,947	$(205,464)
Finance lease revenues	111,864	107,889	3,975
Management fee revenues	19,479	—	19,479
Total leasing revenues	1,352,826	1,534,836	(182,010)

Equipment trading revenues	59,512	48,637	10,875
Equipment trading expenses	(57,361)	(44,341)	(13,020)
Trading margin	2,151	4,296	(2,145)

Net gain (loss) on sale of leasing equipment	22,221	12,369	9,852

Operating expenses:
Depreciation and amortization	386,558	541,468	(154,910)
Direct operating expenses	62,314	66,389	(4,075)
Administrative expenses	107,311	91,201	16,110
Transaction and other costs	—	26,986	(26,986)
Provision (reversal) for doubtful accounts	3,606	(1,192)	4,798
Total operating expenses	559,789	724,852	(165,063)
Operating income (loss)	817,409	826,649	(9,240)
Other (income) expenses:
Interest and debt expense	263,495	259,941	3,554
Other (income) expense, net	50	(290)	340
Total other (income) expenses	263,545	259,651	3,894
Income (loss) before income taxes	553,864	566,998	(13,134)
Income tax expense (benefit)	$45,480	$48,803	$(3,323)
Net income (loss)	508,384	518,195	(9,811)
Less: dividends on preferred shares	62,407	52,112	10,295
Net income (loss) attributable to common shareholder	$445,977	$466,083	$(20,106)

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024
On July 1, 2025, we acquired the assets of GCI for a purchase price of approximately $1,076.6 million, inclusive of transaction costs. The increases related to the GCI acquisition for specific line items are specified in the below period to period comparisons.

On March 27, 2025, we distributed our equity interest in TCF VIII to our Parent in the TCF VIII Distribution. Results of operations related to TCF VIII are included through March 27, 2025. Net income attributable to common shareholders decreased by $82.7 million related to the TCF VIII Distribution. The decreases related to the TCF VIII Distribution for specific line items are specified in the below period to period comparisons.

Leasing revenues.    Per diem revenue represents revenue earned under operating lease contracts. Fee and ancillary lease revenue represents fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Finance lease revenue represents interest income earned under finance lease contracts. Management fee revenue represents revenue earned from managing containers owned by others. The following table summarizes our leasing revenue for the periods indicated below (in thousands):

	Year Ended December 31,
	2025	2024	Variance
Revenues
Operating leases:
Per diem revenues	$1,161,064	$1,368,726	$(207,662)
Fee and ancillary revenues	60,419	58,221	2,198
Total operating lease revenues	1,221,483	1,426,947	(205,464)
Finance lease revenues	111,864	107,889	3,975
Management fee revenues	19,479	—	19,479
Total revenues	$1,352,826	$1,534,836	$(182,010)

Total leasing revenues were $1,352.8 million in 2025 compared to $1,534.8 million in 2024, a decrease of $182.0 million.
Per diem revenues were $1,161.1 million in 2025 compared to $1,368.7 million in 2024, a decrease of $207.6 million. Per diem revenues decreased by $231.9 million related to the TCF VIII Distribution, partially offset by an increase of $39.8 million in connection with the GCI acquisition. The primary reasons for the remaining net decrease were as follows:
•$27.5 million decrease due to a decrease of approximately 0.3 million CEU in the average number of containers on-hire; partially offset by a
•$12.3 million increase due to an increase in the average lease rates for our dry container product line as a result of units placed on-hire during 2024 at higher rates.

Fee and ancillary lease revenues were $60.4 million in 2025 compared to $58.2 million in 2024, an increase of $2.2 million. The increase was primarily due to an $8.4 million increase in repair revenue, partially offset by a $5.8 million decrease related to the TCF VIII Distribution.

Finance lease revenues were $111.9 million in 2025 compared to $107.9 million in 2024, an increase of $4.0 million. The increase was primarily due to the addition of new finance leases in connection with the GCI acquisition, partially offset by the runoff of the existing portfolio.

Management fee revenues were $19.5 million in 2025 resulting from the management of the containers in the TCF VIII securitization portfolio following the TCF VIII Distribution. We did not record any management fee revenues in 2024.

Trading margin.    Trading margin was $2.2 million in 2025 compared to $4.3 million in 2024, a decrease of $2.1 million. The decrease was primarily due to an increase in selling costs partially offset by an increase in sales volume.

Net gain (loss) on sale of leasing equipment.    Gain on sale of leasing equipment was $22.2 million in 2025 compared to $12.4 million in 2024, an increase of $9.8 million. In the second quarter of 2024, we recorded a $57.4 million up-front loss on a finance lease transaction that included certain containers purchased during the COVID-19 pandemic with carrying values exceeding their current market values. Excluding this loss, gain on sale of equipment decreased by $47.6 million primarily due to a decrease in sales volume and a decrease in the average sales price for used dry containers.

Depreciation and amortization.    Depreciation and amortization was $386.6 million in 2025 compared to $541.5 million in 2024, a decrease of $154.9 million. This decrease was primarily due to a decrease of $109.8 million related to the TCF VIII Distribution. In addition, effective January 1, 2025, we increased the estimated useful lives for dry containers and refrigerated containers to 15 and 13 years, respectively, and decreased the residual value of our refrigerated containers. This change resulted in a net decrease in depreciation expense of $59.5 million. Partially offsetting these decreases was an increase in depreciation expense of $22.8 million related to containers acquired in the GCI acquisition. The primary reasons for the remaining net decrease were as follows:
•$31.8 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale; partially offset by a
•$21.8 million increase due to new production units placed on-hire during 2024 that have a full year of depreciation expense in 2025.

Direct operating expenses.    Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $62.3 million in 2025 compared to $66.4 million in 2024, a decrease of $4.1 million. The primary reasons for the decrease were as follows:
•$4.9 million decrease related to the TCF VIII Distribution; and a
•$1.7 million decrease in storage expense primarily due to a decrease in leasing inventory held for sale and an increase of idle units in lower rate locations; partially offset by a
•$2.3 million increase in repair costs due to a higher volume of redeliveries.

Administrative expenses.    Administrative expenses were $107.3 million in 2025 compared to $91.2 million in 2024, an increase of $16.1 million primarily due to an increase in incentive and other compensation costs.

Transaction and other costs. Transaction and other costs were $27.0 million in 2024 related to employee incentive and retention compensation costs and legal expenses associated with the Merger. There were no Merger-related transaction costs in 2025.

Provision (reversal) for doubtful accounts. Provision for doubtful accounts was $3.6 million in 2025 compared to a reversal of $1.2 million in 2024. We recorded reserves in 2025 for accounts receivable and equipment not expected to be recovered related to a few small customer defaults. In the second quarter of 2024, reserves established in 2022 related to a customer default were reversed due to better than expected recoveries.

Interest and debt expense.    Interest and debt expense was $263.5 million in 2025 compared to $259.9 million in 2024, an increase of $3.6 million. Interest expense increased by $28.4 million due to an increase in the average effective interest rate as a result of the maturity of lower interest fixed-rate debt replaced with higher interest rate debt borrowings. These increases were partially offset by a $24.7 million decrease related to the TCF VIII Distribution.

Income tax expense (benefit). Income tax expense was $45.5 million in 2025 compared to $48.8 million in 2024, a decrease of $3.3 million. The decrease in income tax expense was primarily the result of a decrease in the effective tax rate and a decrease in pre-tax income. The Company's effective tax rate was 8.2% in 2025 compared to 8.6% in 2024. The decrease in the effective tax rate was primarily due to a change in state tax apportionment in 2025.

Segments

Our leasing segment is discussed in our operating results comparisons and the trading segment is discussed in the trading margin comparison within the results of operations comparisons.

For additional information on our segments, refer to Note 11 - "Segment and Geographic Information" in the Notes to the Consolidated Financial Statements.

B.    Liquidity and Capital Resources

Our principal sources of liquidity are cash flows provided by operating activities, proceeds from the sale of our leasing equipment, borrowings under our debt facilities and proceeds from other financing activities. Our principal uses of cash include capital expenditures, debt service, and dividend payments.

For the year ended December 31, 2025, cash provided by operating activities, together with the proceeds from the sale of our leasing equipment, was $1,230.1 million, which includes $71.0 million of cash flows from leasing of equipment owned by TCF VIII through the first quarter of 2025. In addition, as of December 31, 2025, we had $40.3 million of unrestricted cash and cash equivalents and $1,905.0 million of maximum borrowing capacity remaining under our existing credit facilities.

On July 1, 2025, we acquired the net assets of GCI for a purchase price of approximately $1,076.6 million, inclusive of transaction costs. The transaction was funded with cash on hand as of June 30, 2025, obtained from borrowings under our credit facility. The purchase price consisted of a $321.9 million payment to GCI shareholders, the repayment of $457.7 million of GCI's outstanding indebtedness and the transfer of $284.9 million of GCI's existing securitization fixed-rate notes to Triton, which remain outstanding.

As of December 31, 2025, our cash commitments in the next twelve months include $993.7 million of scheduled principal payments on our existing debt facilities, and $166.7 million of committed but unpaid capital expenditures, primarily for the purchase of new equipment.

We believe that cash generated from operating activities, existing cash, proceeds from the sale of our leasing equipment, and availability under our credit facilities will be sufficient to meet our obligations over the next twelve months and beyond.

Capital Activity

During the year ended December 31, 2025, we paid dividends on preference shares of $61.9 million and paid cash dividends of $250.0 million on the common shares of the Company to Parent. We also paid $4.6 million in costs on behalf of Parent that are recognized as a deemed distribution to Parent. In addition, effective March 31, 2025, we distributed our equity interest in TCF VIII of $0.5 billion to Parent.

During the first quarter of 2025, we issued 6,000,000 Series F 7.625% Cumulative Redeemable Perpetual Preference Shares for aggregate net proceeds of $144.3 million.

During the first quarter of 2026, we issued 7,000,000 Series G 7.500% Cumulative Redeemable Perpetual Preference Shares for aggregate net proceeds of $169.1 million.

For additional information on capital activity and dividends, refer to Note 10 - "Other Equity Matters" and Note 16 – "Subsequent Events" in the Notes to the Consolidated Financial Statements.

Debt Agreements

As of December 31, 2025, our outstanding indebtedness was comprised of the following (amounts in millions):

	December 31, 2025
	Outstanding Borrowings	Maximum Borrowing Level
Secured Debt Financings
Securitization term instruments	$2,023.8	$2,023.8
Securitization warehouse	260.0	1,125.0
Total secured debt financings	2,283.8	3,148.8
Unsecured Debt Financings
Senior notes	1,800.0	1,800.0
Credit facility:
Revolving credit facilities	960.0	2,000.0
Term loan facilities	1,564.8	1,564.8
Total unsecured debt financings	4,324.8	5,364.8
Total debt financings	6,608.6	8,513.6
Unamortized debt costs	(39.4)
Unamortized debt premiums & discounts	(2.1)
Debt, net of unamortized costs	$6,567.1	$8,513.6

The maximum borrowing levels depicted in the table above may not reflect the actual availability under all of the credit facilities. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under the securitization warehouse and the revolving credit tranche under the credit facility at December 31, 2025 was approximately $904.4 million.

As of December 31, 2025, we had a combined $5,589.3 million of total debt on facilities with fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap contracts. This accounts for 84.6% of our total debt.

For additional information on our debt, refer to Note 6 - "Debt" in the Notes to the Consolidated Financial Statements.

Debt Activity

During the fourth quarter of 2025, we amended and restated our existing $1,125.0 million securitization warehouse facility, which was originally entered into in 2018, to extend the revolving period from January 22, 2027 to November 20, 2028, and change the interest rate to Daily Simple SOFR plus 1.50%. After the revolving period, borrowings will convert to term notes with a maturity date of November 20, 2032, paying interest at Daily Simple SOFR plus 2.50%. The warehouse facility is secured primarily by a pool of intermodal containers and related assets and contains affirmative and negative covenants and representations and warranties customary for financings of this type.

During the third quarter of 2025, we amended our existing credit facility, which consists of a revolving credit tranche and a term loan tranche. The amendment, among other things, extended the maturity date of the credit facility to August 7, 2030, reduced the applicable margin in respect of Daily Simple SOFR loans to 1.25%, reduced the commitment fees under the facility, and increased the term loan tranche of the credit facility by $20.0 million to $1,630.0 million. The $2,000.0 million revolving credit tranche of the credit facility remained unchanged by the amendment. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require us to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

During the third quarter of 2025, $284.9 million of securitization fixed-rate notes at a weighted average interest rate of 2.61% and a weighted average expected maturity date of April 2031 were transferred to Triton in connection with the GCI acquisition.

During the second quarter of 2025, we issued a series of securitization fixed-rate notes in the principal amount of $300.0 million at a weighted average interest rate of 5.50% and an expected maturity date of March 2035. The proceeds from this issuance were primarily used to repay borrowings under the revolving credit tranche of our credit facility.

During the first quarter of 2025, we distributed our equity interest in TCF VIII to Parent, resulting in a decrease in total indebtedness of approximately $1.3 billion. Refer to Note 3 - "Acquisitions and Other Transactions" in the Notes to the Consolidated Financial Statements for additional information on the TCF VIII Distribution.

During the first quarter of 2026, we completed the offering of $600.0 million 5.150% senior notes with a maturity date of February 15, 2033. The proceeds from this issuance were primarily used to repay borrowings under the revolving credit tranche of the Company's credit facility.

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

For additional information on debt activity, refer to Note 6 – "Debt" and Note 16 – "Subsequent Events" in the Notes to the Consolidated Financial Statements.

Debt Covenants

We are subject to certain financial covenants related to leverage and interest coverage as defined in our debt agreements. Failure to comply with these covenants could result in a default under the related credit agreements and the acceleration of our outstanding debt if we were unable to obtain a waiver from the creditors. As of December 31, 2025, we were in compliance with all such covenants.

Credit Ratings

Our investment-grade corporate and long-term debt credit ratings enable us to lower our cost of funds and broaden our access to attractively priced capital. While a ratings downgrade, on its own, would not result in a default under any of our debt agreements, it could adversely affect our ability to issue debt and obtain new financings, or renew existing financings, and it would increase the cost of our financings. Additionally, under the terms of our senior notes and certain series of our preference shares, certain ratings downgrades following the announcement or occurrence of a change of control, as more fully described in the relevant agreements governing those instruments, could give holders of those instruments certain redemption or conversion rights. The Company's long-term debt and corporate rating of BBB- from Fitch Ratings and BBB from S&P Global Ratings remained unchanged in 2025.

Cash Flow

The following table sets forth certain cash flow information for the periods presented (in thousands):

	Year Ended December 31,
	2025	2024	Variance
Net cash provided by (used in) operating activities	$972,064	$1,113,368	$(141,304)
Net cash provided by (used in) investing activities	$(773,864)	$(555,108)	$(218,756)
Net cash provided by (used in) financing activities	$(220,609)	$(537,770)	$317,161

Operating Activities

Net cash provided by operating activities decreased by $141.3 million to $972.1 million in 2025, compared to $1,113.4 million in 2024. The decrease was primarily due to the TCF VIII Distribution, which was effective March 31, 2025 for accounting purposes. In addition, we had net equipment purchased for resale activity in 2025 compared to net equipment sold for resale activity in the prior year, resulting in a decrease in cash provided by operating activities of $37.9 million. These decreases were partially offset by a positive change in cash collections on finance leases primarily due to the finance lease receivable portfolio acquired in connection with the GCI acquisition, as well as Merger related transaction costs incurred in 2024 that did not reoccur in 2025.

Investing Activities

Net cash used in investing activities increased by $218.8 million to $773.9 million in 2025, compared to $555.1 million in 2024 primarily due to an increase in the purchase of containers and other assets acquired in connection with the GCI acquisition. In addition, cash provided by investing activities from proceeds for the sale of equipment decreased by $116.6 million primarily due to lower sales volume and lower selling prices.

Financing Activities

Net cash used in financing activities decreased by $317.2 million to $220.6 million in 2025, compared to $537.8 million in 2024. Capital distributions decreased by $341.1 million and we received net proceeds of $144.3 million from the issuance of Series F Preference Shares in 2025. These decreases were partially offset by net debt repayments in 2025 compared to net debt borrowings in 2024, resulting in an increase in cash used in financing activities of $151.3 million.

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

D.    Trend Information

Refer to Item 5, "Operating and Financial Review and Prospects" in this Annual Report for a description of identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

The estimated useful lives and residual values of our leasing equipment are based on our expectations of how long we will lease the equipment and used container sales prices at the time we expect to sell the equipment. We evaluate estimates used in our depreciation policies on a regular basis to determine whether changes, such as industry events, technological advances or changes in standardization for containers have taken place that would suggest that a change in our depreciation estimates for useful lives or residual values is warranted. Our evaluation utilizes over fifteen years of historical sales experience for each major equipment type which takes into consideration varying business cycles, including unusually high and low markets. Any changes to depreciation estimates are applied prospectively. Due to the size of the depreciable fleet, a change in residual values could result in either large increases or decreases to annual depreciation expense depending on the direction of the change in residual values. Effective January 1, 2025, the Company increased the estimated useful lives for dry containers and refrigerated containers to 15 and 13 years, respectively, and decreased the residual value of its refrigerated containers. For the year ended December 31, 2025, the impact of these changes resulted in a net decrease to depreciation expense of $59.5 million, including a one-time increase of $22.8 million in the first quarter related to those refrigerated containers in the Company's leasing fleet that had reached the end of their useful life at the time of the decrease in residual values.
For the years ended December 31, 2025 and 2024, the estimated useful lives by equipment type were respectively as follows: dry containers - 15 and 13 years; refrigerated containers - 13 and 12 years; special containers - 16 years; tank containers and chassis - 20 years.

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

Valuation of Leasing Equipment

Leasing equipment is evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying value to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds our estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the estimated fair value of the asset. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

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

There were no key indicators of impairment and we did not record any impairment charges related to leasing equipment for the years ended December 31, 2025, 2024 and 2023.

Equipment Held for Sale

When leasing equipment is returned off lease, we make a determination of whether to repair and re-lease the equipment or sell the equipment. At the time we determine that equipment will be sold, we reclassify the carrying value of leasing equipment to equipment held for sale. Equipment held for sale is recorded at the lower of its estimated fair value, less costs to sell, or carrying value at the time identified for sale. Depreciation expense on equipment held for sale is halted and disposals generally occur within 90 days. Initial write downs of equipment held for sale to fair value are recorded as an impairment charge and are included in Net gain (loss) on sale of leasing equipment in the Consolidated Statements of Operations. Subsequent increases or decreases to the fair value of those assets are recorded as adjustments to the carrying value of the equipment held for sale, however, any such adjustments may not exceed the respective equipment's carrying value at the time it was initially classified as held for sale. Realized gains and losses resulting from the sale of equipment held for sale are recorded in Net gain (loss) on sale of leasing equipment, and cash flows associated with the sale of equipment held for sale are classified as cash flows from investing activities.

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

We elected to perform the qualitative assessment for our evaluation of goodwill impairment during the year ended December 31, 2025 and concluded there was no impairment. We have not recorded any impairment charges related to goodwill for the years ended December 31, 2025, 2024, and 2023.

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

Our Board is currently comprised of seven (7) directors. The following table lists our directors as of the date of this Annual Report.

Name	Age	Position
David Joynt(1)	43	Chairman
John C. Hellmann(1)	55	Director
John F. O'Callaghan	65	Director, Executive Vice President
Terri A. Pizzuto(2)	67	Director
Roderick Romeo	57	Director
Brian M. Sondey	58	Director, Chief Executive Officer
Benjamin Vaughan	54	Director
(1)    Member of the Compensation Committee.
(2)    Member of the Audit Committee.

Our Board believes that each of our directors is highly qualified to serve as a member of the Board and contributes to the mix of skills, backgrounds, experiences and qualifications of our Board. Certain biographical information about each of these individuals is set forth below.

David Joynt

David Joynt has served as a director since September 2023 and Chairman of our Board since October 2023. Mr. Joynt is a member of the Compensation Committee of the Board. Mr. Joynt is a Managing Partner in Brookfield’s Infrastructure Group, a position he has held since 2020. In this role, he leads infrastructure investment activities in North America with a global focus on the transport sector. Mr. Joynt also serves as the Group’s Deputy Chief Operating Officer. Prior to Brookfield, Mr. Joynt was a senior principal at Canada Pension Plan Investment Board, which he joined in 2011, and served on its infrastructure team across a number of geographies, including as Chief Financial Officer of its Australian rail business. Prior to that, Mr. Joynt worked in private equity and advisory. Mr. Joynt holds a Master of Business Administration degree from the Harvard Business School, where he graduated as a Baker Scholar, and an Honours Business Administration degree from the Richard Ivey School of Business.

John C. Hellmann

John C. Hellmann has served as a director since September 2023 and is a member of the Compensation Committee of the Board. Mr. Hellmann is the Executive Chair of Genesee & Wyoming Inc. ("G&W") and Vice Chair of Brookfield Infrastructure, positions he has held since September 2023. Prior to that, Mr. Hellmann served as Chairman and Chief Executive Officer of G&W since May 2017, Chief Executive Officer since 2007, President since 2005 and Chief Financial Officer from 2000 to 2005. Prior to joining G&W, Mr. Hellmann was an investment banker at Lehman Brothers Inc. and Schroder & Co. Inc. in New York. He also worked for Weyerhaeuser Company in Tokyo and Beijing. Mr. Hellmann holds an A.B. from Princeton University, an M.B.A. from the Wharton School of the University of Pennsylvania and an M.A. in International Studies from the Johns Hopkins University School of Advanced International Studies (SAIS).

John F. O'Callaghan

John F. O’Callaghan has served as a director and Executive Vice President, Director of the Company since January 2025. Prior to that, from the closing of the TCIL-TAL merger in July 2016 through December 2024, Mr. O’Callaghan served as our Executive Vice President and Global Head of Field Marketing and Operations. From 2006 until the closing of the TCIL-TAL merger, Mr. O’Callaghan served as the Senior Vice President for Europe, North America, South America and the Indian Subcontinent of TCIL. Mr. O’Callaghan joined TCIL in 1994 as Marketing Manager of Refrigerated Containers and progressed over time to positions of increasing responsibility. Prior to his work with TCIL, Mr. O’Callaghan worked as an Architect at Buro Bolles Wilson, Germany & Young LLP and was also an Architect at Canary Wharf development with Koetter Kim. Mr. O’Callaghan studied engineering at Trinity College Dublin and qualified with Royal Institute of British Architects as an architect with the Architectural Association in London.

Terri A. Pizzuto

Terri A. Pizzuto has served as a director since April 2023. Ms. Pizzuto is the Chair of the Audit Committee of the Board. She served as Executive Vice President, Chief Financial Officer and Treasurer of Hub Group, Inc., a publicly traded supply chain solutions provider that offers multi-modal transportation services throughout North America, from 2007 until her retirement in 2020. Prior to that, she served as Vice President, Finance of Hub Group from 2002 to 2007. Before joining Hub Group, Ms. Pizzuto spent 22 years at Arthur Andersen, LLP, including the last six years as an audit partner, where she served a wide variety of SEC registrants and other clients in logistics, manufacturing, high tech and other industries. Ms. Pizzuto also serves on the board of directors of Aebi Schmidt Holding AG, which was formed through a merger with The Shyft Group, Inc., where she previously served as a director. Aebi Schmidt Holding AG is a specialty vehicle manufacturer. Ms. Pizzuto also serves on the boards of directors of several private companies. Ms. Pizzuto is a certified public accountant and received a B.S. in Accountancy from the University of Illinois at Urbana-Champaign.

Roderick Romeo

Roderick Romeo has served as a director since January 2024. He has also served as President and a director of TCIL since January 2024. Mr. Romeo has over 20 years of experience in financial leadership roles in the insurance and reinsurance industries. Prior to joining the Company, Mr. Romeo was the CFO - Reinsurance of Vantage Risk Ltd. from September 2021 to June 2022. Prior to that, he held various positions at Arch Reinsurance Ltd., including as CFO from October 2018 to April 2021, and Controller - Strategic Ventures from July 2013 to September 2018. Previously, he held positions with Aeolus Capital Management Ltd., Aeolus Re. Ltd., and XL Group and its subsidiaries. Earlier in his career, Mr. Romeo served as an assistant manager at the Bermuda Monetary Authority and as an audit senior associate with PricewaterhouseCoopers in Bermuda. Mr. Romeo is a chartered professional accountant and received a Bachelor of Commerce degree with a major in Accounting from Saint Mary’s University, Halifax, Nova Scotia, Canada.

Brian M. Sondey

Brian M. Sondey has served as a director and our Chief Executive Officer ("CEO") since the closing of the TCIL-TAL merger in July 2016. Mr. Sondey also served as Chairman of our Board from the TCIL-TAL merger through September 2023. Prior to the TCIL-TAL merger, Mr. Sondey served as the Chairman, President and CEO of TAL since 2004. Mr. Sondey joined TAL’s former parent, Transamerica Corporation, in April 1996 as Director of Corporate Development. He then joined TAL International Container Corporation in November 1998 as Senior Vice President of Business Development. In September

1999, Mr. Sondey became President of TAL International Container Corporation. Prior to his work with Transamerica Corporation and TAL International Container Corporation, Mr. Sondey worked as a management consultant at the Boston Consulting Group and as a Mergers & Acquisitions Associate at J.P. Morgan. Mr. Sondey holds an MBA from The Stanford Graduate School of Business and a BA degree in Economics from Amherst College.

Benjamin Vaughan

Benjamin Vaughan has served as a director since September 2023. Mr. Vaughan is a Managing Partner of Brookfield Asset Management and is the Operating Partner and Chief Operating Officer of Brookfield Infrastructure. He joined Brookfield in 2001. Prior to his current roles, Mr. Vaughan held a series of executive positions within Brookfield’s Renewable Group. In addition to his role in the renewable power business, Mr. Vaughan played a key role in Brookfield’s investment activities across South America. Mr. Vaughan previously served on the board of directors of Arteris S.A., a highway concession company in Brazil, and currently serves on the boards of several private Brookfield portfolio companies. Mr. Vaughan holds a Bachelor of Commerce degree from Queen’s University in Canada and is a Chartered Professional Accountant.

Executive Officers

The following table lists our executive officers as of the date of this Annual Report.

Name	Age	Position
Brian M. Sondey	58	Chief Executive Officer
Michael S. Pearl	49	Senior Vice President and Chief Financial Officer
Kevin Valentine	61	Executive Vice President, Triton Container Sales
Filip De Bruin	52	Senior Vice President, Global Marketing and Field Operations

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

Management Transition

On September 1, 2025, Carla L. Heiss transitioned from her role as Senior Vice President, General Counsel and Secretary to Senior Vice President, Legal, a position she held until her departure from the Company effective December 31, 2025. Prior to her departure, Ms. Heiss served as an executive officer of the Company. In connection with her transition from the role of Senior Vice President, General Counsel and Secretary to Senior Vice President, Legal, Ms. Heiss was eligible to receive severance benefits under the Executive Severance Plan during the "change in control protected period" (as defined therein and discussed below). For additional information, refer to Item 6.B, "Compensation - Executive Severance Plan" below.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Selection of Directors and Executive Officers

All of our issued and outstanding common shares are held by our direct parent, Thanos Holdings Limited. As our sole common shareholder, Thanos Holdings Limited, together with its parent companies, is able to control the appointment and removal of our directors and, accordingly, exercise substantial influence over us. Refer to Item 7, "Major Shareholders and Related Party Transactions" in this Annual Report for information regarding our ownership structure.

B.    Compensation

Executive Officer Compensation

The Company considers Messrs. Sondey, Valentine, Pearl and De Bruin and Ms. Heiss to have been our executive officers for the year ended December 31, 2025. For additional information, refer to "Management Transition" above in Item 6.A, "Directors and Senior Management".

The aggregate compensation that we paid to our executive officers as a group for the year ended December 31, 2025 was approximately $8.3 million, which included approximately (i) $3.0 million in base salaries for 2025, (ii) $2.4 million in annual bonuses paid in the first quarter of 2026, earned for services performed in 2025; (iii) $1.3 million in respect of severance paid to Ms. Heiss; (iv) $1.5 million in 2024 and 2025 long-term cash incentive awards paid to Ms. Heiss; and (v) approximately $118,000 to provide for retirement savings plan benefits and other payments, including Company paid car allowances, Company paid life insurance premiums for coverage exceeding $50,000, Company paid HSA contributions, Company matching gift donations and club membership fees. We do not offer a defined benefit pension plan to our executive officers.

Annual Incentive Program

Our annual cash-based incentive program is designed to incentivize our executive officers to achieve annual financial and strategic priorities. The Compensation Committee establishes the target incentive compensation amounts and incentive compensation ranges annually. For 2025, performance criteria under the annual incentive plan were based on both our 2025 consolidated financial performance and on individual performance. Actual payouts under the Company financial performance and individual performance elements of the plan may range from 0% to 200% based on actual performance compared to target goals, and the Compensation Committee may also use a subjective assessment of the perceived strength and contributions of each of the executive officers to increase or decrease the calculated payout levels. In the first quarter of 2026, an aggregate of approximately $2.4 million in annual incentive bonuses was paid to the executive officers based on the achievement of the 2025 performance goals.

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

The Compensation Committee approved long-term cash incentive awards to our executive officers in 2025 and 2024 with an aggregate target opportunity of $5.8 million and $5.6 million, respectively, as of the grant date. Excluding the long-term cash incentive awards granted to Ms. Heiss, the aggregate target opportunity for our executive officers as of the grant date was $5.3 million in 2025 and $5.1 million in 2024. Upon a participant’s termination of employment without "cause" or for "good reason" (in each case, as defined in the Cash Incentive Plan) unvested awards that were not granted during the calendar year in which such termination of employment occurs shall vest in full, and unvested awards that were granted during the calendar year in which such termination of employment occurs shall be forfeited, in each case, as of the termination date.

Long-Term Incentive Unit Awards

In the third quarter of 2025, Brookfield Infrastructure granted 125 incentive unit awards to Mr. De Bruin in the form of bonus unit awards. Since the establishment of the long-term incentive program in the fourth quarter of 2023, Brookfield Infrastructure has granted an aggregate of 1,000 incentive unit awards, including the units granted in 2024 and 2025, to program participants. The awards (the "Incentive Units") represent a conditional right to receive a return tied to a profit-sharing pool based upon the appreciation of the Company’s valuation from the date of grant in excess of a specified hurdle rate, subject to a cap (as set forth in the grant documentation). Payment obligations with respect to the awards (if any) would be the responsibility of Brookfield Infrastructure.

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

As of December 31, 2025, the estimated fair value of the awards fully vested was $25.0 million.

Director Compensation

Only one of our non-employee directors, Ms. Pizzuto, receives any compensation for service on our Board. In 2025, Ms. Pizzuto received an annual cash retainer of $200,000, in addition to reimbursement for reasonable business expenses. As a result of their affiliation with Brookfield Infrastructure, Messrs. Joynt, Vaughan, and Hellmann do not receive additional compensation for service on our Board other than reimbursement for reasonable expenses incurred in connection with attendance at meetings. Messrs. Sondey, Romeo and O’Callaghan, as employees of the Company or its subsidiaries, also do not receive additional compensation for service as directors.

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

The Executive Severance Plan contains a "double trigger" requirement for the payment of severance benefits in connection with a change in control of the Company (as defined in the Executive Severance Plan). Upon a termination of employment without cause or a resignation for good reason during a "change in control protection period," as defined in the Executive Severance Plan, executive officers would receive the following severance benefits: (i) a payment equal to their base salary in effect at the time of termination, plus their target bonus opportunity for the fiscal year of termination, multiplied by 1.5 (or by 2 in the case of Mr. Sondey) and (ii) their full target bonus opportunity for the fiscal year of termination. Executive officers are also entitled to COBRA continuation coverage paid by the Company for 18 months (or, if earlier, until the date on which they become eligible for coverage under another employer-provided plan). We completed the Merger on September 28, 2023. The completion of the Merger constituted a "change in control" under the Executive Severance Plan and, accordingly, a "change in control protection period" was in effect with respect to the Merger until September 28, 2025.

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

Audit Committee

The Audit Committee is responsible for assisting the Board in:
•overseeing our financial reporting and disclosure processes, including the adequacy and effectiveness of our internal controls over financial reporting and our disclosure controls and procedures;
•appointing, overseeing and establishing the compensation of the independent registered accounting firm, and the independence of such firm with respect to services performed;
•reviewing the qualifications and performance of the independent auditors, and, subject to any shareholder ratification, making decisions regarding the replacement or termination of the independent auditors;

•overseeing the risk management of the Company, including major financial risk exposures, legal and regulatory matters, and related person transactions/conflicts of interest; and
•overseeing the work and performance of the internal audit function.

In discharging its duties, the Audit Committee has the authority to retain independent legal, accounting and other advisors and has the sole authority (subject, if applicable, to shareholder ratification) to appoint, retain, replace or terminate the independent auditor. The Audit Committee operates under a written Audit Committee Charter adopted by our Board and posted on our website. The Audit Committee evaluates both its performance and the Audit Committee Charter annually, and reports such results to the Board. As of the date of this Annual Report, Ms. Pizzuto is the sole member of the Audit Committee. For additional information on our Audit Committee, refer to Items 16.A, "Audit Committee Financial Expert" and 16.G, "Corporate Governance" in this Annual Report.

Compensation Committee

The Compensation Committee is responsible for assisting the Board, among other things, in:
•establishing and overseeing our general compensation philosophy, strategy and principles;
•approving the goals and objectives relevant to compensation of the CEO and other executive officers and overseeing, in conjunction with the full Board, the CEO’s performance;
•reviewing and approving the compensation of our executive officers; and
•making recommendations to the Board regarding the compensation of non-employee directors.

The Compensation Committee has the authority to retain or obtain the advice of a compensation consultant, legal counsel or other adviser. The Compensation Committee operates under a Compensation Committee Charter adopted by our Board, which is posted on our website. The Compensation Committee evaluates both its performance and the Compensation Committee Charter annually, and reports such results to the Board. As of the date of this Annual Report, Messrs. Joynt and Hellmann comprise the Compensation Committee. For additional information on our Compensation Committee, refer to Item 16.G, "Corporate Governance" in this Annual Report.

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

Refer to Item 6.A, "Directors and Senior Management" in this Annual Report for information regarding terms of office and periods of service of our directors. Refer to Item 6.B, "Compensation" in this Annual Report for information related to employment arrangements and compensation of our directors.

D.    Employees

We seek to attract, retain, and develop the best talent available in order to drive our continued success and achieve our business goals. As of December 31, 2025, our workforce was comprised of approximately 254 employees located in 21 offices and 13 countries. Our workforce remained relatively unchanged in 2025 compared to 2024. Voluntary workforce turnover for the year was approximately 7%. We are not a party to any collective bargaining agreements.

E.    Share Ownership

Refer to Item 7.A, "Major Shareholders" in this Annual Report for information regarding director and executive officer ownership of our common shares.
.
F.    Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The table below sets forth information as of January 30, 2026 related to the beneficial ownership of our common shares. None of our officers or directors beneficially own any of our common or preference shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Name of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class (%)
Thanos Holdings Limited	101,158,891(1)	100
(1)     All issued and outstanding common shares of the Company are held by the Company's direct parent, Thanos Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda ("Thanos Holdings"). Brookfield Corporation, a corporation formed under the laws of the Province of Ontario, Canada ("Brookfield"), is the ultimate parent of Thanos Holdings. Brookfield has class A limited voting shares (“Brookfield Class A Shares”) and class B limited voting shares (“Brookfield Class B Shares”) outstanding. The Class A Shares trade on each of the New York Stock Exchange and Toronto Stock Exchange and are widely held by the public, with no single individual owning or controlling 10% or more of the issued and outstanding Brookfield Class A Shares. The holders of the Brookfield Class A Shares are entitled to elect half of the board of directors of Brookfield. BAM Partners Trust (the "BAM Partnership"), a trust formed under the laws of the Province of Ontario, Canada, owns all of the Brookfield Class B shares. The holders of Brookfield Class B Shares are entitled to elect the other half of the board of directors of Brookfield. The principal business address of Brookfield is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

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

Transactions with Related Persons

The following is a description of the Related Person Transactions we have entered into since January 1, 2025 that had, or will have, a direct or indirect material interest on us or on a related person. The following excludes discussion of compensation arrangements, which are described under Items 6.A, "Directors and Senior Management" and 6.B, "Compensation".

Tax Credit Transfer Agreement

The Company entered into a Tax Credit Transfer Agreement on February 5, 2026, to purchase $22.5 million of renewable energy tax credits from EEV TCT Holdco, Inc., a Brookfield Renewable portfolio company that develops solar power plants. The tax credits are expected to offset a significant portion of Triton’s 2025 federal tax liability. The Company purchased the tax credits from EEV TCT for $20.7 million and recorded a $1.8 million income tax benefit on the Consolidated Statement of Operations in the first quarter of 2026.

TCF VIII Distribution

Effective March 31, 2025, the Company distributed its equity interest in TCF VIII to Parent. As manager of the containers in the TCF VIII securitization portfolio, the Company received management fees of $19.5 million from TCF VIII for the year ended December 31, 2025. Refer to Note 3 - "Acquisitions and Other Transactions" in the Notes to the Consolidated Financial Statements for additional information.

Other Transactions

Certain portfolio companies and other affiliates of Brookfield Infrastructure have from time to time entered into, and may continue to enter into, arrangements with the Company regarding the lease or purchase of our equipment in the ordinary course of their business. None of these transactions were or are material to the Company or the applicable counterparty.

Dividends and Distributions

Between January 1, 2025 and the date of this Annual Report, the Company paid cash dividends of $450.0 million to Parent. The Company also paid $4.6 million in costs on behalf of Parent that are recognized as a deemed distribution. The Company’s dividends and distributions to Parent are approved by the Board in accordance with Bermuda law.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial Statements

Our audited Consolidated Financial Statements which are comprised of our consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2025 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, "Financial Statements" in this Annual Report. Also, refer to Item 5, "Operating and Financial Review and Prospects" in this Annual Report for additional financial information.

Legal Proceedings

From time to time we are a party to various legal proceedings, including claims, suits and government proceedings and investigations arising in connection with the normal course of our business. For a discussion of legal proceedings, refer to Note 14 - "Commitments and Contingencies - Contingencies" in the Notes to the Consolidated Financial Statements included in this Annual Report.

Common Share Dividend Policy

We periodically pay dividends on our common shares which are wholly owned by a subsidiary of Brookfield Infrastructure. Dividends will be payable when, and as declared by the Company's Board of Directors out of any funds legally available for the payment of such dividends, subject to the dividend rights of any preference shares outstanding that may exist from time to time. The Board has the power to declare dividends or distributions out of contributed surplus, and to pay any fixed cash dividend whenever the position of the Company justifies such payment. For further detail of our common share dividends, refer to Note 10 - "Other Equity Matters – Dividends" in the Notes to the Consolidated Financial Statements in this Annual Report.

Preference Share Dividend Policy

Dividends on each of our outstanding series of preference shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board. Dividends will be payable equal to the stated rate per annum of the $25.00 liquidation preference per share. Each series of preference shares ranks senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. For further detail on our preference share dividends, refer to Note 10 - "Other Equity Matters – Dividends" in the Notes to the Consolidated Financial Statements in this Annual Report.

B.    Significant Changes

Except as disclosed in this Annual Report, no significant changes have occurred since December 31, 2025, which is the date of our audited Consolidated Financial Statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Market Information

The Company’s common shares are not publicly traded on a stock exchange or over-the-counter market.

Holders

As of January 30, 2026, 100% of the Company’s issued and outstanding common shares are privately held by a subsidiary of Brookfield Infrastructure.

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

Description of Share Capital

As of the date of this Annual Report, we are authorized to issue up to 210,000,000 common shares, par value $0.01 per share, and 101,158,891 common shares were issued and outstanding, all of which were held by Thanos Holdings Limited, a subsidiary of Brookfield Infrastructure. The Board has been authorized to provide for the issuance of up to 47,800,000 preference shares, par value $0.01 per share, in multiple series without the approval of shareholders. As of the date of this Annual Report, the following series of preference shares were authorized, issued and outstanding:

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

•5,750,000 shares of 8.00% Series B Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share;

•7,000,000 shares of 7.375% Series C Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share;

•6,000,000 shares of 6.875% Series D Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share;

•7,000,000 shares of 5.75% Series E Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share;

•6,000,000 shares of 7.625% Series F Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share; and

•7,000,000 shares of 7.500% Series G Cumulative Redeemable Perpetual Preference Shares, $0.01 par value and $25.00 liquidation preference per share.

For a description of the rights, preferences and restrictions attaching to our common shares and each series of our preference shares outstanding as well as the other information required by Item 10.B of Form 20-F see (i) the Memorandum of Association of the Company, dated September 29, 2015, as amended September 28, 2023, a copy of which is filed as Exhibit 1.2 to this Annual Report, (ii) the Amended and Restated Bye-Laws of the Company, dated April 27, 2021, a copy of which is filed as Exhibit 1.1 to this Annual Report and (iii) the information set forth in Exhibit 2.8 “Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” to this Annual Report, which are incorporated herein by reference.
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

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 as amended.

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

PFIC Considerations

A PFIC is any foreign corporation if, after the application of certain "look-through" rules, (a) at least 75% of its gross income is "passive income" as that term is defined in the relevant provisions of the Code or (b) at least 50% of the average value of its assets produce "passive income" or are held for the production of "passive income." In general, under the "look-

through" rules, if a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. The determination as to PFIC status is made annually.

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

As of December 31, 2025, we had derivative agreements in place to fix interest rates on a portion of our borrowings under debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,765.5	2.47%	4.2 years
(1)    Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $300.0 million and increase the weighted average remaining term to 5.2 years.

Our derivative agreements are designated as cash flow hedges for accounting purposes. Any unrealized gains or losses related to the changes in fair value are recognized in accumulated other comprehensive income and reclassified to interest and debt expense as they are realized. During the fourth quarter of 2025, offsetting interest rate cap agreements were terminated which were not designated as cashflow hedges for accounting purposes. Prior to their termination, changes in fair value for those derivatives were recognized in Other (income) expense, net, on the Consolidated Statements of Operations, and the impact on Other income or expense is minimal.

Approximately 84.6% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. A 100 basis point increase in the interest rates (SOFR) on our unhedged debt would result in an increase of approximately $10.2 million in interest expense over the next 12 months.

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

Net foreign currency exchange gains or losses were a gain of $0.9 million for the year ended December 31, 2025, a loss of $0.7 million for the year ended December 31, 2024, and a gain of $0.4 million for the year ended December 31, 2023.

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

We assessed our internal control over financial reporting as of December 31, 2025 and based our assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm, Deloitte & Touche LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2025.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all of our directors, employees and officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Conduct, which is designed to help officers, directors and employees conduct business in an ethical and legal manner, covers topics including but not limited to conflicts of interest, confidentiality of information and compliance with laws and regulations. In addition, we also have a Code of Ethics for Chief Executive and Senior Financial Officers. Our Code of Conduct and Code of Ethics for Chief Executive and Senior Financial Officers are available, free of charge, within the Governance documents portion of the "Our Company" section of our website. Copies of these documents may also be obtained by sending a request in writing to our Corporate Secretary at Triton International Limited, Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda.

During 2025, no waivers or amendments were made to the Code of Conduct for any of our directors or executive officers or the Code of Ethics for Chief Executive and Senior Financial Officers. If we make any substantive amendment to, or grant a waiver from, a provision of the Code of Conduct (to the extent applicable to certain officers and our directors) or the Code of Ethics for Chief Executive and Senior Financial Officers, we will disclose the nature of the amendment or waiver on our website at www.trtn.com, to the extent required by applicable law or regulation.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is Deloitte & Touche LLP ("Deloitte"), New York, NY, Auditor Firm ID: 34.

The following table represents the aggregate fees from our principal accountant, Deloitte, for the years ended December 31, 2025 and 2024:

Type of Fees	2025	2024
Audit Fees	$1,890,000	$1,785,000
Audit-Related Fees	187,000	167,000
Tax Fees	—	—
All Other Fees	96,000	76,000
Total Fees	$2,173,000	$2,028,000

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

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Accountant

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the Company’s independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Deloitte and management are required to periodically report to the Audit Committee regarding the extent of services provided by Deloitte in accordance with this pre-

approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All of the services relating to the fees set forth on the above table were pre-approved by the Audit Committee.

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

For additional information, refer to Item 3.D, "Risk Factors" - "As a controlled company with only preference shares listed on the NYSE, we qualify for and rely on exemptions from certain corporate governance requirements. Holders of our preference shares will not have the same protections afforded to shareholders of companies that are subject to such requirements" in this Annual Report.

Furthermore, we are a "foreign private issuer" under applicable U.S. federal securities laws. Accordingly, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain NYSE corporate governance rules applicable to U.S. domestic listed companies. A general summary of those differences is provided below. Also refer to Item 3.D, "Risk Factors" - "We are a "foreign private issuer under U.S. securities law. Therefore, we are exempt from many of the requirements applicable to U.S. domestic registrants" in this Annual Report.

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

Differences in Corporate Law

We are incorporated under, and are governed by, the laws of Bermuda. For a summary of certain of the differences between provisions of Bermuda law applicable to us and the laws generally applicable to U.S. companies and their shareholders, refer to Item 10.B, "Memorandum and Articles of Association" in this Annual Report.

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

Our internal information security team is led by Triton’s Chief Information Officer, who has held this role for over 15 years, has more than 30 years of experience in information technology, audit and risk management, and holds certifications as a Certified Information Systems Security Professional, Certified Fraud Examiner and Certified Information Systems Auditor. Our Director, Information Security and Compliance has over 10 years of experience in cybersecurity management and oversight and over 20 years in information technology portfolio, program and application management positions. Additionally, others in our information technology team have relevant security experience and certifications. Our internal resources are augmented by external cybersecurity partners, including those described below. Our information security leadership team is responsible for assessing and managing the Company’s Information Security Program, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. We also take a cross-departmental approach to managing cybersecurity risk and have formed a Cybersecurity Incident Response Team ("CIRT") comprised of senior representatives from primary corporate functions as well as senior representatives from field operations to ensure a coordinated and effective response and ongoing business continuity in the face of cybersecurity threats and incidents.

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

Triton’s Information Security Program includes policies and procedures concerning cybersecurity matters, which include a comprehensive cybersecurity incident response plan as well as other policies that directly or indirectly relate to cybersecurity, such as policies related to password standards, antivirus protection, remote access, multi-factor authentication, confidential information and the use of electronic devices, electronic communications and social media. We perform routine vulnerability scanning of our network, with a focus on timely remediation of vulnerabilities. Our information security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. We periodically perform simulations and tabletop exercises at an information technology department and CIRT level and incorporate external resources and advisors as needed. All employees and certain contractors are required to complete cybersecurity trainings annually. We conduct cybersecurity phishing exercises, and follow-up training as necessary, to ensure employees maintain a high level of vigilance regarding cybersecurity risks. Using external resources, we also conduct periodic cybersecurity risk assessments, penetration tests and internal threat testing to assess our processes and procedures and the threat landscape and help guide and prioritize our cybersecurity investments and solutions. In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with use of third-party service providers. Triton maintains dedicated backup systems and applications with enhanced ransomware protection features. In the event of an incident, we intend to follow our detailed incident response plan, which outlines the steps to be followed from incident detection to mitigation, recovery and notification, including notifying relevant functional areas, as well as senior leadership and the Board, as appropriate. We also maintain incident response service retainers with independent third parties to assist with response and recovery efforts. We continue to expand our cybersecurity investments and defenses and have implemented a managed detection and response solution operated by a third party to provide 24/7 monitoring of our global cybersecurity environment and assist with coordination, investigation and remediation of alerts.

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

2.6	Certificate of Designations of 7.625% Series F Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed February 6, 2025)

2.7	Certificate of Designations of 7.500% Series G Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed January 12, 2026)

2.8*	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Exhibit No.	Description
2.9
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

4.1*†	Twelfth Amended and Restated Credit Agreement (Conformed), dated as of July 9, 2024, by and among Triton Container International Limited and TAL International Container Corporation, as borrowers, Triton International Limited, as guarantor, various lenders from time to time party thereto, and Bank of America, N.A., as administrative agent and letter of credit issuer, as amended by the First Amendment to Twelfth Amended and Restated Credit Agreement, dated as of August 7, 2025, by and among Triton Container International Limited and TAL International Container Corporation, as borrowers, Triton International Limited, as guarantor, various lenders from time to time party thereto, and Bank of America, N.A., as administrative agent and letter of credit issuer

4.2*†	Amended and Restated Loan and Security Agreement, dated as of November 20, 2025, among TIF Funding LLC, as a borrower, TCIL Funding I LLC, as a borrower, Wells Fargo Bank, National Association, as administrative agent, certain lenders party thereto and Wilmington Trust, National Association, as collateral agent and securities intermediary

4.3+†	Triton International Limited Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 14, 2022)

4.4	Form of Indemnification Agreement for Directors and Certain Officers (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed February 29, 2024)

4.5+	Triton International Limited Long-Term Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 1, 2024)

4.6+	Form of Award Agreement pursuant to the Triton International Limited Long-Term Cash Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 1, 2024)

8.1*	List of Subsidiaries

11.1*†	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2*	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2**	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

17.1*	List of Subsidiary Guarantors and Issuers of Guaranteed Securities

97.1	Triton International Limited Clawback Policy: Recovery of Erroneously Awarded Incentive-Based Compensation (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 10-K filed February 29, 2024)

101.INS	Inline XBRL Instance Document - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Instance Extension Schema

Exhibit No.	Description
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Inline XBRL Data (formatted as Inline XBRL and contained in Exhibit 101)
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

TRITON INTERNATIONAL LIMITED
	By:	/s/ BRIAN M. SONDEY
February 20, 2026		Brian M. Sondey Director and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Triton International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Triton International Limited and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Estimated Residual Values of Leasing Equipment – Refer to Note 2 of the financial statements

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

/s/ Deloitte & Touche LLP

New York, New York
February 20, 2026
We have served as the Company’s auditor since 2023.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2025	December 31, 2024
ASSETS:
Leasing equipment, net of accumulated depreciation of $3,595,069 and $4,776,458	$7,275,964	$8,639,136
Net investment in finance leases	1,680,588	1,585,812
Equipment held for sale	164,785	101,696
Revenue earning assets	9,121,337	10,326,644
Cash and cash equivalents	40,323	58,227
Restricted cash	106,984	111,489
Accounts receivable, net of allowances of $2,504 and $1,317	201,064	232,420
Goodwill	236,665	236,665
Other assets	51,586	33,782
Fair value of derivative instruments	56,461	104,176
Total assets	$9,814,420	$11,103,403
LIABILITIES AND SHAREHOLDERS' EQUITY:
Equipment purchases payable	$3,353	$4,855
Fair value of derivative instruments	2,610	697
Deferred revenue	117,774	184,760
Accounts payable and other accrued expenses	129,178	87,694
Net deferred income tax liability	408,748	410,524
Debt, net of unamortized costs of $39,373 and $48,743	6,567,078	7,605,720
Total liabilities	7,228,741	8,294,250
Shareholders' equity:
Preferred shares, $0.01 par value, at liquidation preference	880,000	730,000
Common shares, $0.01 par value, 210,000,000 and 250,000,000 shares authorized, 101,158,891 shares issued and outstanding	1,012	1,012
Undesignated shares, $0.01 par value, 54,800,000 and 20,800,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital (deficit)	892,620	(304,274)
Accumulated earnings	767,038	2,289,072
Accumulated other comprehensive income (loss)	45,009	93,343
Total shareholders' equity	2,585,679	2,809,153
Total liabilities and shareholders' equity	$9,814,420	$11,103,403

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenues:
Operating lease revenues	$1,221,483	$1,426,947	$1,438,504
Finance lease revenues	111,864	107,889	105,288
Management fee revenues	19,479	—	—
Total revenues	1,352,826	1,534,836	1,543,792

Equipment trading revenues	59,512	48,637	95,998
Equipment trading expenses	(57,361)	(44,341)	(88,099)
Trading margin	2,151	4,296	7,899

Net gain (loss) on sale of leasing equipment	22,221	12,369	58,615

Operating expenses:
Depreciation and amortization	386,558	541,468	575,551
Direct operating expenses	62,314	66,389	101,552
Administrative expenses	107,311	91,201	88,839
Transaction and other costs	—	26,986	79,000
Provision (reversal) for doubtful accounts	3,606	(1,192)	(3,369)
Total operating expenses	559,789	724,852	841,573
Operating income (loss)	817,409	826,649	768,733
Other (income) expenses:
Interest and debt expense	263,495	259,941	240,838
Other (income) expense, net	50	(290)	(658)
Total other (income) expenses	263,545	259,651	240,180
Income (loss) before income taxes	553,864	566,998	528,553
Income tax expense (benefit)	45,480	48,803	54,464
Net income (loss)	$508,384	$518,195	$474,089
Less: dividends on preferred shares	62,407	52,112	52,112
Net income (loss) attributable to common shareholder	$445,977	$466,083	$421,977

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net income (loss)	$508,384	$518,195	$474,089
Other comprehensive income (loss), net of tax:
Change in derivative instruments designated as cash flow hedges	(17,471)	54,804	19,048
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges	(31,315)	(46,671)	(42,797)
Foreign currency translation adjustment	452	(359)	49
Other comprehensive income (loss), net of tax	(48,334)	7,774	(23,700)
Comprehensive income	$460,050	$525,969	$450,389
Less:
Dividend on preferred shares	62,407	52,112	52,112
Comprehensive income attributable to common shareholder	$397,643	$473,857	$398,277

Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$(147)	$1,109	$1,100
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$(693)	$(4,124)	$(4,851)

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share amounts)

	Preferred Shares		Common Shares		Treasury Shares		Add'l Paid in Capital (Deficit)	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	29,200,000	$730,000	81,383,024	$814	24,494,785	$(1,077,559)	$909,911	$2,531,928	$109,269	$3,204,363
Share-based compensation expense	—	—	138,727	1	—	—	7,304	—	—	7,305
Treasury shares acquired	—	—	—	—	1,884,616	(125,661)	—	—	—	(125,661)
Share repurchase to settle shareholder tax obligations	—	—	(81,190)	(1)	—	—	(5,802)	—	—	(5,803)
Net income (loss)	—	—	—	—	—	—	—	474,089	—	474,089
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(23,700)	(23,700)
Reclassification of share-based awards to a liability	—	—	—	—	—	—	(16,109)	—	—	(16,109)
Return of capital to Parent	—	—	—	—	—	—	—	(408,190)	—	(408,190)
Common shares dividend declared ($2.10 per share)	—	—	—	—	—	—	—	(117,184)	—	(117,184)
Preferred shares dividend declared	—	—	—	—	—	—	—	(52,112)	—	(52,112)
Cancellation of Common Stock	—	—	(81,440,561)	(814)	—	—	814	—	—	—
Cancellation of Treasury Stock	—	—	—	—	(26,379,401)	1,203,220	(1,203,220)	—	—	—
Issuance of Common stock to Parent	—	—	101,158,891	1,012	—	—	(1,012)	—	—	—
Balance as of December 31, 2023	29,200,000	$730,000	101,158,891	$1,012	—	$—	$(308,114)	$2,428,531	$85,569	$2,936,998
Net income (loss)	—	—	—	—	—	—	—	518,195	—	518,195
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	7,774	7,774
Contributed capital from Parent for executive compensation	—	—	—	—	—	—	3,840	—	—	3,840
Distributions to Parent	—	—	—	—	—	—	—	(605,542)	—	(605,542)
Preferred shares dividend declared	—	—	—	—	—	—	—	(52,112)	—	(52,112)
Balance as of December 31, 2024	29,200,000	$730,000	101,158,891	$1,012	—	$—	$(304,274)	$2,289,072	$93,343	$2,809,153
Preferred shares issued	6,000,000	150,000	—	—	—	—	(5,736)	—	—	144,264
Net income (loss)	—	—	—	—	—	—	—	508,384	—	508,384
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(48,334)	(48,334)
Contributed capital from Parent for executive compensation	—	—	—	—	—	—	6,160	—	—	6,160
Adjustment related to Treasury shares	—	—	—	—	—	—	1,203,220	(1,203,220)	—	—
Revaluation of TCF VIII tax asset distribution	—	—	—	—	—	—	(1,082)	—	—	(1,082)
Distributions to Parent	—	—	—	—	—	—	(5,668)	(510,638)	—	(516,306)
Deemed distributions to Parent								(4,629)	—	(4,629)
Dividend to Parent	—	—	—	—	—	—	—	(250,000)	—	(250,000)
Preferred shares dividend declared	—	—	—	—	—	—	—	(61,931)	—	(61,931)
Balance as of December 31, 2025	35,200,000	$880,000	101,158,891	$1,012	—	$—	$892,620	$767,038	$45,009	$2,585,679

(1)     Represents expenses paid on behalf of Parent.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities:
Net income (loss)	$508,384	$518,195	$474,089
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	386,558	541,468	575,551
Amortization of deferred debt cost and other debt related amortization	14,628	10,622	8,557
Lease related amortization	—	2,031	4,979
Other non-cash compensation costs	6,160	3,840	7,305
Net (gain) loss on sale of leasing equipment	(22,221)	(12,369)	(58,615)
Deferred income taxes	9,400	(2,363)	8,024
Changes in operating assets and liabilities:
Accounts receivable, net	11,294	16,485	(19,459)
Deferred revenue	(64,991)	(74,263)	(74,237)
Accounts payable and other accrued expenses	9,671	(29,654)	25,056
Equipment sold (purchased) for resale activity	(30,425)	7,486	26,428
Cash received (paid) for settlement of interest rate swaps	(2,137)	—	—
Cash collections on finance lease receivables, net of income earned	145,414	122,202	172,717
Other assets	329	9,688	(187)
Net cash provided by (used in) operating activities	972,064	1,113,368	1,150,208

Cash flows from investing activities:
Purchases of leasing equipment and investments in finance leases	(286,384)	(929,449)	(208,242)
Purchase of assets in connection with the GCI acquisition(1)	(743,882)	—	—
Proceeds from sale of equipment, net of selling costs	258,000	374,632	352,549
Other	(1,598)	(291)	(16)
Net cash provided by (used in) investing activities	(773,864)	(555,108)	144,291

Cash flows from financing activities:
Issuance of preferred shares, net of underwriting discount	144,264	—	—
Debt issuance costs	(10,242)	(19,239)	(3,008)
Borrowings under debt facilities	2,029,910	2,780,483	1,610,000
Payments under debt facilities and finance lease obligations	(2,042,078)	(2,641,360)	(2,227,139)
Dividends paid on preferred shares	(61,931)	(52,112)	(52,112)
Restricted cash balance transferred as part of equity distribution of TCF VIII(2)	(25,903)	—	—
Dividends and distributions to Parent	(250,000)	(600,000)	(408,190)
Expenses paid on behalf of Parent	(4,629)	(5,542)	—
Dividends paid on common shares	—	—	(115,554)
Purchases of treasury shares	—	—	(129,776)
Other	—	—	(5,803)
Net cash provided by (used in) financing activities	(220,609)	(537,770)	(1,331,582)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(22,409)	$20,490	$(37,083)
Cash, cash equivalents and restricted cash, beginning of period	169,716	149,226	186,309
Cash, cash equivalents and restricted cash, end of period	$147,307	$169,716	$149,226
Supplemental disclosures:
Interest paid	$248,467	$249,754	$234,945
Income taxes paid (refunded)	$30,449	$51,139	$46,407
Non-cash operating activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$1,237	$2,525	$9,564
Non-cash investing activities:
Equipment purchases payable	$3,353	$4,855	$31,597
Non-cash financing activities:
Equity distribution of TCF VIII to Parent including restricted cash balance of $25.9 million(2)	$517,388	$—	$—
Debt transferred in connection with the GCI acquisition(1)	$284,878	$—	$—
(1)    For additional information on the GCI acquisition, refer to Note 3 - "Acquisitions and Other Transactions".
(2)    For additional information on the TCF VIII Distribution, refer to Note 3 - "Acquisitions and Other Transactions".
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

In connection with the acquisition of the Company by Brookfield Infrastructure through its subsidiary Brookfield Infrastructure Corporation in September 2023 (the "Merger"), the Company cancelled all of its then issued treasury shares on September 28, 2023. The Company recorded the cancellation as a reduction to Additional paid-in capital of $1,203.2 million during the year ended December 31, 2023. Subsequent to the issuance of the December 31, 2024 financial statements, the Company concluded that the reduction should have been recorded to Retained earnings. Accordingly, the Company recorded an out-of-period adjustment between Additional paid-in capital and Accumulated earnings of $1,203.2 million as of March 31, 2025.

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

Segment Reporting

The Company conducts its business activities in one industry, intermodal transportation equipment, and has two reportable segments, Equipment leasing and Equipment trading. The Company also segregates total equipment leasing revenues and total equipment trading revenues by geographic location based upon the primary domicile of the Company's leasing customers, and the location of the sale for trading customers.

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. As a percent of its lease billings, the Company's three largest customers accounted for 19%, 19% and 13% during 2025, 20%, 19% and 13% during 2024 and 20%, 17% and 12% during 2023. Similarly, as a percent of its accounts receivable, the Company's three largest customers accounted for 17%, 15% and 11% as of December 31, 2025, and 17%, 11%, and 10% as of December 31, 2024.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

For information on the fair value of equipment held for sale, debt, and the fair value of derivative instruments, refer to Note 4 - "Equipment Held for Sale", Note 6 - "Debt" and Note 7 - "Derivative Instruments", respectively.

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

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Net Investment in Finance Leases

The Company has entered into various lease agreements that qualify as finance leases. These leases are long-term in nature, ranging for a period of three to fourteen years, and typically include an option to purchase the equipment at the end of the lease term for a nominal price that the Company deems reasonably certain to be exercised. At the inception of a finance lease, a net investment is recorded based on the gross investment (representing the total future minimum lease payments plus the estimated residual value), net of unearned income. Unearned income represents the excess of the gross investment over the fair value of the leased equipment at lease commencement. Any gain or loss, representing the excess or shortfall of the fair value of the leased equipment over the carrying value, is recognized at commencement and recorded in Net gain (loss) on sale of leasing equipment in the Consolidated Statements of Operations.

Leasing Equipment

The Company purchases new equipment from manufacturers for the purpose of leasing to customers. The Company also purchases used equipment with the intention of selling in one or more years from the date of purchase in certain purchase leaseback transactions.

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

The estimated useful lives and residual values of the Company's leasing equipment are based on the Company's expectations of how long it will lease the equipment and used container sales prices at the time it expects to sell the equipment. The Company evaluates estimates used in its depreciation policies on a regular basis to determine whether changes, such as industry events, technological advances or changes in standardization for containers have taken place that would suggest that a change in its depreciation estimates for useful lives or residual values is warranted. The Company's evaluation utilizes over fifteen years of historical sales experience for each major equipment type which takes into consideration varying business cycles including unusually high and low markets. Any changes to depreciation estimates are applied prospectively. Due to the size of the depreciable fleet a change in residual values could result in either large increases or decreases to annual depreciation expense depending on the direction of the change in residual values. Effective January 1, 2025, the Company increased the estimated useful lives for dry containers and refrigerated containers to 15 and 13 years, respectively, and decreased the residual value of its refrigerated containers. For the year ended December 31, 2025, the impact of these changes resulted in a net decrease to depreciation expense of $59.5 million.
For the years ended December 31, 2025 and 2024, the estimated useful lives by equipment type were respectively as follows: Dry containers - 15 and 13 years; Refrigerated containers - 13 and 12 years; Special containers - 16 years; Tank containers and Chassis - 20 years.

The net book value of the Company's leasing equipment by major equipment type as of the dates indicated was (in thousands):

	December 31, 2025	December 31, 2024
Dry containers	$6,082,774	$7,007,107
Refrigerated containers	633,324	1,011,372
Special containers	262,214	298,603
Tank containers	113,255	118,572
Chassis	184,397	203,482
Total	$7,275,964	$8,639,136

Included in the amounts above are units not on lease at December 31, 2025 and 2024 with a total net book value of $460.8 million and $348.9 million respectively.

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

The Company has not recorded any impairment charges related to leasing equipment for the years ended December 31, 2025, 2024 and 2023.

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

The Company elected to perform the qualitative assessment for its evaluation of goodwill impairment during the year ended December 31, 2025 and concluded there was no impairment. The Company has not recorded any impairment charges related to goodwill for the years ended December 31, 2025, 2024, and 2023.

Revenue Recognition

Lease Classification

The Company determines the classification of a lease at its inception as either an operating lease or finance lease. If the provisions of the lease change after lease inception, other than by renewal or extension, the Company evaluates whether that change may have resulted in a different lease classification had the change been in effect at inception. If so, the revised agreement is considered a new lease for lease classification purposes. The classification of the lease as either an operating lease or finance lease will impact revenue recognition.

Operating Leases with Customers

The Company enters into long-term leases and service leases, principally as lessor in operating leases for intermodal equipment. Long-term leases provide customers with specified equipment for a specified term. The Company's leasing revenues are based upon the number of equipment units leased, the applicable per diem rate and the length of the lease. Long-term leases typically have initial contractual terms ranging from five to eight or more years. Revenues are recognized on a straight-line basis over the life of the respective lease. Revenue from advance billings are deferred and recognized in the period earned. Service leases do not specify the exact number of equipment units to be leased or the term that each unit will remain on-hire, but allow the lessee to pick-up and drop-off units at various locations specified in the lease agreement. Under a service lease, rental revenue is based on the number of equipment units on-hire for a given period, usually monthly, at the applicable per diem rate. Revenue from customers considered to be non-performing is deferred and recognized when the amounts are received.

The Company recognizes billings to customers for damages and certain other operating costs as leasing revenue when earned based on the terms of the contractual agreements with the customer.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Management of Containers Owned by Others

A portion of the Company's container fleet consists of containers that we manage on behalf of other owners. We earn management fees for these services, which include the leasing, repair, repositioning, storage and sale of the managed fleet pursuant to management agreements with the container owners. The Company's management fees from leasing services are calculated as a percentage of net revenues. Net revenues are calculated as the lease, ancillary revenue and sales proceeds attributable to the containers, less operating expenses, excluding depreciation or financing expenses. If operating expenses were to exceed revenues, the container owners would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net revenues.

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

Debt Costs

Debt costs represent the fees incurred in connection with debt obligation arrangements. These costs are capitalized and amortized based on the effective interest method or on a straight-line basis over the term of the related obligation, depending on the type of debt obligation to which they relate. Unamortized debt costs may be written off when the related debt obligations are refinanced or extinguished prior to maturity. If significant, amounts written off are recorded on the Consolidated Statements of Operations as Debt termination expense, otherwise as Other (income) expense, net.

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

Derivative instruments are designated or non-designated for hedge accounting purposes. The fair value of the derivative instruments is measured at each balance sheet date and is reflected on a gross basis on the Consolidated Balance Sheets. The change in fair value of the derivative instruments designated as a cash flow hedge are recorded on the Consolidated Balance

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Sheets in Accumulated other comprehensive income (loss) and are reclassified to interest and debt expense when the hedged interest payments are recognized. If significant, the change in fair value of non-designated derivative instruments is recorded in the Consolidated Statements of Operations as Unrealized (gain) loss on derivative instruments, net, otherwise as Other (income) expense, net.

Income Taxes

The Company uses the liability method of accounting for income taxes, which requires recognition of deferred tax assets and liabilities based on the expected future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or reversed. Any change in the tax rate which has an effect on deferred tax assets and liabilities is recognized as an increase or decrease to income in the period that includes the enactment date of the law that resulted in the change in tax rate.

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

Foreign Currency Translation and Re-measurement

The Company uses the U.S. dollar as its functional currency. The Company's U.K. subsidiary and other foreign location subsidiaries operations and net assets are denominated in local currency and are subject to foreign currency translation. The balance sheet accounts of these subsidiaries are converted at rates of exchange in effect as of the balance sheet date and the statements of operations accounts are converted at the weighted average exchange rate for that period. The effects of changes in exchange rates in translating foreign subsidiaries' financial statements are included in shareholders' equity as Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

The Company also has certain cash accounts, accounts receivable and certain obligations that are denominated in currencies other than the Company's functional currency. These assets and liabilities are generally denominated in euros or British pounds, and are re-measured at each balance sheet date at the exchange rates in effect as of those dates. The impact of changes in exchange rates on the re-measurement of assets and liabilities are included in Administrative expenses on the Consolidated Statements of Operations. The Company recorded a gain of $0.9 million, a loss of $0.7 million and a gain of $0.4 million in net foreign currency exchange gains or losses for the years ended December 31, 2025, 2024 and 2023, respectively.

Recently Adopted Accounting Standards

Income Taxes

Accounting Standards Update ("ASU") No. 2023-09, Improvements to Income Tax Disclosures, was issued in December 2023, which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). The new guidance also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual reporting periods beginning after December 15, 2024. The Company adopted ASU 2023-09 retrospectively for the year ended December 31, 2025, and therefore, this standard impacted the Company's income tax footnote disclosure for each of the years presented. Refer to Note 12 - "Income taxes" for the Company's updated presentation.

Compensation Costs

ASU No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards ("ASU 2024-01"), was issued in March 2024, to clarify the scope application of profits interest and similar awards and to add incremental clarity to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of ASC 718, Compensation-Stock Compensation. ASU 2024-01 is

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
effective for annual periods beginning after December 15, 2024 and interim periods within those annual periods with early adoption permitted. The Company adopted ASU 2024-01 in the first quarter of 2025 on a prospective basis and it had no impact on the Company’s Consolidated Financial Statements.

Recently Issued Accounting Standards Not Yet Adopted

Financial Instruments - Credit Losses

ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, was issued in July 2025, which provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The guidance is effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods with early adoption permitted. The Company expects the adoption of this standard will have a minimal impact on its Consolidated Financial Statements and disclosures.

Expense Disaggregation Disclosures

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), was issued in November 2024, and ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), was issued in January 2025, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03, as clarified by ASU 2025-01, are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Hedge Accounting Improvements

ASU No. 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, was issued in November 2025 which introduces targeted improvements to better align hedge accounting with risk management activities. The guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company expects the adoption of this standard will have a minimal impact on its Consolidated Financial Statements and disclosures.

Internal-Use Software

ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Recognition and Disclosure of Software Cost, was issued in September 2025 to remove the prescriptive “project stage” model for software development and require capitalization of software costs once management has authorized and committed to funding the project and it is probable the project will be completed and used as intended. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Note 3 — Acquisitions and Other Transactions

On July 1, 2025, the Company completed the acquisition of Global Container International LLC (“GCI”), a Bermuda-domiciled container leasing company that operates a fleet of approximately 0.5 million TEU, for a purchase price of $1,076.6 million, inclusive of transaction costs. The transaction was accounted for as an asset acquisition, with the majority of the purchase price allocated to leasing equipment and finance lease receivables, and the remaining purchase price allocated to other acquired assets including cash, restricted cash, accounts receivable, and an in-place lease intangible asset. The transaction was funded with cash on hand as of June 30, 2025, obtained from borrowings under the Company's credit facility. At closing, Triton paid $321.9 million to GCI shareholders and repaid $457.7 million of outstanding GCI indebtedness as a condition to close. In addition, $284.9 million of existing securitization fixed-rate notes, which remain outstanding, were transferred to Triton in connection with the GCI acquisition.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
On March 27, 2025, the Company distributed its equity interest in Triton Container Finance VIII LLC ("TCF VIII"), a special purpose securitization subsidiary of Triton, to Thanos Holdings Limited ("Parent") (the “TCF VIII Distribution”). The effective date of the TCF VIII Distribution used for accounting purposes was March 31, 2025. As of March 31, 2025, TCF VIII had total assets of approximately $1.8 billion, consisting primarily of revenue earning assets, total indebtedness of approximately $1.3 billion, and shareholders’ equity of approximately $0.5 billion. From April 1, 2025 forward, revenues and net income related to TCF VIII are no longer included in the Company's Consolidated Statements of Operations. Following the TCF VIII Distribution, the Company continues to manage the containers in the TCF VIII securitization portfolio, for which it is entitled to receive management fees. For the year ended December 31, 2025, the Company received $19.5 million of management fees.

In connection with the acquisition of the Company by Brookfield Infrastructure in September 2023, Triton incurred transaction and other costs related to the Merger which are included in Transaction and other costs in the Company’s Consolidated Statements of Operations.

Transaction and other costs were comprised of the following (in thousands):

	December 31, 2024	December 31, 2023
Employee compensation costs	$15,469	$26,956
Advisory fees	—	41,673
Legal and professional expenses	11,511	9,039
Other	6	1,332
Total	$26,986	$79,000

There were no transaction related costs for the year ended December 31, 2025.

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

During 2024, the Company entered into a finance lease transaction which included certain containers purchased during the COVID-19 pandemic with carrying values that were higher than market values. As a result, the Company recorded an up-front loss of $57.4 million and corresponding reduction to the net book value of revenue earning assets which is included in Net gain (loss) on sale of leasing equipment on the Consolidated Statements of Operations.

Note 5—Restricted Cash

The components of restricted cash were as follows for the periods ended (in thousands):

	December 31, 2025	December 31, 2024
Collection accounts	$60,043	$43,187
Trust accounts	13,688	18,700
Other restricted cash	33,253	49,602
Total restricted cash	$106,984	$111,489

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

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

Note 6—Debt

The table below summarizes the Company's key terms and carrying value of debt as of the periods indicated:

	December 31, 2025				December 31, 2024
	Outstanding Borrowings (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Outstanding Borrowings (in thousands)
			From	To
Secured Debt Financings
Securitization term instruments	$2,023,819	3.81%	February 2028	March 2035	$3,032,700
Securitization warehouse	260,000	5.37%	November 2032	November 2032	60,000
Total secured debt financings	2,283,819				3,092,700
Unsecured Debt Financings
Senior notes	1,800,000	2.82%	April 2026	March 2032	1,800,000
Credit facility:
Revolving credit tranche	960,000	5.12%	August 2030	August 2030	1,085,000
Term loan tranche	1,564,800	5.12%	August 2030	August 2030	1,680,000
Total unsecured debt financings	4,324,800				4,565,000
Total debt financings	$6,608,619				$7,657,700
Unamortized debt costs	(39,373)				(48,743)
Unamortized debt premium & discounts	(2,168)				(3,237)
Debt, net of unamortized costs	$6,567,078				$7,605,720

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

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company maintains irrevocable standby letters of credit to satisfy the restricted cash balance requirements equal to nine months of interest expense on the ABS facilities. As of December 31, 2025, the current value of the standby letters of credit for the Company's ABS facilities was $29.6 million.

On July 1, 2025, $284.9 million of securitization fixed-rate notes at a weighted average interest rate of 2.61% and a weighted average expected maturity date of April 2031 were transferred to the Company in connection with the GCI acquisition.

On June 24, 2025, the Company issued a series of securitization fixed-rate notes in the principal amount of $300.0 million at a weighted average interest rate of 5.50% and an expected maturity date of March 2035. Fees paid at closing of $3.9 million were deferred and will be amortized over the term of the notes based on the effective interest method. The proceeds from this issuance were primarily used to repay borrowings under the revolving credit tranche of the Company's credit facility.

During the first quarter of 2025, the Company distributed its equity interest in TCF VIII to Parent, resulting in a decrease in total indebtedness of approximately $1.3 billion.

Securitization Warehouse

Under the Company’s Securitization warehouse facility, an indirect wholly owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

On November 20, 2025, the Company amended and restated its existing $1,125.0 million securitization warehouse facility, which was originally entered into in 2018, to extend the revolving period from January 22, 2027 to November 20, 2028, and change the interest rate to Daily Simple SOFR plus 1.50%. After the revolving period, borrowings will convert to term notes with a maturity date of November 20, 2032, paying interest at Daily Simple SOFR plus 2.50%. As part of this transaction, the Company wrote off $0.2 million of debt related costs. The warehouse facility is secured primarily by a pool of intermodal containers and related assets and contains affirmative and negative covenants and representations and warranties customary for financings of this type.

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

Credit Facility

On August 7, 2025, the Company amended its existing credit facility, which consists of a revolving credit tranche and a term loan tranche. The amendment, among other things, extended the maturity date of the credit facility to August 7, 2030, reduced the applicable margin in respect of Daily Simple SOFR loans to 1.25%, reduced the commitment fees under the facility, and increased the term loan tranche of the credit facility by $20.0 million to $1,630.0 million. The $2,000.0 million revolving credit tranche of the credit facility remained unchanged by the amendment. The credit facility is subject to covenants customary for financings of this type, including financial covenants that require the Company to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

The amendment of the credit facility was accounted for as a debt modification and, accordingly, financing fees paid of $2.7 million were deferred and $0.4 million of the unamortized fees from the existing term loan facility were written off and included in Other (income) expense, net on the Consolidated Statements of Operations.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Derivative Impact on Debt

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense.

The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of December 31, 2025:

	Balance Outstanding (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range		Weighted Avg Remaining Term
			From	To
Excluding impact of derivative instruments:
Fixed-rate debt	$3,823,819	3.34%	Apr 2026	Mar 2035	3.8 years
Floating-rate debt	$2,784,800	5.14%	Aug 2030	Nov 2032	4.2 years

Including impact of derivative instruments:
Fixed-rate debt	$3,823,819	3.34%
Hedged floating rate debt	1,765,500	3.74%
Total fixed and hedged floating-rate debt	5,589,319	3.47%
Unhedged floating rate debt	1,019,300	5.14%
Total debt outstanding	$6,608,619	3.72%

The fair value of total debt outstanding was $6,455.9 million and $7,241.7 million as of December 31, 2025 and December 31, 2024, respectively, and was measured using Level 1 and Level 2 inputs.

As of December 31, 2025, the maximum borrowing levels for the ABS warehouse and the revolving credit tranche under the credit facility were $1,125.0 million and $2,000.0 million, respectively. These facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these revolving credit facilities at December 31, 2025 was approximately $904.4 million.

The Company is subject to certain financial covenants under its debt financings. As of December 31, 2025, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

Debt Maturities

At December 31, 2025, the Company's scheduled principal repayments and maturities were as follows (in thousands):

Years ending December 31,
2026	$993,695
2027	424,697
2028	546,040
2029	403,603
2030	2,257,654
2031 and thereafter	1,982,930
Total debt outstanding	$6,608,619

Note 7—Derivative Instruments

Interest Rate Swaps / Caps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in Accumulated other comprehensive income (loss) and are reclassified to interest and debt expense when the hedged interest payments are recognized.

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

Certain assets of the Company's subsidiaries are pledged as collateral for various ABS facilities. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities on the Consolidated Statements of Cash Flows. As of December 31, 2025, the Company had cash collateral on derivative instruments of $0.4 million.

Within the next twelve months, the Company expects to reclassify $18.2 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from accumulated other comprehensive income (loss) into earnings.

As of December 31, 2025, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,765.5	2.47%	4.2 years
(1)    Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $300.0 million and increase the weighted average remaining term to 5.2 years.

In July 2025, in connection with the GCI acquisition, the Company acquired swap contracts for a fair value net liability of $0.5 million which were immediately terminated and settled. The Company subsequently entered into swaps with a notional value of $400.0 million and a termination date of June 2030.

In May 2025, the Company entered into swaps with a notional value of $400.0 million and termination date of June 2035. The Company partially terminated $300.0 million notional of these swaps in June 2025 and paid $1.7 million. These swaps were designated as cash flow hedges to fix the interest rates on a portion of the Company's floating rate debt.

In April 2025, the Company entered into forward starting swaps with a notional value of $300.0 million that will commence in September 2029 and have a termination date of March 2035. These swaps were designated as cash flow hedges to fix the interest rates on a portion of the Company's floating rate debt.

The following table summarizes the impact of derivative instruments on the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income on a pretax basis (in thousands):

		Year Ended December 31,
	Financial statement caption	2025	2024	2023
Non-Designated Derivative Instruments
Unrealized (gains) losses	Other (income) expense, net	$2	$40	$(15)
Designated Derivative Instruments
Realized (gains) losses	Interest and debt (income) expense	$(32,008)	$(50,795)	$(47,648)
Unrealized (gains) losses	Comprehensive (income) loss	$17,618	$(55,913)	$(20,148)

Fair Value of Derivative Instruments

The Company presents the fair value of derivative instruments on a gross basis as a separate line item on the Consolidated Balance Sheets.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
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

Note 8—Leases

Lessee

The Company leases office facilities under various cancellable and non-cancellable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

The following table summarizes the impact of the Company's leases in its financial statements (in thousands):

Balance Sheet	Financial statement caption		December 31, 2025	December 31, 2024
Right-of-use asset - operating	Other assets		$9,935	$10,645
Lease liability - operating	Accounts payable and other accrued expenses		$13,356	$14,331

		Year Ended December 31,
Income Statement	Financial statement caption	2025	2024	2023
Operating lease cost(1)	Administrative expenses	$3,096	$2,968	$2,869
(1)     Includes short-term leases that are immaterial.

Cash paid for amounts included in the measurement of lease liabilities included in operating cash flows was $3.0 million, $2.5 million, and $2.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The following represents the Company's future undiscounted cash flows related to lease liabilities for each of the next five years and thereafter as of December 31, 2025 (in thousands):

Years ending December 31,
2026	$3,285
2027	2,298
2028	1,962
2029	1,581
2030	1,337
2031 and thereafter	6,258
Total undiscounted future cash flows related to lease payments	$16,721
Less: imputed interest	(3,365)
Total present value of lease liability	$13,356

The following table includes supplemental information related to the Company's operating leases:

	December 31, 2025	December 31, 2024
Weighted-Average Remaining Lease Term	7.7 years	8.5 years
Weighted-Average Discount Rate	5.54%	5.67%

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Lessor

Operating Leases

The following is the minimum future rental income as of December 31, 2025 under non-cancelable operating leases, assuming the minimum contractual lease term (in thousands):

Years ending December 31,
2026	$786,218
2027	656,542
2028	561,946
2029	443,924
2030	317,021
2031 and thereafter	863,336
Total	$3,628,987

As of December 31, 2025, the Company has deferred revenue balances related to operating leases with uneven payment terms. These amounts will be amortized into revenue as follows (in thousands):

Years ending December 31,
2026	$42,387
2027	16,776
2028	15,392
2029	13,837
2030	8,426
2031 and thereafter	20,956
Total	$117,774

Finance Leases

The following table summarizes the components of the net investment in finance leases (in thousands):

	December 31, 2025	December 31, 2024
Future minimum lease payment receivable(1)	$2,053,619	$1,989,859
Estimated residual receivable(2)	299,919	269,090
Gross finance lease receivables(3)	2,353,538	2,258,949
Unearned income(4)	(672,950)	(673,137)
Net investment in finance leases(5)	$1,680,588	$1,585,812
(1)     There were no executory costs included in gross finance lease receivables as of December 31, 2025 and December 31, 2024.
(2)    The Company's finance leases generally include a purchase option at nominal amounts that is reasonably certain to be exercised, and therefore, the Company has immaterial residual value risk for assets.
(3)    The gross finance lease receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(4)     There were no unamortized initial direct costs as of December 31, 2025 and December 31, 2024.
(5)    One major customer represented 93% of the Company's finance lease portfolio as of December 31, 2025 and 2024. No other customer represented more than 10% of the Company's finance lease portfolio in each of those periods.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Maturities of the Company's gross finance lease receivables subsequent to December 31, 2025 are as follows (in thousands):

Years ending December 31,
2026	$254,191
2027	229,936
2028	227,564
2029	215,466
2030	211,872
2031 and thereafter	1,214,509
Total	$2,353,538

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

Note 9—Other Compensation Costs

Long-Term Cash Incentive Plan

Under the Company's Long-Term Cash Incentive Plan ("LTIP") the Company grants long-term cash incentive awards with specified target values to certain employees and consultants of the Company, subject to the participant's continued service with the Company. Payouts of these awards are based on changes in the Company’s valuation, plus cumulative cash dividends and return of capital distributions paid by the Company from the grant date to the vesting date. At each reporting period subsequent to the grant date, changes in the award's aggregate target value are recognized as compensation expense based on the portion of vesting or service period lapsed from the grant date through the reporting date.

The following table summarizes awards that have been granted under the Company's LTIP:

		Award Vesting
Grant Date	Aggregate Target Value as of December 31, 2025	Date	Weighting	Date	Weighting
February 2025	$14.2 million	January 15, 2027	25%	January 15, 2028	75%
February 2024	$16.4 million	January 15, 2026	50%	January 15, 2027	50%

The Company recognized compensation expense for the LTIP awards for the years ended December 31, 2025 and 2024 of $12.4 million and $4.6 million, respectively, in Administrative expenses on the Consolidated Statements of Operations. In February 2025, an additional tranche of LTIP awards was issued to participants, resulting in an increase in compensation expense recognized for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Additionally, the aggregate target value of the LTIP awards increased due to an increase in the Company's valuation as of December 31, 2025. As a result, the Company recorded $2.0 million of compensation expense included in the totals above representing the increase in aggregate target value for the portion of vesting period lapsed from the grant date through the reporting date.

Also included in the totals above is $1.9 million of compensation expense for the acceleration of LTIP awards for certain employees in connection with their planned departures at the end of 2025.

Long-Term Incentive Awards

Pursuant to a long-term incentive program established by Brookfield Infrastructure, certain senior executives of the Company have been granted incentive units (the "Incentive Units") which vest in five equal annual installments on each of the

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
first five anniversaries of the closing of the Merger, subject to the participants' continued employment or service. During the third quarter of 2025, 125 additional Incentive Units were granted under this program in the form of bonus unit awards. As of December 31, 2025, the total number of Incentive Units granted under the long-term incentive program was 1,000.

The Company recognizes compensation expense for the Incentive Units on a straight line basis over the five year vesting period based on the estimated fair value of the awards. Changes in the fair value of the awards at each reporting date are recognized as compensation expense based on the portion of the vesting or service period lapsed from the grant date through the reporting date.

The Company recognized compensation expense for the year ended December 31, 2025 and 2024 of $6.2 million and $3.8 million, respectively, in Administrative expenses on the Consolidated Statements of Operations. These amounts are reflected as Contributed capital from Parent on the Consolidated Statements of Shareholders’ Equity.

The estimated fair value of the awards increased from $19.2 million to $25.0 million due to an increase in the Company’s valuation as of December 31, 2025. As a result, the Company recognized $2.0 million of compensation expense included in the totals above representing the increase in fair value for the portion of the vesting period lapsed from the grant date through the reporting date.

Payment obligations under the program, if any, are the responsibility of Brookfield Infrastructure.

Other Compensation

During the year ended December 31, 2025, the Company recorded $2.5 million of severance costs in Administrative expenses on the Consolidated Statements of Operations for certain employees in connection with their planned departures at the end of the year.

Note 10—Other Equity Matters

In connection with the Merger, all previously issued and outstanding common shares of Triton were cancelled and following the closing of the Merger, 100% of the Company’s issued and outstanding common shares are privately held by a subsidiary of Brookfield Infrastructure, therefore, earnings per share data is not presented.

During the year ended December 31, 2025, the Company paid cash dividends of $250.0 million on the common shares of the Company to Parent. The Company also paid $4.6 million in costs on behalf of Parent that are recognized as a deemed distribution to Parent. Effective March 31, 2025, the Company distributed its equity interest in TCF VIII to Parent. For additional information on the TCF VIII Distribution, refer to Note 3 - "Acquisitions and Other Transactions".

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Preference Shares

The following table summarizes the Company's preference share issuances as of December 31, 2025 (each, a "Series"):

Preference Share Series	Issuance	Liquidation Preference (in thousands)	# of Shares(1)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$86,250	3,450,000
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000
Series F 7.625% Cumulative Redeemable Perpetual Preference Shares ("Series F")	February 2025	$150,000	6,000,000
		$880,000	35,200,000
(1)     Represents number of shares authorized, issued, and outstanding.

Triton’s preference shares are listed on the New York Stock Exchange.

On February 6, 2025, the Company completed a public offering of the Series F Preference Shares and received $144.3 million in aggregate net proceeds after deducting underwriting discounts and offering expenses of $5.7 million. The net proceeds from the sale of the Series F Preference Shares were used for general corporate purposes.

Each Series of preference shares may be redeemed at the Company's option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preference shares prior to the lapse of the five year period upon the occurrence of certain events as described in each instrument, such as transactions that either transfer ownership of substantially all assets to a single entity or establish a majority voting interest by a single entity, and which for certain Series cause a downgrade or withdrawal of rating by the rating agency within 60 days of the event. If the Company does not elect to redeem a Series upon the occurrence of the preceding events, holders may have the right to convert their preference shares into common shares. Additionally, for Series E and F only, the Company may redeem the Series if an applicable rating agency changes the methodology or criteria that were employed in assigning equity credit to securities similar to the relevant Series when originally issued, which either (a) shortens the period of time during which equity credit pertaining to the Series would have been in effect had the methodology not been changed or (b) reduces the amount of equity credit as compared with the amount of equity credit that the rating agency had assigned to the Series when originally issued.

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

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company paid the following quarterly dividends on its issued and outstanding Series (in millions except for the per-share amounts):

	Year ended December 31,
	2025		2024		2023
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A(1)	$2.12	$7.2	$2.12	$7.2	$2.12	$7.2
B	$2.00	$11.6	$2.00	$11.6	$2.00	$11.6
C(1)	$1.84	$12.8	$1.84	$12.8	$1.84	$12.8
D(1)	$1.72	$10.4	$1.72	$10.4	$1.72	$10.4
E(1)	$1.44	$10.1	$1.44	$10.1	$1.44	$10.1
F(1)(2)	$1.65	$9.8	—	—	—	—
Total		$61.9		$52.1		$52.1
(1)     Per share payments rounded to the nearest whole cent.
(2)     Issued in February 2025.

As of December 31, 2025, the Company had cumulative unpaid preference dividends of $2.6 million.

Note 11—Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reportable segments:
•Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its lease fleet, as well as manages containers owned by other parties.
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

Most of Triton’s revenues are derived from leasing equipment to the Company's core shipping line customers. The most important driver of profitability is the extent to which leasing revenues, which are driven by the Company's owned equipment fleet size, utilization and average lease rates, exceed ownership (depreciation and interest expense) and operating costs. The Company's profitability is also driven by the gains or losses realized on the sale of used containers and the margins generated from trading new and used containers. The CODM uses leasing margin and disposal gains in the Company's equipment leasing segment and net trading margin in the equipment trading segment as the primary measures of profitability and the basis for the allocation of resources. Within the components of leasing margin the CODM will analyze the relationship between revenue trends and certain significant expenses including storage and handling and repair costs. The Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in December of 2024 on a retrospective basis.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following tables summarizes the Company's segment information and the consolidated totals reported (in thousands):

As of and for the Year Ended December 31, 2025	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,345,778	$7,048	$1,352,826
Less:
Depreciation and amortization	385,795	763	386,558
Interest and debt expense	261,643	1,852	263,495
Storage and handling	46,750	—	46,750
Repair costs	9,819	—	9,819
Other operating expenses	5,745	—	5,745
Administrative expenses(1)	106,186	1,125	107,311
Other (income)expenses(2)	3,656	—	3,656
Leasing margin	$526,184	$3,308	$529,492
Net trading margin	—	2,151	2,151
Net gain (loss) on sale of leasing equipment	22,221	—	22,221
Transaction and other costs			—
Income (loss) before income taxes			$553,864
Total assets	9,715,573	98,847	9,814,420
Purchases of leasing equipment and investments in finance leases(3)	$1,030,266	$—	$1,030,266

As of and for the Year Ended December 31, 2024	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,527,035	$7,801	$1,534,836
Less:
Depreciation and amortization	540,646	822	541,468
Interest and debt expense	259,236	705	259,941
Storage and handling	51,765	—	51,765
Repair costs	9,045	—	9,045
Other operating expenses	5,579	—	5,579
Administrative expenses(1)	90,130	1,071	91,201
Other (income)expenses(2)	(1,482)	—	(1,482)
Leasing margin	$572,116	$5,203	$577,319
Net trading margin	—	4,296	4,296
Net gain (loss) on sale of leasing equipment	12,369	—	12,369
Transaction and other costs			(26,986)
Income (loss) before income taxes			$566,998
Total assets	11,038,251	65,152	11,103,403
Purchases of leasing equipment and investments in finance leases(3)	$929,449	$—	$929,449

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of and for the Year Ended December 31, 2023	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$1,537,351	$6,441	$1,543,792
Less:
Depreciation and amortization	574,767	784	575,551
Interest and debt expense	239,844	994	240,838
Storage and handling	78,608	—	78,608
Repair costs	14,811	—	14,811
Other operating expenses	8,133	—	8,133
Administrative expenses(1)	86,774	2,065	88,839
Other (income)expenses(2)	(4,027)	—	(4,027)
Leasing margin	$538,441	$2,598	$541,039
Net trading margin	—	7,899	7,899
Net gain (loss) on sale of leasing equipment	58,615	—	58,615
Transaction and other costs	—	—	(79,000)
Income (loss) before income taxes			$528,553
Total assets	11,164,052	68,816	11,232,868
Purchases of leasing equipment and investments in finance leases(3)	$208,242	$—	$208,242

(1) Certain Administrative expenses have been allocated to the equipment trading segment based on a methodology that is consistent in all the periods presented.
(2) Other segment items primarily include the provision (reversal) for doubtful accounts, unrealized gains or losses on derivative instruments and debt termination expense.
(3)    Represents cash disbursements for purchases of leasing equipment and investments in finance leases including $743.9 million of purchases of assets in connection with the GCI acquisition during the third quarter of 2025 as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.

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

The following table summarizes the geographic allocation of total leasing revenues based on customers' primary domicile (in thousands):

	Year Ended December 31,
	2025	2024	2023
Total revenues:
Asia	$512,408	$559,938	$529,150
Europe	708,786	820,633	822,902
Americas	59,600	89,075	132,930
Bermuda	4,412	4,335	4,203
Other International	67,620	60,855	54,607
Total	$1,352,826	$1,534,836	$1,543,792

Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table summarizes the geographic allocation of equipment trading revenues based on the location of the sale (in thousands):

	Year Ended December 31,
	2025	2024	2023
Total equipment trading revenues:
Asia	$6,493	$14,367	$32,673
Europe	12,014	9,716	19,978
Americas	31,101	15,824	23,897
Bermuda	—	—	—
Other International	9,904	8,730	19,450
Total	$59,512	$48,637	$95,998

Note 12—Income Taxes

The Company is a Bermuda exempted company. In 2025, the Company and its subsidiaries fell outside the scope of the newly enacted Bermuda Corporate Income Tax. Prior to 2025, Bermuda imposed no taxes on profits, income, dividends, or capital gains.
The Company is subject to taxation in certain foreign jurisdictions on a portion of its income attributable to such jurisdictions. The two main subsidiaries of Triton are Triton Container International Limited ("TCIL") a Bermuda company and TAL International Group ("TAL"), a U.S. company. A portion of TCIL’s income and all of TAL's income is subject to taxation in the U.S.

The following table sets forth income tax expense (benefit) for the periods indicated (in thousands):

	Year Ended December 31,
	2025	2024	2023
Current taxes:
Bermuda	$—	$—	$—
U.S.	45,612	50,604	45,861
Foreign	867	563	580
	$46,479	$51,167	$46,441
Deferred taxes:
Bermuda	$—	$—	$—
U.S.	(979)	(2,350)	8,010
Foreign	(20)	(14)	13
	(999)	(2,364)	8,023
Income tax expense (benefit)	$45,480	$48,803	$54,464

Included in the Company’s U.S. 2024 current taxes is a $2.3 million income tax benefit from the purchase of investment tax credits related to property placed in service during 2024. The Company has chosen to account for these credits under ASC 740 using the flow-through method of accounting to reduce its 2024 U.S. federal income tax expense.

The following table sets forth the components of income (loss) before income taxes (in thousands):

	Year Ended December 31,
	2025	2024	2023
Bermuda sources	$321,579	$308,711	$325,453
U.S. sources	231,585	256,967	201,960
Foreign sources	700	1,320	1,140
Income (loss) before income taxes	$553,864	$566,998	$528,553

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table sets forth the difference between the Bermuda statutory income tax rate and the effective tax rate on the Consolidated Statements of Operations for the periods indicated below:

	Year Ended December 31,
	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent
Bermuda applicable statutory tax rate	$—	—%	$—	—%	$—	—%
Foreign Tax Effects
United States
Statutory tax rate differences between United States and Bermuda	48,711	8.8%	52,578	9.3%	42,738	8.1%
Effect of US state income taxes	(7,314)	(1.3)%	(197)	—%	7,241	1.4%
Effect of investment tax credits purchased	—	—%	(2,306)	(0.4)%	—	—%
Other	3,238	0.6%	(1,812)	(0.3)%	3,920	0.7%
Other jurisdictions	845	0.1%	540	0.1%	565	0.1%
Total	$45,480	8.2%	$48,803	8.7%	$54,464	10.3%

The following table sets forth the components of deferred income tax assets and liabilities (in thousands):

	December 31, 2025	December 31, 2024
Deferred income tax assets:
Net operating loss and interest expense limitation carryforwards	$5,644	$10,378
Deferred income	1,804	2,172
Accrued liabilities and other payables	4,077	3,758
Total deferred tax assets	$11,525	$16,308

Deferred income tax liabilities:
Accelerated depreciation	$252,748	$286,914
Deferred partnership income (loss)	162,847	133,656
Goodwill and other intangible amortization	4,017	4,066
Derivative instruments	595	1,346
Other	66	850
Total deferred tax liability	420,273	426,832
Net deferred income tax liability	$408,748	$410,524

At December 31, 2025, the Company had U.S. state net operating loss carryforwards of $6.1 million that expire at various times beginning in 2026 and net interest expense limitation carryforwards of $25.0 million that have an indefinite carryforward period.

The Company has not recorded a valuation allowance for deferred tax assets as of December 31, 2025 and 2024. In assessing the potential future realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences as of December 31, 2025.

Certain income taxes on unremitted earnings have not been reflected on the consolidated financial statements because such earnings are intended to be permanently reinvested in those jurisdictions. Such earnings and related income taxes are estimated to be $716.8 million and $214.9 million, respectively, at December 31, 2025.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company did not record any unrecognized tax benefits for the years ended December 31, 2025 or 2024.

The Company is subject to income tax and files income tax returns in the United States, certain U.S. states, and in other jurisdictions where it conducts business. The tax years 2021 through 2024 remain subject to examination by major tax jurisdictions. California, New York, and New Jersey represent a majority of the Company’s state and local income tax expenses.

The Company's cash paid for income taxes net of refunds were as follows (in thousands):

	Year Ended December 31,
Jurisdiction	2025	2024	2023
U.S.
Federal	$26,458	$47,240	$41,691
California	1,618	929	1,841
All other states	1,517	2,352	2,205
Other foreign	856	618	670
Total cash paid for income taxes	$30,449	$51,139	$46,407

Current income tax payable of $22.1 million and $0.2 million for the years ended December 31, 2025 and 2024, respectively, are included in Accounts payable and other accrued expenses on the Consolidated Balance Sheets. The balance represents amounts expected to be settled within the next 12 months, based on taxable income and statutory tax rates applicable in the jurisdictions in which the Company operates. Current tax liabilities are recorded when they become payable, and the Company evaluates the adequacy of these liabilities each reporting period.

Note 13—Other Postemployment Benefits

The Company's U.S. employees participate in a defined contribution plan. Under the provisions of the plan, an employee is fully vested with respect to Company contributions after four years of service. The Company matches employee contributions of 100% up to a maximum of $6,000 of qualified compensation and may, at its discretion, make voluntary contributions. The Company's contributions were $0.9 million for the year ended December 31, 2025, and $0.8 million for each of the years ended 2024 and 2023, respectively.

Note 14—Commitments and Contingencies

Container Equipment Purchase Commitments

As of December 31, 2025, the Company had commitments to purchase equipment in the amount of $163.3 million to be paid in 2026.

Contingencies

Legal Proceedings

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Triton records liabilities related to legal matters when the exposure item becomes probable and can be reasonably estimated. Based upon information presently available, the Company does not expect liabilities arising from these matters to have a material adverse effect on its financial condition, results of operations, or liquidity. However, these matters are subject to inherent uncertainties and it is possible that a liability arising from these matters could have a material adverse impact in the period in which the uncertainties are resolved, depending in part on the operating results for such period.

TRITON INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 15—Related Party Transactions

On December 4, 2025, the Company acquired a 50% interest in Antwerp Container Company ("ACC"), the largest depot in Antwerp for $1.9 million. The Company's equity investment in ACC is included in Other assets on the Consolidated Balance Sheets. The Company enters into contractual agreements with ACC in the ordinary course of business to repair equipment returned off lease and store equipment when it is not on lease. The Company also sells equipment to ACC periodically in arm’s length transactions.

Effective March 31, 2025, the Company distributed its equity interest in TCF VIII to Parent. As manager of the containers in the TCF VIII securitization portfolio, the Company received management fees of $19.5 million from TCF VIII for the year ended December 31, 2025. For additional information on the TCF VIII Distribution, refer to Note 3 - "Acquisitions and Other Transactions".

The Company holds a 50% interest in Tristar Container Services (Asia) Private Limited ("Tristar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India. The Company's equity investment in Tristar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on finance leases with Tristar of $1.9 million and $2.0 million for the years ended December 31, 2025 and 2024, respectively. The Company has a finance lease receivable balance with Tristar of $2.2 million and $3.9 million as of December 31, 2025 and 2024, respectively.

Note 16—Subsequent Events

On February 5, 2026, the Company entered into a Tax Credit Transfer Agreement to purchase $22.5 million of renewable energy tax credits from EEV TCT Holdco, Inc., a Brookfield Renewable portfolio company that develops solar power plants. The tax credits are expected to offset a significant portion of Triton’s 2025 federal tax liability. The Company purchased the tax credits from EEV TCT for $20.7 million and will record a $1.8 million income tax benefit on the Consolidated Statement of Operations in the first quarter of 2026.

On January 26, 2026, the Company's Board of Directors approved and declared a cash dividend of $200.0 million on its issued and outstanding common shares to Parent, payable on January 30, 2026.

On January 26, 2026 the Company's Board of Directors approved and declared a cash dividend on its issued and outstanding preference shares, payable on March 15, 2026 or the next business day thereafter to holders of record at the close of business on March 9, 2026 as follows:

Preference Share Series	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750
Series F	7.625%	$0.4765625
Series G	7.500%	$0.3281000

On January 21, 2026, the Company completed a $600.0 million senior unsecured investment grade bond offering. The bond offering has a contractual interest rate of 5.150% and expected maturity date of February 15, 2033.

On January 12, 2026, the Company completed a public offering of the 7.500% Series G Preference Shares and received $169.1 million in aggregate net proceeds after deducting underwriting discounts and estimated offering expenses of $5.9 million. The net proceeds from the sale of the Series G Preference Shares were used for general corporate purposes.